UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: April 10, 2015

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated April 9, 2015, entitled "2014 Annual Report".
Exhibit 99.2	Announcement dated April 9, 2015, entitled "Notice of Annual General Meeting".
Exhibit 99.3	Announcement dated April 9, 2015, entitled "Explanatory Statement Relating to the Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-Election of Directors".
Exhibit 99.4	Announcement dated April 9, 2015, entitled "Form of proxy for the Annual General Meeting to be held on 21 May 2015".
Exhibit 99.5	Announcement dated April 9, 2015, entitled "Notification Letter and Request Form For Non-Registered Holders".

Exhibit 99.1

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”), incorporated in the Hong Kong Special Administration Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001. The Company’s American Depositary Receipts (“ADRs”) was listed on the Toronto Stock Exchange (code: CNU) on 18 September 2013.

The Group is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sale of crude oil and natural gas.

The Group’s core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. Overseas, the Group has oil and gas assets in Asia, Africa, North America, South America, Oceania and Europe.

As at 31 December 2014, the Group owned net proved reserves of approximately 4.48 billion BOE, and its average daily net production was 1,184,977 BOE (unless otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees). The Group had total assets of approximately RMB662.86 billion.

Content

2	Financial Summary
3	Operating Summary
6	Milestone Events 2014
8	Chairman’s Statement
10	CEO’s Statement
12	Business Overview
13	Overview
13	Exploration
15	Engineering Construction, Development and Production
16	Regional Overview
20	Sales and Marketing
21	Research and Development
21	Internal Control and Risk Management System
22	Health, Safety and Environmental Protection
23	Corporate Citizen
24	Human Resources
25	Corporate Governance Report
42	Directors and Senior Management
49	Report of the Directors
57	Management’s Discussion and Analysis
63	Independent Auditors’ Report
64	Consolidated Statement of Profit or Loss and Other Comprehensive Income
65	Consolidated Statement of Financial Position
66	Consolidated Statement of Changes in Equity
67	Consolidated Statement of Cash Flows
68	Statement of Financial Position
69	Notes to Consolidated Financial Statements
128	Supplementary Information on Oil and Gas Producing Activities (Unaudited)
141	Notice of Annual General Meeting
147	Glossary
148	Company Information

Financial Summary*
(Amounts expressed in millions of RMB)

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Audited)
Year ended 31 December

	2010	2011	2012	2013	2014

Total revenues	180,036	240,944	247,627	285,857	274,634
Total expenses	(108,891)	(150,337)	(160,486)	(207,354)	(193,719)
Interest income/(finance costs), net	(504)	(511)	(601)	(2,365)	(3,701)
Share of profits/(losses) of associates and a joint venture	398	567	(27)	895	1,006
Investment income	427	1,828	2,392	2,611	2,684
Profit before tax	72,603	92,565	90,172	80,851	82,513
Income tax expense	(18,193)	(22,310)	(26,481)	(24,390)	(22,314)
Profit for the year	54,410	70,255	63,691	56,461	60,199

Consolidated Statement of Financial Position (Audited)
As at 31 December

	2010	2011	2012	2013	2014

Current assets	99,384	131,923	170,894	146,552	140,708
Property, plant and equipment	186,678	220,567	252,132	419,102	463,222
Investments in associates/a joint venture	22,604	22,997	24,017	24,397	25,250
Intangible assets	1,148	1,033	973	17,000	16,491
Total assets	318,430	384,264	456,070	621,473	662,859
Current liabilities	(68,423)	(70,216)	(82,437)	(128,948)	(103,498)
Non-current liabilities	(34,241)	(51,192)	(63,853)	(150,905)	(179,751)
Total liabilities	(102,664)	(121,408)	(146,290)	(279,853)	(283,249)
Equity	215,766	262,856	309,780	341,620	379,610

*
After the early adoption of IFRS 10 – Consolidated Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interest in Other Entities, IAS 27 (Revised) – Separated Financial Statements, and IAS 28 (Revised) – Investments in Associate and Joint Venture from 1 January 2011, certain comparative figures have been adjusted to conform with the current period’s presentation.

Operating Summary*
Year ended 31 December

	2010	2011	2012	2013	2014

Production
Net production of crude and liquids (barrels/day)
China	614,569	598,590	615,122	610,435	626,791
Bohai	408,946	405,682	411,642	392,413	403,927
Western South China Sea	84,116	72,006	72,672	75,606	80,493
Eastern South China Sea	121,454	120,563	130,266	141,545	141,166
East China Sea	53	339	543	872	1,206
Overseas	90,419	83,993	104,623	279,409	305,345
Asia (excluding China)	20,892	17,427	14,883	28,997	37,237
Oceania	6,210	5,382	4,846	4,533	4,297
Africa	62,609	56,348	56,998	77,343	76,838
North America (excluding Canada) ***	709	4,836	27,896	44,245	49,814
Canada	–	–	–	39,872	48,183
Europe	–	–	–	83,460	87,918
South America	–	–	–	960	1,058

Subtotal	704,988	682,583	719,745	889,845	932,137

Net production of natural gas (mmcf/day)
China	619.4	689.9	663.1	634.5	643.3
Bohai	120.4	123.0	123.9	127.4	137.9
Western South China Sea	354.0	390.4	364.1	330.5	341.7
Eastern South China Sea	139.5	157.8	148.8	151.4	136.8
East China Sea	5.5	18.7	26.3	25.2	26.8
Overseas	332.2	345.3	308.6	482.7	546.6
Asia (excluding China)	225.2	218.7	157.8	140.3	154.4
Oceania	107.0	101.1	101.1	98.2	111.2
North America (excluding Canada) ***	–	25.6	49.7	109.5	112.7
Canada	–	–	–	106.0	117.5
Europe	–	–	–	28.7	50.7

Subtotal	951.6	1,035.2	971.7	1,117.1	1,189.9

Total net production (BOE/day)
China	719,966	715,219	727,287	717,784	735,533
Bohai	429,008	426,190	432,285	413,650	426,913
Western South China Sea	145,274	138,712	135,007	132,284	138,972
Eastern South China Sea	144,712	146,864	155,070	166,778	163,970
East China Sea	972	3,453	4,925	5,072	5,678
Overseas	148,956	144,511	161,561	365,010	401,804
Asia (excluding China)	58,421	53,872	43,752	54,529	65,280
Oceania	27,217	25,195	24,628	23,909	26,092

Africa	62,608	56,348	56,998	77,343	76,838
North America (excluding Canada) ***	709	9,096	36,183	62,496	68,396
Canada	–	–	–	57,534	67,770
Europe	–	–	–	88,241	96,370
South America	–	–	–	960	1,058

Total	868,922	859,730	888,848	1,082,795	1,137,337

Net production in equity method investees
Crude and liquids (barrels/day)	17,097	25,704	23,020	22,758	23,510
Natural gas (mmcf/day)	98.4	136.5	138.0	130.2	140.2

Subtotal (BOE/day)	34,010	49,270	46,767	45,173	47,640

Total (BOE/day)	902,932	909,000	935,615	1,127,967	1,184,977

Reserves at year end**
Net proved crude and liquids reserves (million barrels)
China	1,501.6	1,584.7	1,665.7	1,692.6	1,691.6
Bohai	997.7	1,000.4	1,067.2	1,087.6	1,111.7
Western South China Sea	260.0	250.5	224.8	228.3	210.0
Eastern South China Sea	225.0	316.1	354.0	357.0	351.9
East China Sea	18.9	17.7	19.8	19.8	18.0
Overseas	217.5	384.6	515.0	1,367.8****	1,348.2****
Asia (excluding China)	49.9	81.8	65.0	83.6	47.4
Oceania	20.7	19.0	16.7	15.9	16.6
Africa	145.7	133.7	135.7	155.4	142.5
North America (excluding Canada) ***	1.2	150.1	297.6	175.0	209.3
Canada	–	–	–	770.3	781.4
Europe	–	–	–	166.0	149.1
South America	–	–	–	1.7	1.8

Subtotal	1,719.1	1,969.3	2,180.7	3,060.4	3,039.8

Net proved natural gas reserves (bcf)
China	4,387.3	4,139.5	4,459.1	4,475.6	4,756.8
Bohai	728.3	596.2	592.5	552.9	480.8
Western South China Sea	2,034.1	2,017.2	2,384.9	2,505.4	2,318.1
Eastern South China Sea	1,254.3	1,222.4	1,175.7	1,114.2	1,029.6
East China Sea	370.6	303.7	305.9	303.1	928.3
Overseas	1,557.6	1,487.9	1,546.3	1,847.7	1,974.0
Asia (excluding China)	1,016.7	848.7	800.4	889.4	861.2
Oceania	498.0	467.8	409.5	386.0	455.7
North America (excluding Canada) ***	42.9	171.4	336.4	349.6	403.9
Canada	–	–	–	195.0	233.0
Europe	–	–	–	27.8	20.2

Subtotal	5,944.9	5,627.4	6,005.3	6,323.3	6,730.8

Total net proved reserves
 (million BOE)

China	2,232.9	2,274.8	2,408.9	2,442.3	2,486.8
Bohai	1,119.1	1,099.8	1,165.9	1,179.7	1,191.8
Western South China Sea	599.0	586.7	622.2	649.6	598.7
Eastern South China Sea	434.1	519.9	550.0	542.7	523.5
East China Sea	80.7	68.4	70.7	70.4	172.7
Overseas	477.1	646.3	793.7	1,696.4	1,698.3
Asia (excluding China)	219.4	223.2	207.5	240.6	199.4
Oceania	103.7	110.7	96.8	92.0	106.0
Africa	145.7	133.7	135.7	155.4	142.5
North America (excluding Canada) ***	8.3	178.7	353.7	233.2	275.9
Canada	–	–	–	802.8	820.2
Europe	–	–	–	170.6	152.5
South America	–	–	–	1.7	1.8

Total	2,710.0	2,921.1	3,202.6	4,138.7	4,185.0

Net proved reserves in equity method investees
Crude and liquids (million barrels)	197.4	196.3	200.7	199.3	200.4
Natural gas (bcf)	527.8	442.0	513.7	519.9	537.3

Subtotal (million BOE)	288.3	269.0	289.3	288.9	293.0

Total**	2,998	3,190	3,492	4,428	4,478

Others
Reserve life (years)	8.5	9.3	9.8	10.5	10.1
Reserve life (years) (including equity method investees)	9.1	9.6	10.2	10.8	10.4
Reserve replacement ratio (%)	116	167	187	337	111
Reserve replacement ratio (%, including equity method investees)	202	158	188	327	112

Average realized price
Crude oil (US$/barrel)	77.93	109.75	110.48	104.60	96.04
Natural gas (US$/mcf)	4.49	5.15	5.77	5.78	6.44

*
After the early adoption of IFRS10 – Consolidated and Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interest in Other Entities, IAS 27 (Revised) – Separated Financial Statements, and IAS 28 (Revised) – Investments in Associate and Joint Venture from 1 January 2011, certain comparative figures have been adjusted to conform with the current period’s presentation.

**
Approximately 11%, 23%, 36%, 52% and 52%, respectively, of our net proved reserve estimates in 2010, 2011, 2012, 2013 and 2014 were made by the Company’s internal evaluation staff and the remaining were made by the independent consultants. Our reserve data was prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective as of 1 January 2010.

***
As Canada’s proved reserves were over 15% of the Group’s total proved reserves since the end of 2013, the Group’s proved reserves and production data in Canada are disclosed separately for year 2013 and after. For year 2012 and before, Canada’s numbers are included in North America (if applicable) and disclosed on a combined basis.

****	Includes synthetic oil 736.4 million barrels and bitumen 33.8 million barrels in 2013; synthetic oil 749.9 million barrels and bitumen 31.4 million barrels in 2014.

Milestone Events 2014

EXPLORATION

19	March	Announced the natural gas discovery of Lingshui 17-2 in Qiongdongnan Basin in South China Sea, which was the first breakthrough of independent deepwater exploration.
24	March	Announced the mid-sized natural gas discovery of Bozhong 22-1 in Bohai.
28	March	Announced the important natural gas discovery of Ningbo 22-1 in East China Sea.
24	October	Announced the mid-to-large-sized discovery of Jinzhou 23-2 in Bohai.
19	November	Announced the mid-sized discovery of Lufeng 14-4 in Eastern South China Sea.

DEVELOPMENT AND PRODUCTION

14	January	Announced the production commencement of Liuhua 19-5 gas field.
30	March	Announced the production commencement of the large-scale deepwater gas field of Liwan 3-1 by our partner.
12	May	Announced the production commencement of Kenli 3-2 oilfields.
29	July	Announced the production commencement of Lishui 36-1 gas field.
31	July	Announced the production commencement of Panyu 10-2/5/8 project.
25	August	Announced the production commencement of Wenchang 13-6 oilfield.
13	October	Announced the production commencement of Enping 24-2 oilfield.
3	November	Announced the production commencement of Golden Eagle regional development project in the UK North Sea.

24	November	Announced the production commencement of Huizhou 25-8 oilfield/Xijiang 24-3 oilfield Xijiang 24-1 district joint development project.
1	December	Announced the production commencement of Panyu 34-1/35-1/35-2 project.
8	December	Announced the production commencement of Kinosis 1A (K1A) oil sands project in Canada.
15	December	Announced the production commencement of Liuhua 34-2 gas field.

OTHERS

June	Announced the signing of a production sharing contract by China National Offshore Oil Corporation (“CNOOC”) and Eni China B.V. in relation to Block 50/34 in South China Sea.
September	Awarded “Best Borrower – China” by Finance Asia.
October	Awarded “Asia’s Icon on Corporate Governance” by Corporate Governance Asia.
November	Nexen*, a wholly-owned subsidiary of the Company, was recognized as one of the “Canada’s Top 100 Employers 2015”.
December	Awarded “Best Listed Company – Investor Relations” in China Securities Golden Bauhinia Awards by Takungpao.
December	Awarded “2014 Excellence in Management and Corporate Governance Platinum Award” by The Asset.
December	Announced the signing of three production sharing contracts by CNOOC and KUFPEC (China) Inc. in relation to Blocks 52/22, 52/26 and 63/13 in South China Sea.

*
The Company completed its acquisition of Nexen Inc. in February 2013, and started the integration. Unless otherwise expressly provided or the context of this annual report otherwise requires, Nexen refers to Nexen Energy ULC and the companies under its management.

Chairman’s Statement

Dear Shareholders,

2014 was an unusual year for the Company. The world economic recovery has hardly moved forward and China’s economy has shifted gear to the “New Normal” medium-to-high growth rate. Since the second half of the year, international oil prices have plunged, reaching a hefty 50% decrease by the end of the year. This plummet strongly affected the oil industry all over the world, bringing with it a “cold winter”. The Company, whose business is primarily oil and gas exploration and development, has sensed the pinch of the “cold winter”.

The “cold winter” struck a serious blow against the Company’s development, investment strategy, as well as its operational management. Facing the challenges, we continued to follow the “New Leap Forward” blueprint and determined to build our competitive edge in order to achieve sustainable development. We have strengthened our confidence, worked hand in hand to map out our long-term strategy and tackled the immediate problems, and achieved solid progress in different areas of our business.

First, to solidify our business foundation and continue to focus our effort on exploration and development. The volatility of oil prices is an inherent risk for the oil industry. We did not expand recklessly when oil prices are high, nor did we bring ourselves to a standstill simply because oil prices temporarily plummeted. In 2014, the Company’s overall production and operations have remained stable. We were able to meet our operational targets and further enhanced our overall competitiveness.

The Company achieved a number of breakthroughs in the area of exploration. We made our first major independent deepwater oil and gas discovery – Lingshui 17-2, a hundred-billion cubic meters large-sized gas field, and confirmed the enormous exploration potential for Qiongdongnan Basin. Within our core area – Bohai, we also achieved a number of medium-to-large-sized crude oil discoveries. At the end of 2014, the Company’s net proved reserves increased to 4.48 billion BOE, providing a solid resource base for our medium to long-term development.

In 2014, more than 10 new projects commenced production, including Liwan 3-1, the first major deepwater gas field in offshore China. The Company’s net oil and gas production reached approximately 432.5 million BOE. With this result, we successfully met our production target established earlier in the year and reinforced our leading position among the world’s oil and gas exploration and development companies.

Following years of overseas development, the Company has essentially completed its global portfolio allocation. 2014 was the second year since we welcomed Nexen to the family. During the year, the integration with Nexen was the focus of our overseas development. We are dedicated to integration of production and operations as well as corporate culture. The production and operations of Nexen have moved ahead steadily and the integration has progressed smoothly. At the same time, the performance of the Company’s other overseas assets also improved.

Second, strengthen our overall cost control and adhere to prudent operations. Cost control is a core element of the Company’s competitiveness and is crucial in determining the Company’s resilience against external risks. Over the years, the Company has always adhered to a prudent financial policy, emphasizing cost control and prudent operations. To combat the trend of escalating costs, the Company decided to launch a program in early 2014 called “the Year of Quality and Efficiency” to review and strengthen cost-control measures. Under this program, the Company continued to streamline the management flow in exploration, development and production and made considerable efforts to lower the costs for projects under construction. The Company also further promoted integration of exploration and development, improved efficiencies for oil and gas fields, and yielded favorable results.

Third, focus on safety and environmental protection work, which is essential to the Company’s development. In 2014, the Company’s overall safety and environmental protection performance remained stable, forming a solid foundation for our operations and production.

In 2015, we may face even more severe environment for our exploration and development, the Board of Directors and management worked hand in hand, gathered their knowledge, and formulated the strategies and measures to address the low oil price environment and promote the “New Leap Forward” plan.

First, we will prioritize our exploration capital expenditures in our core area – offshore China and strengthen our growth potential; continue to improve the quality and efficiency of our development and production work and maintain a balance between production volume and efficiency; and focus on optimizing our overseas portfolio and continue to strengthen and streamline our overseas business.

Second, we will consolidate the results of “the Year of Quality and Efficiency”, and develop a long-term system for lowering cost and increasing efficiency; continue to strengthen our prudent investment decisions and carefully assess various risks; raise efficiency for our resource allocation and optimize our portfolio; and establish long-term strategies while at the same time capturing the present reserve potential for future development.

Third, we will continue to improve our environmental protection system, strengthen the production safety alert mechanism and enhance our overseas safety and environmental protection management.

On top of maintaining stable and healthy production growth, the Board approved the capital expenditures decrease by 26% to 35% for the year 2015 compared to 2014 through stringent cost control and increased efficiency. This will help us to maintain a healthy cash flow in a low oil price environment. In view of the healthy financial condition of the Company, the Board has recommended a final dividend of HK$0.32 per share (tax inclusive) for the year 2014.

At this moment, spring has just arrived in the Bohai area, the Company’s key battlefield for oil and gas exploration and development, thawing the ocean surface and bringing our employees on the offshore platforms a new wind; in Hong Kong, where the Company is listed, spring has further enlivened the vibrant city. Although the oil industry is still under a  “cold winter” of low oil prices, we are confident that spring will arrive. Therefore, we will proactively carry out innovative measures, enhance quality and efficiency, and lay a solid foundation for future growth. We deeply believe that the Company will take the “New Leap Forward” plan towards future successes and long term, sustainable development.

WANG Yilin
Chairman

Hong Kong, 27 March 2015

CEO’s Statement

Dear Shareholders,

2014 was a crucial year for the continued progress of the Company’s “New Leap Forward” development blueprint. The company’s management and staff focused on cost control, effectively enhanced our operational efficiency, and successfully accomplished various targets set at the beginning of the year. Through these efforts, the Company is well prepared to confront the impact of low oil prices and build up the solid foundation for our future sustainable development.

OVERCOMING DIFFICULTIES TO ACHIEVE OUR TARGETS

The Company’s production and operational activities progressed steadily in 2014. Successful exploration results were achieved both offshore China and overseas. With various projects commencing production, the Company successfully met its production targets for the year. Overseas development progressed steadily. The financial position of the Company remained stable and its health, safety and environmental protection (HSE) maintained excellent performance.

First, a number of breakthroughs were achieved in exploration. Applying new knowledge, technologies and innovative management, the Company achieved exploration breakthroughs in both offshore China and overseas, with 20 new commercial discoveries and successfully appraised 18 oil and gas structures. In Western South China Sea, the Company made a major deepwater natural gas discovery – Lingshui 17-2, representing a breakthrough in our independent deepwater exploration. In Bohai, we made several mid-to-large size oil discoveries including Luda 21-2 and Jinzhou 23-2, consolidating the dominant position of Bohai. We also made an important natural gas discovery in East China Sea, namely Ningbo 22-1. We achieved several exploration successes overseas, with new discoveries in the U.S. Gulf of Mexico, Uganda and the UK North Sea. In 2014, the Company’s reserve replacement ratio reached 112%, and at the end of 2014, the Company had net proved reserves of approximately 4.48 billion BOE, further solidifying the resource base for our sustainable development.

Second, we have seen remarkable results in development and production. 2014 was an important year for the Company’s new oil and gas projects, with 13 projects commencing production. Early this year, the first large-scale deepwater gas field – Liwan 3-1, successfully commenced production, signifying a breakthrough for the Company’s deepwater oil and gas field development. Other projects that commenced production during the year included Kenli 3-2 oilfields, Panyu 10-2/5/8, Enping 24-2 and Panyu 34-1/35-1/35-2, injecting new vigor into the Company’s production growth. We brought most projects on-stream sooner than originally scheduled and below budget. In 2014, the Company’s net production reached 432.5 million BOE, achieving the production target set early this year.

At the same time, the Company strengthened its research on oil reservior. With meticulous organization, the comprehensive decline rate was under control and the production efficiency was further increased. Considerable efforts were made to promote integration of exploration and development, with cost control beginning at the start of projects. We also established long-term and effective systems in different areas including management, production and expenditure, and achieved our goal of increasing production while controlling costs.

Third, our financial performance remained solid with significant results achieved in “cost management stewardship and operational efficiency”. In 2014, the Company actively promoted “the Year of Quality and Efficiency” emphasizing cost control and increases in efficiency. The Company continued to streamline the development plans of oil and gas fields, control the development cost from the beginning, and adjust specific expenditures for major production items. In 2014, the Company’s cost per BOE was US$42.30, representing a decrease of 6.0% year over year. Realized net profit was approximately RMB60.2 billion and earnings per share was RMB1.35. The Company has maintained a healthy financial position and a stable credit rating.

Fourth, our overseas development progressed smoothly. In 2014, the Company continued to promote integration with Nexen and achieved exceptional results. The production of the Buzzard oilfield in the North Sea exceeded budget for the second year in a row with high production efficiency. The efficiency of the Long Lake oil sands project in Canada also improved. The Golden Eagle project in the North Sea and the Kinosis 1A oil sands project in Canada, both operated by Nexen, commenced production earlier than planned.

The operation for the Company’s other overseas assets also progressed in a stable and orderly manner. Production from both the Eagle Ford shale oil and gas project in the U.S. and the Missan oilfields in Iraq continued to increase. The exploration and appraisal work at the Libra oilfield in Brazil progressed smoothly. At the same time, we have actively explored new management models for our overseas projects, increased the level of participation in non-operating projects, strengthened our operational management, cost control and risk control, resulting in significant increases in the operational efficiency of our overseas projects.

In 2014, we continued to treat health, safety and environmental protection work as our top priority. We focused on identifying and resolving potential problems in our production facilities in order to strengthen the management of HSE overseas. The OSHA statistics for Nexen also achieved a record high.

MEETING CHALLENGES AND PLANNING FOR OUR LONG-TERM DEVELOPMENT

In the second half of 2014, international oil prices fell sharply and the world economy recovery has been slow. In view of this complex and changing business environment, we have adjusted our operating strategy to align with the current environment while maintaining our focus on HSE.

Maintaining prudent financial policies and investment decisions. The Company will strictly follow the capital expenditure principles, being prudent when making investment decisions, monitoring cash flow positions closely, balancing short-term benefits and long-term development, and optimizing asset portfolio and capital allocation. Following the plummet in international oil prices since the second half of 2014, the Company has made substantial adjustments to its work plans and budgets for 2015. Capital expenditures for exploration, development and production have been significantly reduced compared to 2014. These adjustments will help to ensure the healthy operation of the Company without sacrificing medium and long-term development.

Strengthening cost control and continuing to increase quality and efficiency. At the beginning 2014, the Company had designated 2014 as “the Year of Quality and Efficiency”, placing high emphasis on cost management, and achieved considerable success. In the area of exploration, our focus was directed to increasing the success rate of exploration and optimizing projects. At the same time, we focused on streamlining the management of exploration programs and enhancing efficiency. In the area of development and production, the Company strengthened the concept of “Efficiency First”, expanded the achievements for technology advancement, cost management and efficiency enhancement, lowering operational expenditure on the premise of safety operation. Other measures included advanced planning, meticulously organizing development and production plans and making arrangements to ensure the safe and stable operation of oil and gas fields.

The effective measures mentioned above laid a solid foundation for the Company to cope with the low oil price environment. In 2015, based on the foundation of the success achieved in 2014, the Company will further increase its efforts to establish a long-term system for controlling costs and increasing productivity through innovative changes in management and technology and new development models.

Ensuring the safe and lawful operation of producing projects and building projects already under development while preserving quality and quantity. In 2015, the Company will strengthen the integration of exploration and development and engage in the rolling development adjacent to existing oil and gas fields, with a target reserve replacement rate of over 100%. At the same time, the Company will continue to adopt various measures to enhance the recovery of oil and gas fields, maintain stable production from mature oil and gas fields, and ensure that new gas and oil fields commence production on schedule to meet the annual net production target of 475 to 495 million BOE.

The Company currently has a number of projects under construction, and 7 new projects are expected to commence production in 2015, including the mid-to-large sized oil and gas fields Bozhong 28/34 comprehensive adjustment project and Kenli 10-1 oilfield.

Striving to raise the operational efficiency of overseas projects. In 2015, the Company will enhance the operational efficiency and profitability of projects in overseas regions, continue to promote further integration of Nexen’s assets, streamline the management of overseas business, focus on major overseas projects management and optimize resource allocation.

The development of the energy industry is currently facing dramatic changes and the operating environment of the Company is becoming increasingly complicated. Faced with such challenges, CNOOC Limited will remain steadfast in its resolve and forge ahead based on solid efforts to fulfill various targets set for 2015.

LI Fanrong
Chief Executive Officer

Hong Kong, 27 March 2015

Business Overview

OVERVIEW

CNOOC Limited is an upstream company specializing in the exploration, development and production of oil and natural gas. It is the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, is also one of the largest independent oil and natural gas exploration and production companies in the world. At the end of 2014, the Company had net proved reserves of 4.48 billion BOE (including approximately 0.29 billion BOE in its equity method investees). In 2014, the Company had total net oil and gas production of 1,184,977 BOE per day (including net oil and gas production of approximately 47,640 BOE per day in its equity method investees).

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). At the end of 2014, approximately 55.6% of the Company’s net proved reserves and approximately 62.2% of its net production were derived from offshore China.

In its independent operations, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. At the end of 2014, approximately 84% of the Company’s net proved reserves and approximately 74% of its net production in offshore China were derived from independent projects.

In its PSC operations, CNOOC, the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China in cooperation with foreign partners through PSCs. CNOOC has transferred to the Company all of its rights and obligations under all the PSCs (except those relating to its management and regulatory function as a state-owned company), including new PSCs that will be signed in the future.

Overseas, following years of overseas development, the Company has essentially completed the allocation of its global portfolio. Overseas assets represent over 50% of the Company’s total assets. Currently, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom, Brazil and various other countries.

In 2014, the Company continued to promote integration with Nexen and achieved exceptional results. The operation for the Company’s other overseas assets has also progressed in a stable and orderly manner. At the same time, the Company strengthened the overseas operational management, cost control and risk management, with a significant increase in operational efficiency of overseas assets.

EXPLORATION

Exploration is a top priority for the Company. In 2014, the Company advanced steadily in its exploration work, achieving new breakthroughs in both shallow and deepwater  exploration in offshore China and overseas. The Company’s reserve replacement ratio reached 112% in 2014.

The Company’s major exploration areas as at the end of 2014 are shown in the table below:

		Major Exploration
		Areas
	Areas	(Net) (km²)

	Bohai	43,068

	Western South China Sea	73,388

Offshore China	Eastern South China Sea	55,424

	East China Sea	85,413

	Subtotal	257,292

	Asia	15,121

	Africa	6,514

	Oceania	33,333

Overseas	North America	1,920

	South America	795

	Europe	7,954

	Subtotal	65,637

Total		322,929

The Company’s exploration investments and activities  offshore China remained at a high level. Approximately 20,500 km of 2D seismic data was acquired by independent exploration and approximately 22,800 km² of 3D seismic data was acquired by independent and PSC exploration, coupled with the completion of the drilling of 117 exploration wells. The Company also completed 31 unconventional wells onshore China. A total of 15 new discoveries were made and 17 oil and gas structures were successfully appraised, resulting in a success rate of 50-70% in independent exploration wells offshore China.

In 2014, the Company implemented a proactive exploration strategy offshore China and had successful achievements in exploration, mainly including the following:

1.
We discovered and summarized a new model of hydrocarbon accumulation for guidance of deepwater exploration. The first major independent deepwater natural gas discovery offshore China, Lingshui 17-2, was achieved. The same model was applied in the exploration in Ledong Trough, leading to the new discovery of Lingshui 25-1.

2.
Breakthroughs were obtained in Bohai by adopting new exploration knowledge. Exploration in new strata in Liaodong Bay led to the new discovery of Jinzhou 23-2. The discovery of Bozhong 22-1 demonstrated the huge potential of Bohai’s deep zone natural gas resource. Large-sized Luda 21-2 oilfield and Bozhong 8-4 oilfield were successfully appraised.

3.
Through technological advancement and knowledge breakthrough, we promoted integration of exploration and development, and achieved the successful appraisal of Wushi 17-2 oilfield, increasing its high quality reserves of crude oil.

4.
Progress was made in the exploration of the Paleogene zone in the Pearl River Mouth Basin. The discovery of the Lufeng 14-4 structure made it possible to “jointly develop various smaller fields together with a big field” in the region.

The above achievements further consolidated the position of offshore China as the Company’s core region and demonstrated the Company’s unique advantage in offshore China.

In overseas exploration, the Company implemented an optimized investment portfolio strategy focusing on key regions, and made substantial progress in major projects. A total of five new discoveries, including Rydberg in the U.S Gulf of Mexico, Rii-B in Uganda, Blackjack and Ravel in the UK North Sea and a discovery in OML138, Usan area in Nigeria, as well as a successful appraisal of one oil and gas structure, were achieved. The NW1 well-drilling in the Libra project in Brazil further reinforced the confidence for exploration and appraisal in the block. These achievements presented a broad prospect of the Company’s overseas exploration.

In addition, the Company obtained significant progress in unconventional gas exploration onshore China, where reservoirs were discovered in a number of exploration wells completed in 2014.

In 2014, the Company strengthened its technology advancements on exploration work and continued to overcome the bottleneck in exploration technology, and achieved successes in technological innovation such as the modularization of ground equipment for deepwater testing. In addition, the Company proactively enhanced its exploration portfolio to improve the success rate of exploration; focused on the discovery of economically valuable reserves through optimization of exploration projects and structural adjustments; and streamlined operation organization to strengthen execution. At the same time, the Company not only enhanced the management of operation sites, but also the integration of exploration and development and overseas exploration management, enabling more effective control on exploration costs while improving exploration efficiency.

The Company’s major exploration activities in 2014 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC

Offshore China

Bohai	14	33	1	–	5	–	24	–	–	–	1,765	–

Eastern South China Sea	10	3	1	–	3	–	2	–	11,730	–	5,088	1,648

Western South China Sea	21	21	1	1	5	1	12	1	4,650	–	7,723	2,613

East China Sea	5	6	–	–	1	–	5	–	4,098	–	3,377	612

Subtotal	50	63	3	1	14	1	43	1	20,477	–	17,953	4,873

Overseas	–	–	16	5	–	5	–	4	–	500	–	3,475

Total	50	63	19	6	14	6	43	5	20,477	500	17,953	8,348

Engineering Construction, Development and Production
In 2014, the Company, by carefully allocating its operational resources, made successful progress in engineering construction and achieved impressive results in engineering construction, development and production operations.

In 2014, the Company’s net oil and gas production reached 432.5 million BOE, representing a year-on-year increase of 5.1%, achieving the production target of 422-435 million BOE set at the beginning of the year. Currently, the new projects planned to commence production in 2014, including Kenli 3-2 oilfields, Wenchang 13-6, Panyu 10-2/5/8, Panyu 34-1/35-1/35-2 and Enping 24-2, all came on stream. The Golden Eagle regional development project in the UK North Sea also started production. Most projects came on stream ahead of schedule. In addition, New projects planned in 2015 including Huizhou 25-8/Xijiang 24-3 oilfield Xijiang 24-1 district joint development project, Liuhua 34-2 gas field and K1A oil sands project in Canada came on stream ahead of schedule in 2014.

In 2014, the Company’s development and production operations were subject to various pressures, including restrained production capacity of Eastern South China Sea gas fields due to weak downstream market demand, uncertainty of a few new projects in meeting the production target, typhoons and significant increases in operating costs of mature oilfields. To address these challenges, the Company implemented the following measures and achieved its annual development and production targets:

First, ensuring the integrity of our production facilities and equipment in oil and gas fields and the safe and stable production, which included: strengthening risk identification systems to achieve record-low number of equipment accidents; optimizing maintenance plans to reduce the impacts on production; and standardizing engineering design to solidify the foundation for reliable set up of equipment and facilities at the design and construction stage.

Second, implementing a number of measures simultaneously to stabilize production volume. Through our efforts, new oil and gas fields including the Suizhong 36-1 Phase II Adjustment project, Wenchang 8-3 East and Weizhou 6-12 came on stream during the year, contributing to the Company’s production growth. Through scientific planning and proactive promotion, the workload and production volume contribution of oil, gas and water wells achieved our expectation. Through replacing large pumps, acidifying, workovers and a number of other measures, the decline rate was effectively lowered, thereby maintaining the basic production volume.

Third, actively tracking progress to ensure more infill drilling wells were put into production. In 2014, the number of domestic infill drilling wells put into production and their overall initial production volume exceeded expectations.

Fourth, promoting the integration of exploration and development, as well as speeding up the construction and production of oil and gas fields. Through collaborative efforts, most development projects commenced production one to two months ahead of schedule.

Fifth, refining the study of reservoirs and improving the development of oilfields to promote stable production. The Company strengthened refined studies on geological reservoirs to ensure the production measures were based on the reservoirs. The increase in infill drilling wells in oilfields such as Bozhong 28-2 South and Bozhong 29-4 contributed to the production growth.

Sixth, strengthening the management of specialized cost items and enhancing efficiency to reduce costs from the roots. In accordance with the requirements of “the Year of Quality and Efficiency”, the Company implemented specialized cost control measures targeting the major subjects of development investment and operating costs, which included: ODP design optimization to control cost from the roots; specialized management of the operating costs of oil wells to improve efficiency and control costs; and specialized management on maintenance costs to fully realize cost control potential.

In 2015, the Company will utilize its full capacity in onshore construction and offshore installation. A total of seven new projects are expected to commence production, including Jinzhou 9-3 oilfield comprehensive adjustment, Bozhong 28/34 oilfields comprehensive adjustment and Kenli 10-1 oilfield. Other oil and gas fileds are expected to commence production in the coming years and will inject new impetus into the Company’s production growth in the medium-to-long term.

In 2015, the Company’s development and production is expected to face a relatively harsh external environment, including low oil prices and a weak demand in the natural gas market. The Company will implement its various tasks with emphasis on the following areas:

First, the Company will focus on meeting its annual production target. The Company has set its net production target at 475-495 million BOE in 2015. To achieve this target, we will carefully coordinate our resources to facilitate the timely commencement of production of new projects; control production decline rate and maintain baseline production at existing oil and gas fields; develop natural gas downstream market to release production capacity; optimize planned maintenance of projects; enhance the deployment of measures such as infill drilling wells to increase production; improve the effectiveness of standard measures.

Second, the Company will continue to focus on cost control and efficiency. In 2015, the Company will continue to implement various measures for “the Year of Quality and Efficiency”. The focus of our cost-saving measures with respect to development and production will be directed to the following aspects: adjusting the management model according to better governance; tightening the management of operating costs; optimizing production capital expenditure investment; and introducing innovative management mechanisms to control costs effectively.

Third, the Company will plan in advance the realization of production output in 2016 and 2017. We will strengthen the preliminary research on new projects and review of reservoir plans, accelerate the development of China’s natural gas market, and promote the construction of new projects in order to fulfill our medium-to-long term production growth target.

With the above initiatives, the Company will strive to achieve its annual production growth target and lay a solid foundation for its long-term sustainable growth.

REGIONAL OVERVIEW

OFFSHORE CHINA

Bohai
Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. At the end of 2014, the reserves and daily production volume in Bohai were 1,191.8 million BOE and 426,913 BOE/day, respectively, representing approximately 26.6% and 36.0% of the Company’s total reserves and daily production, respectively. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In 2014, the Company made five successful discoveries in Bohai, namely Bozhong 22-1, Luda 16-3 South, Kenli 16-1, Jinzhou 23-2 and Caofeidian 6-4. In addition, the Company also successfully appraised eight oil and gas structures, including Bozhong 8-4, Bozhong 34-9, Kenli 10-4, Kenli 10-2, Luda 21-2, Jinzhou 23-2, Penglai 15-2 and Penglai 13-2. The Company’s major accomplishments in Bohai included:

First, we advocated innovation and encouraged new concepts for exploration. Major breakthroughs were achieved in the exploration of the Neogene zone of Jinzhou 23-2 structure following a transition from medium-to-deep oil and gas to shallow oil and gas exploration.

Second, two major successful appraisals were completed, which included: refined appraisal of Luda 21-2 oilfield of complex fault blocks and high abundance, and efficient appraisal of Bozhong 8-4 oilfield of complex fault blocks.

Third, the discovery of Bozhong 22-1 demonstrated the huge potential of deep zone natural gas resources in Bohai.

Benefiting from these new discoveries and successful appraisals, the reserve replacement ratio in Bohai reached 108% in 2014, further reflecting Bohai’s potential as a core production region for the Company.

For development and production, the production commencement of Kenli 3-2 oilfields was another accomplishment brought by the efficiency enhancement of oil and gas fields under the Company’s joint development of oil and gas fields in accordance with the regional development concept.

Western South China Sea
Western South China Sea is one of the most important natural gas production areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. At the end of 2014, the reserves and daily production volume in Western South China Sea reached 598.7 million BOE and 138,972 BOE/day, respectively, representing approximately 13.4% and 11.7%, respectively, of the Company’s total reserves and daily production.

In 2014, the Company made five new independent discoveries in Western South China Sea, namely Weizhou 6-13, Lingshui 17-2, Lingshui 13-2, Lingshui 25-1 and Wenchang 19-6. We also made a new discovery under PSC, namely Weizhou 12-10. Among these, Lingshui 17-2 was the first major natural gas discovery in independent deepwater exploration offshore China. In addition, the high quality reservoir discovered in Wushi 17-2 laid the foundation for establishing the second oil producing region in the Beibu Gulf. A total of five successful appraisals were obtained, namely Weizhou 12-11, Wushi 17-2, Lingshui 17-2, Lingshui 13-2 and Wenchang 19-6.

In 2014, commencement of the production of Wenchang 13-6 in Western South China Sea contributed to the production growth of the region.

Eastern South China Sea
Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. At the end of 2014, the reserves and daily production volume in Eastern South China Sea reached 523.5 million BOE and 163,970 BOE/day, respectively, representing approximately 11.7% and 13.8%, respectively, of the Company’s total reserves and daily production.

In 2014, the Company made three independent discoveries in Eastern South China Sea, namely Liuhua 27-1, Liuhua 28-2 and Lufeng 14-4. In addition, two successful appraisals of oil and gas structures were completed, namely Liuhua 28-2 and Lufeng 14-4.

In 2014, the construction of the Company’s new projects in Eastern South China Sea proceeded efficiently and safely. New oil and gas fields including Liwan 3-1 gas field, Panyu 10-2/5/8, Enping 24-2, Huizhou 25-8 oilfields/Xijiang 24-3 oilfield Xijiang 24-1 district joint development project, Panyu 34-1/35-1/35-2 projects, Lufeng 7-2 and Liuhua 34-2 gas fields came on stream.

East China Sea
The typical water depth of the Company’s operation area in the East China Sea region is approximately 90 meters. At the end of 2014, approximately 3.9% of the Company’s reserves and 0.6% of the Company’s production were derived from the East China Sea.

In 2014, the Company made an important new natural gas discovery of Ningbo 22-1 in the East China Sea, which consolidated the resource base for sustainable development in the region.

OVERSEAS

Asia (excluding China)
Asia (excluding China) was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets mainly in Indonesia and Iraq. At the end of 2014, the reserves and daily production volume derived from Asia (excluding China) reached 199.4 million BOE and 65,280 BOE/day, respectively, representing approximately 4.5% and 5.5%, respectively, of the Company’s total reserves and daily production.

Indonesia
As of the end of 2014, the Company’s asset portfolio in Indonesia consisted of three development and production blocks and one block under construction, among which, the Company acted as the operator for the PSC block in Southeast Sumatra while the Madura Strait PSC was a joint operation block. Meanwhile, the Company also holds non-operating working interests in Malacca PSC.

The Company owns approximately 13.90% interest in the Tangguh LNG Project in Indonesia. Phase I of the Tangguh Project was completed and commenced production by the end of 2009, and has maintained a stable production volume with exceptional results. Currently, the Tangguh Project is preparing for the development of the third LNG train in Phase II, which is expected to be completed and commence production in 2019.

In 2014, faced with many challenges such as aging production facilities and typhoons in the Southeast Sumatra Project, the Company deeply studied reservoirs delineation and residue oil distribution, further explored the potential of oilfields, reperforated in old wells and applied new technology, achieving desirable results.

Iraq
In 2010, the Company entered into a technical service contract in relation to the development and production of the Missan oilfields in Iraq. Under the contract, CNOOC Limited acts as the lead contractor of these oilfields and owns a 63.75% participating interest. The project entered the cost recovery period in 2012 and began to contribute to the Company’s production growth.

In 2014, faced with the grim security condition in Iraq, declining production of mature oilfields and other difficulties, the Company coordinated the development and production operations, strengthened technical support, optimized the operating mechanism and operation of oil wells, and strove to increase the production of mature wells. The newly drilled horizontal wells in Missan oilfields achieved the expected production level. In 2014, the production of Missan oilfields increased steadily and reached approximately 22,000 barrels per day.

Other Regions in Asia
In addition, the Company owns interests in several exploration blocks in Qatar.

Oceania
Currently, the Company’s oil and gas assets in Oceania are located in Australia and Papua New Guinea. At the end of 2014, the reserves and daily production volume derived from Oceania reached 106.0 million BOE and 26,092 BOE/day, respectively, representing approximately 2.4% and 2.2%, respectively, of the Company’s total reserves and daily production.

Australia
The Company owns 5.3% interest in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2014, the North West Shelf LNG Project generated a stable production and healthy returns.

The Company also owns exploration blocks in Australia, which are currently under appraisal.

Other Regions in Oceania
The Company owns interests in several blocks in Papua New Guinea. These blocks are still under exploration.

Africa
Africa is a relatively large oil and gas reserves and production base for the Company. The Company’s assets in Africa are primarily located in Nigeria and Uganda. At the end of 2014, the reserves and daily production volume derived from Africa reached 142.5 million BOE and 76,838 BOE/day, respectively, representing approximately 3.2% and 6.5%, respectively, of the Company’s total reserves and daily production.

Nigeria
The Company owns 45% interest in the OML130 block in Nigeria, which is a deepwater project comprised of four oilfields, namely, Akpo, Egina, Egina South and Preowei. The Akpo oilfield commenced production in March 2009. In 2014, the Akpo oilfield maintained a stable production and its net production reached approximately 56,000 barrels per day.

In 2013, TOTAL S.A., the operator of the Egina project, announced that the final investment decision for the Egina field had been approved and the project entered into the engineering construction phase.

In addition, Nexen Petroleum Nigeria Limited holds a 20% non-operating interest in each of the two offshore oilfields, namely, Usan and Usan West in the OML138 block, together with a number of other discoveries and exploration targets. The Usan oilfield commenced production in early 2012 and its production continued to increase. Nexen Petroleum Nigeria Limited made a new discovery in the Usan area in 2014.

We plan to utilize the synergy of Usan, Usan West and the OML130 Project to establish an oil and gas production base in West Africa.

Uganda
The Company owns one-third of the interest in each of EA 1, 2 and 3A in Uganda. EA 1, 2 and 3A are located at Lake Albert Basin in Uganda, which is one of the most promising basins for oil and gas resources in Africa.

In 2014, we made a new discovery of Rii-B in Uganda. In addition, as the operator of EA 3A, the Company took great efforts to promote the development of the Kingfisher oilfield. The field is still under research in the preliminary development stage, and has currently completed the Pre-FEED of the crude oil pipeline.

In 2014, the FDP/PRR preparation for all oil and gas fields (excluding Kingfisher) in the reserved region in the EA1 and EA2 blocks were completed and submitted to the government of Uganda for the application of the production licenses, and is currently awaiting the government’s approval.

Other Regions in Africa
Apart from Nigeria and Uganda, the Company also owns interests in several blocks in Equatorial Guinea, the Republic of Congo, Algeria and the Gabonese Republic.

North America
North America made the biggest overseas reserves and production contribution for the Company. The Company holds interests in oil and gas assets in the U.S., Canada and Trinidad and Tobago in North America, as well as part of the shares of MEG Energy Corporation in Canada. At the end of 2014, the Company’s reserves and daily production volume derived from North America reached 1,096.1 million BOE and 136,166 BOE/day, respectively, representing approximately 24.5% and 11.5%, respectively, of the Company’s total reserves and daily production.

The U.S.
The Company currently holds 33.3% interest in two shale oil and gas projects in the U.S., namely the Eagle Ford and Niobrara shale oil and gas projects.

In 2014, along with the increasing number of wells drilled in the Eagle Ford project, we gained a clearer understanding of the underground resources. The Company has worked closely with the operator, and divided the Eagle Ford project into primary production area, secondary production area and potential area according to single-well economics and implemented different operating strategies. By accelerating the development of high-quality assets, production has grown for three consecutive years and its net production reached approximately 53,000 BOE/day. At the same time, the identification of the core region of the Powder River Basin for the Niobrara project began to make contribution to the Company.

Development of shale oil and gas resources has become an important area in upstream oil and gas development, and will support the sustainable growth of the Company.

In addition, the Company owns a number of exploration blocks in the U.S. Gulf of Mexico through its wholly-owned subsidiary, Nexen. In 2014, Nexen made the new discovery of Rydberg in the Gulf of Mexico. The Company also owns interests in several exploration blocks offshore Alaska.

Canada
Canada is one of the world’s major regions with rich oil sands resources. As oil sands are one of the new growth areas of oil and gas exploration and development in the future, participation in oil sands development will be favorable to the sustainable growth of the Company.

In 2013, the Company completed the acquisition of the entire interest of Nexen in Canada. The assets of Nexen are mainly distributed in Canada, the UK North Sea, offshore Nigeria and the U.S. Gulf of Mexico. In Canada, the Company owns the entire working interest in the oil sands project located at Long Lake as well as three other oil sands projects in the Athabasca region in northeastern Alberta.

In 2014, the Company continued the development of the Long Lake project and improved its performance. Its net production increased to approximately 31,000 BOE/day. For the oil sands project in Canada, the Company will leverage its overall advantages, improve cost efficiency and control the pace of investment to provide a solid resource safeguard for its long-term development.

In addition, the Company holds 12.39% of the shares of MEG Energy Corporation in Canada, which is listed on the Toronto Stock Exchange. The Company also owns a 60% interest in Northern Cross (Yukon) Limited, which owns oil and gas exploration blocks in the Yukon area in Canada.

Other Regions in North America
The Company owns 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago, of which the 2C block is in production. In 2014, with the region’s crude oil entering the post development stage, the Company reduced accidental shutdowns and increased the production efficiency by optimizing gas injection, facilities and equipment integration management, maintenance and other measures, resulting in production volume that exceeded the Company’s expectation.

South America
In South America, the Company mainly holds a 50% interest in Bridas Corporation (“Bridas”) in Argentina and a 10% interest in the PSC of the Libra oilfield in Brazil, among which, the Company’s 50% interest in Bridas is accounted for by the equity method. At the end of 2014, the Company’s reserves and daily production volume derived from South America reached 293.5 million BOE and 46,963 BOE/day, respectively, representing approximately 6.6% and 4.0%, respectively, of the Company’s total reserves and daily production.

Argentina
The Company and Bridas Energy Holding each hold 50% shareholding interest in Bridas and make joint management decisions. Bridas holds 40% interest in Pan American Energy (“PAE”) in Argentina. Bridas is engaged in oil and gas exploration and production activities in Argentina mainly through its affiliates (including the interest in PAE).

In 2014, the Company strove to maintain normal operations and production in the operating areas, and endeavored to overcome the bottleneck of operational resources, coordinate resources and improve operational efficiency. The production of Bridas increased slightly to approximately 46,000 BOE/day.

Brazil
The Company holds a 10% interest in the Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of about 1,550 km2 and a water depth of about 2,000 meters.

In 2014, the exploration and appraisal work on the Libra project progressed smoothly. The drilling of the NW1 well further reinforced the confidence for exploration and appraisal in the block.

Brazil is one of the world’s most important deepwater oil and gas development regions. The Company will fully leverage the development opportunities in Libra, Brazil to establish a new production growth point.

Other Regions in South America
In South America, the Company also holds interests in several exploration and production blocks in Colombia.

Europe
The Company holds interests in several oil and gas fields such as Buzzard and Golden Eagle in the UK North Sea. At the end of 2014, the Company’s reserves and daily production volume derived from Europe reached 152.5 million BOE and 96,370 BOE/day, respectively, representing approximately 3.4% and 8.1%, respectively, of the Company’s total reserves and daily production.

United Kingdom
The Company’s asset portfolio in the North Sea consists of projects under production, development and exploration, mainly including: a 43.2% interest in the Buzzard oilfield, one of the largest oilfield in the North Sea, making the Company the second largest crude oil producer in the North Sea, and a 36.5% interest in the Golden Eagle block which commenced production in 2014.

In 2014, the Company made two new discoveries in the North Sea, namely, Blackjack and Ravel.

The United Kingdom is one of the Company’s key overseas development areas as several key projects such as Buzzard and Golden Eagle contributed considerably to the Company’s production. In 2014, the net production of Buzzard oilfields reached approximately 68,000 barrels per day. In the future, we will continue to intensify our efforts on the oil and gas development in the UK, and actively look for potential exploration and development blocks in order to achieve a stable and sustainable development in the region.

Other Regions in Europe
The Company holds a license issued by the government of Iceland for carrying out oil exploration operations in the Norwegian Sea in Northeastern Iceland.

SALES AND MARKETING

Sales of Crude Oil
The Company sells its crude oil produced offshore China to the PRC market mainly through CNOOC China Limited, its wholly-owned subsidiary. The Company sells its crude oil produced overseas to international and domestic markets mainly through another wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd. Nexen Energy ULC, a wholly-owned subsidiary of the Company, located in Canada, sells its crude oil and synthetic oil to international markets separately.

The Company’s crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay Renminbi. The Company currently sells three types of crude oil in China, namely, heavy crude, medium crude and light crude, which are benchmarked by Duri, Daqing, and Tapis, respectively, all of which are the benchmarking crude oil prices in the Far East. The Company’s major customers in China are Sinopec, Petrochina and CNOOC. The crude oil produced overseas and sold in the international markets is benchmarked at the Brent and WTI oil prices.

In 2014, the world economy has lost its growth momentum, and global oil supply became relatively sufficient. Affected by the U.S. shale gas production, geopolitical and market factors, the international oil prices began to fall sharply from the second half of the year. The overall fuel oil market in Asia was negatively affected by its weak supply and demand ratio and the movement of international crude oil futures, resulting in a relatively weak growth trend.

Due to the sharp decline in international oil prices as well as the weaker economic fundamentals and demand for oil products in the Asia-Pacific region as compared to the previous year, there was a relatively high pressure on the selling price of the Company’s crude oil. In 2014, the Company’s average realized oil price was US$96.04/barrel, representing a decrease of 8.2% from the previous year.

Sales of Natural Gas
The Company’s natural gas sales prices are mainly determined by the Company’s negotiations with its customers. The Company’s natural gas sales agreements are generally long-term contracts, which normally provide a periodic price adjustment mechanism. The Company’s natural gas customers are primarily located in the Southeastern coast of China and mainly include Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, China BlueChemical Ltd, etc.

The LNG sourced by the Company from the North West Shelf LNG Project in Australia and the Tangguh LNG Project in Indonesia is mainly based on long-term supply contracts and is sold to various customers in the Asia-Pacific region, including LNG Terminals in Dapeng, Guangdong and Putian Fujian, China.

In 2014, the natural gas sales of the Company were under pressure due to the weak demand of coastal Southern China. The Company’s average realized natural gas price was US$6.44/mcf, representing a 11.4% increase over the previous year, primarily due to: on the one hand, benefiting from the Chinese government’s gradual onshore natural gas price reform, the Company adjusted its sales price to major natural gas customers through negotiation; on the other hand, the production from new gas fields recorded higher prices; there was also an increase in the sales price of natural gas in certain regions overseas.

To cope with the current shortage of natural gas demand by downstream users, the Company will coordinate related designs, approvals and gas price negotiations with downstream customers, with an aim to promote a stable production of oil and gas fields in production and the development of oil and gas fields under construction.

Apart from the above sales activities, Nexen, a wholly-owned subsidiary of the Company, is engaged in the purchase and sales of oil and gas products from third parties, as well as trading derivatives to mitigate risks arising from oil and gas price fluctuations.

RESEARCH AND DEVELOPMENT

In 2014, the Company continued to implement its “Technology-driven Strategy” through further reform in science and technology systems as well as improving its technological innovation system. The Company set up scientific research platform construction projects, such as the “National Engineering Laboratory Phase I Project for Offshore Oil Exploration”, to improve the capability of its proprietary innovation. The Company increased reserves and production and enhanced cost efficiency through technological innovation, with certain research findings being applied to operations and generating positive results. “The Development and Application of Ultra-deepwater Semi-submersible Drilling Platform” and “The Critical Technology and Industrial Application of Offshore Drilling Riser pipe” were honored with the Special National Technological Progress Award of China and Second prize of National Technological Invention Award, respectively, in 2014.

Major Scientific Project Development
In 2014, with a view to strengthen key technologies and to provide support for sustainable development, the Company focused on major directions and technologies which included: exploration and development technology for deepwater oil and gas fields, offshore heavy oil fields and fields with low porosity and permeability, production enhancement at producing fields, offshore oil and gas fields regional development and marginal fields development, and development of high-temperature/ultra-pressure and high-temperature/low-pressure gas fields in South China Sea.

In addition, the Company undertook a number of national science and technology projects such as “Development of Large-scale Oil and Gas Fields and Coalbed Methane” and obtained various achievements such as geological understanding of and exploration breakthrough in offshore large-scale oil and gas fields, establishing a demonstration base for efficient development technology of offshore heavy oilfields, and completing the development of the Liwan 3-1 deepwater gas field in South China Sea.

Innovative Development of Key Technologies
In 2014, major technological innovations and developments achieved by the Company included:

First, relying on the national research and internal research, Lingshui 17-2-1 was tested to flow the highest daily rate in the independent gas fields offshore China and the first major natural gas discovery was made in the independent deepwater exploration for the Company.

Second, the efficient development of offshore heavy oilfield achieved remarkable results, representing research, production and service capabilities of full range of sands control and well completion tools, and the representative thermal recovery test sites at Nanbao 35-2 and Luda 27-2 were built.

Third, the Company successfully developed a high-temperature low-free water drilling fluid system and ancillary chemical products, with their successful application at a high temperature of 164oC.
The Company also successfully developed China’s first submerged umbilical production system. Both of the above developments filled the technology gap in China.

In addition, the Company also made breakthroughs in key technologies including the large-scale long-distance flexible HVDC for offshore oilfields, and completed an integrated intelligent monitoring system along with project demonstration.

INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

Since its establishment, the Company has treated internal control and risk management as a top priority. The Company recognizes that it is the duty and obligation of its management to establish and maintain an internal control and risk management system, which serves the Company’s strategic objectives and meets the Company’s business practice.

The Risk Management Committee established by the Company is directly managed by the Company’s Chief Executive Officer, and has the authority to assess, analyze and identify major risks to the Company. The Risk Management Committee is responsible for the organization and implementation of Enterprise Risk Management, the establishment of the objectives of risk management based on the Company’s strategies, the assessment of key risks in major decision, important events and key business processes, the review and approval of the response plan to major risks, and also the periodic submission of the risk management report to the Board.

The “Sarbanes-Oxley Act” promulgated in the U.S. in 2002 and the “Code on Corporate Governance Practices” issued by The Stock Exchange of Hong Kong Limited in 2004 (as amended from time to time and now known as the Corporate Governance Code and Corporate Governance Report) imposed stricter regulatory requirements on corporate governance and internal control. The Company’s management believes that such regulations not only represent regulatory requirements imposed by the market, but also motivate the Company to improve its management system and create value for its shareholders.

In respect to internal control, the Company introduced the internal control framework developed by the COSO Committee (“Committee of Sponsoring Organizations of the Treadway Commission”) of the U.S., which established an internal control system and mechanism over finance and accounting, business operation and compliance. Such internal control system has been continuously reviewed and evaluated to ensure timely, accurate and complete information disclosure. The Company’s management highly values its duty and obligation to establish and maintain an effective internal control and risk management system. In 2013, COSO updated the original internal control framework and required the companies listed in the United States of America to formally adopt the framework from their 2014 annual reports onwards. As such, to comply with requirement, the Company complied with the updated COSO’s internal control framework in 2014 by implementing the 17 principles throughout the Company and its subsidiary units’ internal control infrastructure and operations. The Company consolidated the results of its annual risk assessment to improve control and ensure the Company’s internal control system remains effective.

The management has evaluated the design and operating effectiveness of the Company’s internal control over financial reporting as of 31 December 2014, and has not discovered any material weakness as a result of the evaluation. On the basis of such evaluation, the Directors concluded that as of 31 December 2014, the Company’s internal control over financial reporting was effective.

In respect of risk management, the Company officially adopted the COSO-ERM framework in 2007 as the guidance for its risk management. The Company is continuously following new requirements and best practices of risk management and internal control areas in its countries of operation. In recent years, the Company has made an important reference to the “Basic Standard for Enterprise Internal Control” and its ancillary guidelines issued by PRC regulatory authorities, and ISO 31000:2009 “Risk Management – Principles and Guidelines” in order to ensure that all key risks of the Company are sufficiently attended to, monitored and responded.

In 2014, the Company reviewed the overall effectiveness of Nexen’s internal control in accordance with the Company’s mid to long term integrated risk management and internal control management plan and the updated COSO internal control framework requirements in 2013. This is to promote the implementation of internal control in relation to financial reporting and relevant disclosure procedures, identify significant risks and devise a subsequent work plan in order to ensure that Nexen’s internal control meets the Company and market standards.

As a company listed in Hong Kong, the U.S. and Canada, the Company will continue to strictly comply with all regulatory requirements, strengthen its internal control and risk management system, and maintain a high standard of corporate governance to ensure the Company’s healthy development.

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION (“HSE”)

As an offshore exploration and production company, we face considerable operational safety and environmental protection risks. Therefore, the Company has been placing a great deal of emphasis on health, safety and environmental protection (HSE) issues. Promoting a philosophy and culture of HSE among its employees, the Company strives to establish a comprehensive management system to improve employees’ awareness of HSE during operations and to strengthen their ability to identify potential risks as well as their risk management skills.

In 2014, along with the rapid growth of the Company’s business, the scope of management in health, safety and environmental protection also expanded accordingly and the Company faced greater challenges. For these reasons, the Company continued to improve its management system, promoted intrinsic safety management and strengthened supervision, inspection and training in these areas. As a result, the Company achieved stable performance in the areas of health, safety and environmental protection and met the respective yearly targets. No oil spill accidents above a small size were recorded throughout the year. In production activities, the operation of the health, safety and environmental protection system was effective.

Offshore China, the Company carried out special inspections of offshore oil and gas projects and implemented measures to prevent potential accidents. Considering the work allocation for the year’s key tasks and the actual operations of the relevant organizations, the Company’s headquarter organized an inspection team, which consisted of relevant experts from various functional departments, their affiliated units and intermediary institutions in charge of safety technologies, to conduct random inspections of four branches according to the inspection list. Based on the issues discovered, we were able to make solid progress in detecting and managing potential risks.

In addition, the Company further strengthened its management of pollutant discharge to promote energy savings and emission reductions.

For overseas projects, in accordance with the characteristics of different countries, regions, cultures, cooperation models, local legal environments as well as project durations and nature of operations, the Company enhanced its study on the countries and regions of operation and conducted dynamic evaluations on potential risks. The Company has been closely tracking and making scientific judgments on the safety situations of such countries and regions, which increased its risk identification ability and facilitated the formulation of targeted HSE management plans for overseas projects. In 2014, the Company completed HSE management plans for three overseas subsidiaries and conducted one senior audit. During the year, the Occupational Safety and Health Administration (“OSHA”) statistics of Nexen reached the best standard on record.

To obtain health, safety and environmental protection information, the Company utilized an environmental management information system to realize immediate pollutants tracking in offshore China, and adopted categorized management on operational risks with the risk identification system.

In 2014, there were no accidents causing critical casualties. The Company’s OSHA statistics were maintained at a good level, and the Company’s performance continued to improve.

							Rate
				Number	Rate	Number	of Lost
	Gross	Number of	Rate of	of Lost	of Lost	of days	Workdays &
	Man-hours	Recordable	Recordable	Workdays	Workdays	Away &	Restricted	Fatal
Scope	(million)	Cases	Cases	Cases	Cases	Working shift	Days	Cases

Company staff	39	14	0.07	7	0.04	239	1.23	0
Staff of the Company and direct contractors	140	89	0.13	26	0.04	623	0.89	1

CORPORATE CITIZEN

The Company has been pursuing good social responsibility and the development of harmony between enterprise and society, and between people and nature, and has regarded its social responsibility as an undeniable obligation. While being committed to achieving sustainable development and creating value for its shareholders, the Company strives to provide clean and reliable energy supply for society and meeting needs of stakeholders.

Our social responsibilities are: to build CNOOC Limited into a driving force for sustainable energy supply, a leading force for clean, healthy and green energy development, and a motivating force for the mutual progress of stakeholders and society.

In 2015, the Company will publish its “Corporate Social Responsibility Report 2014” to conclude and reflect upon its social responsibility performance in 2014.

HUMAN RESOURCES

The Company has always considered human resources as its treasure. Throughout the years, the Company has built a professional and highly efficient workforce capable of tackling challenges, which has been essential to the Company’s success. In 2014, the Company focused on improving organizational core competencies through perfecting organizational systems, enhancing efficiency, continued strengthening of teams’ ability and encouraging talent. Remarkable success was achieved across the board, providing practical and effective human resources development for the Company’s “New Leap Forward” plan.

Successfully optimizing the functions of various departments in the headquarter and improving the organizational efficiency
In 2014, based on the findings of extensive research, in-depth interviews, questionnaires and standard analysis and after repeated deliberations and systematic research, the Company formulated and successfully implemented the organizational function optimization plan, which clarified the role of the headquarter, the objectives, principles and specific contents of the optimization of departmental functions.

Through this optimization plan, unclear delineation, overlaps, vacancies, misplacements and other functional problems among departments were solved. The Company decentralized its management power and realized the optimization objectives of more streamlined teams and rational structure, thus improving organizational efficiency and the governance standard of the headquarter.

Accelerating the management integration of Nexen and establishing mechanisms for personnel rotation and training
In 2014, according to the plan that Nexen would serve as the international talent cultivation platform of CNOOC Limited, the Company developed a short-term and long-term talent training rotation program with Nexen. Personnel rotation and training promoted the integration of the CNOOC Limited and Nexen teams. In addition, the CEO of Nexen was replaced in accordance with the Company’s development objectives.

Promoting broader and more in-depth training development
In 2014, the Company’s training work continued to focus on key professional positions. The total number of training participants for the year was approximately 273,000 man-days in approximately 20,800 training sessions.

The focused training programs strengthened the training of key professionals and personnel, critical technologies and cutting-edge technologies, which effectively alleviated the shortage in management personnel and deepwater engineering talents. These programs also provided ideas and solutions for technical problems which had limited the Company’s development, such as the issues of heavy oil, low porosity and permeability, shale oil and gas, and high temperature and high pressure, thereby giving strong support for the Company’s development and growth of talents.

Conducting investigations on overseas human resources management system
In 2014, the Company conducted investigations on its overseas human resources management system in Uganda. By inviting opinions and suggestions from Ugandan employees on the overseas human resources management system, we laid the foundation for the system’s modification and improvement.

Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and attained high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. In 2014, the Company was awarded the “ICON on Corporate Governance” by Corporate Governance Asia Magazine and the “2014 Excellence in Management and Corporate Governance awards-Platinum” by The Asset. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2014, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions in the “Corporate Governance Code and Corporate Governance Report” set out in Appendix 14 to the Listing Rules (the “CG Code”), ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner so as to protect the interests of all shareholders. The Company values the importance of corporate governance and in light of the CG Code, the Company set out a summary of the Company’s key corporate governance practices during 2014 below.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board
Principle: “An issuer should be headed by an effective board which should assume responsibility for its leadership and control and be collectively responsible for promoting its success by directing and supervising its affairs. Directors should take decisions objectively in the best interests of the issuer.

The board should regularly review the contribution required from a director to perform his responsibilities to the issuer, and whether he is spending sufficient time performing them.”

•	The Board consisted of ten members, including two Executive Directors, four Non-executive Directors and four Independent Non-executive Directors, as of 31 December 2014.

•
The list of Directors, their respective biographies, and their respective roles in the Committees and the management are set out on pages 42 to 48 and 148 respectively. The relevant information has also been disclosed on the Company’s website.

•	The Board and Committee members of the Company are dedicated, professional and accountable.

•
The Company holds Board meetings at least four times a year at approximately quarterly intervals. Five Board meetings were held in 2014. Members of the Board have also actively participated in the discussions on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•
There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

•
The Board has regularly reviewed the contribution required from a Director to perform his responsibilities to the Company, and whether he is spending sufficient time performing them in accordance with the CG Code.

Attendance of full Board meetings held in 2014:

	No. of meetings attended
	(5 meetings in total)
	by Director by proxy

Executive Directors
Li Fanrong	5	0
Wu Guangqi (Note 1)	2	3

Non-executive Directors
Wang Yilin (Chairman)	5	0
Yang Hua (Vice Chairman)	5	0
Lv Bo (Note 2)	4	1
Zhang Jianwei (Note 3)	3	1
Wang Jiaxiang	5	0

Independent
Non-executive Directors
Chiu Sung Hong	5	0
Lawrence J. Lau	5	0
Tse Hau Yin, Aloysius	5	0
Kevin G. Lynch	5	0

Note 1:	Mr. Wu Guangqi appointed Mr. Li Fanrong to attend the Board meetings held on 28 March 2014 at 9:00 am and 12:30 am and 23 May 2014 respectively and to vote on his behalf.

Note 2:	Mr. Lv Bo appointed Mr. Yang Hua to attend the Board meeting held on 23 May 2014 and to vote on his behalf.

Note 3:
Mr. Zhang Jianwei appointed Mr. Yang Hua to attend the Board meeting held on 28 August 2014 and to vote on his behalf. Mr. Zhang Jianwei resigned as Non-executive Director with effect from 17 November 2014.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

•
Dates of regular Board meetings have been scheduled at least two months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notices have been given.

•	Minutes of the meetings of the Board and Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable request by any Director.

•
Minutes of the meetings of the Board and Committees recorded sufficient details of the matters considered by the Board and Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Committee meetings are sent to all Directors and all Committee members respectively within a reasonable time after the Board meetings and Committee meetings for their comments and records respectively.

•
Committees may, upon reasonable request, seek independent professional advice in appropriate circumstances, at the Company’s expense. The Board would resolve to provide separate independent professional advice to Directors to assist them perform their duties to the Company.

•
If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such interest has been considered to be material by the Board, the matter will not be dealt with by a written resolution but a Board meeting will be convened for that matter. Independent Non-executive Directors who do not (and whose close associates also do not) have material interest in the transaction will be present at such Board meeting.

•	The Company has arranged appropriate insurance cover in respect of legal action against its Directors.

A.2	Chairman and Chief Executive
Principle: “There are two key aspects of the management of every issuer — the management of the board and the day-to-day management of business. There should be a clear division of these responsibilities to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•
The roles of the Chairman and CEO of the Company are separate and are not performed by the same individual. Mr. Wang Yilin serves as the Chairman of the Board and Mr. Li Fanrong serves as the CEO of the Company.

•
The Chairman ensures all Directors are properly briefed on issues arising at Board meetings and is responsible for ensuring that Directors receive, in a timely manner, adequate information, which must be accurate, clear, complete and reliable.

•
One of the important roles of the Chairman is to provide leadership for the Board. The Chairman ensures that the Board works effectively and performs its responsibilities, and that all key and appropriate issues are discussed by the Board in a timely manner. The Chairman delegates the responsibility of drawing up the agenda for each Board meeting and Committee meeting to the Joint Company Secretaries who will take into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda, and the Chairman is primarily responsible for approving the agenda.

•	The Chairman takes primary responsibility for ensuring that good corporate governance practices and procedures are established.

•
The Chairman encourages all Directors to make full and active contribution to the Board’s affairs and takes the lead to ensure that the Board acts in the best interests of the Company. The Chairman encourages Directors with different views to voice their concerns, allows sufficient time for discussion of issues and ensures that Board decisions fairly reflect Board consensus.

•	The Chairman holds meetings with the Independent Non-executive Directors and Non-executive Directors without the presence of the Executive Directors at least annually.

•	The Chairman ensures that appropriate steps are taken to provide effective communication with shareholders and that their views are communicated to the Board as a whole.

•
The Chairman promotes a culture of openness and debate by facilitating the effective contribution of Non-executive Directors and Independent Non-executive Directors in particular and ensuring constructive relations between Executive and Non-executive Directors.

•	The CEO is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board. The clear division of responsibilities between the Chairman and the CEO ensures a balance of power and authority, as well as efficient management and operation of the Company, which contribute to the success of the Company.

A.3	Board composition
Principle: “The board should have a balance of skills, experience and diversity of perspectives appropriate to the requirements of the issuer’s business. It should ensure that changes to its composition can be managed without undue disruption. It should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•
The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder’s value with the highest standards of integrity and ethics. The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•
As of 31 December 2014, the Board consisted of ten members: two of them were Executive Directors, four of them were Non-executive Directors and four of them were Independent Non-executive Directors. All Directors were identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that set out the names of the Directors of the Company. A list of the Directors identifying their role and function was maintained on the Company’s website and on the Hong Kong Stock Exchange’s website during the reporting period.

•
The Executive Directors of the Company are all individuals with extensive experience in the Company’s respective fields of operation. Both of them are engineers who are familiar with the Company’s businesses and have cooperated with leading global players in the oil and gas industry. Both Mr. Wu Guangqi and Mr. Li Fanrong have over 30 years of experience in petroleum exploration and operation.

•
The Non-executive Directors of the Company are all individuals with extensive experience in the parent company’s respective fields of operation. Most of them have over 30 years of experience in petroleum exploration and operation.

•
The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economic, financial and investment fields. They have extensive experience and knowledge of corporate management and make significant contributions to the Company’s strategic decisions.

•
The Company believes that the active involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•
The diverse backgrounds of the Board members ensure that they can fully represent the interests of all shareholders of the Company and to enhance the effectiveness of the Board and corporate governance.

•
The Company has received annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company is therefore of the view that all of the Independent Non-executive Directors are independent.

A.4 & A.5 Appointments, re-election and removal & Nomination Committee
Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors. There should be plans in place for orderly succession for appointments. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•
The Nomination Committee comprises two Independent Non-executive Directors (Mr. Lawrence J. Lau, Mr. Wang Tao (whose retirement became effective on 1 March 2014) and Mr. Kevin G. Lynch (whose appointment has become effective on 1 March 2014)) and a Non-executive Director (Mr. Wang Yilin) with Mr. Wang Yilin serves as the Chairman of the Nomination Committee. A list of members of the Nomination Committee is set out under the section headed “Company Information” on page 148 of this annual report. With effect from 1 March 2014, Mr. Kevin G. Lynch served as a member of the Nomination Committee, and Mr. Wang Tao retired as a member of the Nomination Committee on the same day.

•
The role of the Nomination Committee is to determine the policy and establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•
The main authorities and responsibilities of the Nomination Committee are to make recommendations to the Board for suitable candidates to serve as Directors and senior management of the Company for approval by the Board, to review the structure, size and composition of the Board, and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitiveness of the Company.

•
When nominating a particular candidate, the Nomination Committee will consider (1) the breadth and depth of the management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience or knowledge of the candidate in international operations. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. When nominating an Independent Non-executive Director who has served the Company for more than nine years, the Board will propose shareholders’ vote by way of a separate resolution on any decision to re-elect such Independent Non-executive Director and include in the circular and/or explanatory statement accompanying the notice of the relevant general meeting to shareholders the reasons why the Board still considers such Director as independent and shall be re-elected. Mr. Tse Hau Yin, Aloysius, an Independent Non-executive Director who has served the Board for over nine years, will retire from office and being eligible for re-election at the forthcoming annual general meeting of the Company to be held on 21 May 2015. Given Mr. Tse’s thorough understanding of the Company’s business and operations, his valuable independent guidance to the Company in his capacity as Independent Non-executive Director over the past years, his continuous demonstrations of his firm commitments to his role, his guidance and focus on high standards of corporate governance of the Company, his contribution to the financial reporting and disclosures of the Company, and Mr. Tse’s confirmation of his independence according to Rule 3.13 of the Listing Rules, the Board considers that Mr. Tse remains independent for the purpose of the Listing Rules despite the fact that he has served the Board for over nine years. In accordance with Code Provision A.4.3 of the CG Code, the Company will include in the Notice of the 2015 annual general meeting and the circular of the Company the reasons why the Board still considers Mr. Tse as independent and shall be re-elected.

•
The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (if necessary). The Board, based on the recommendations of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•	Our Non-executive Directors are appointed for a term of one year. However, none of our existing Independent

Non-executive Directors are appointed for a specific term, which constitutes a deviation from the CG Code. Further explanation is set out under the section headed “Compliance with the Corporate Governance Code” on pages 39 to 40.

•
All Directors, including those appointed for a specific term are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Articles of Association of the Company (as amended and adopted by special resolution of the Company on 27 May 2009) (the “Articles”) and the CG Code.

•	The following is a summary of the work performed by the Nomination Committee under its charter during the year:

—
Reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board and its committees and made recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

—	Assessed the independence of Independent Non-executive Directors;

—	Identified individuals suitably qualified to become Board members and made recommendations to the Board on the selection of individuals nominated for directorships;

—
Made recommendations to the Board on the re-election of Directors and reviewed succession planning for Directors, in particular the Chairman and CEO, according to the nomination procedure and process and criteria adopted by the Company;

—	Reviewed and monitored the training and continuous professional development of Directors and senior management and made recommendations to the Board in that regard; and

—
Evaluated and assessed the effectiveness of the Nomination Committee and the adequacy of the charter of the Nomination Committee and recommended the proposed changes to the charter to the Board (if necessary).

•
During the year ended 31 December 2014, Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang were appointed as Non-executive Directors with effect from 1 January 2014, and Mr. Kevin G. Lynch was appointed as Independent Non-executive Director with effect from 1 March 2014. Mr. Zhou Shouwei and Mr. Wu Zhenfang retired as Non-executive Directors with effect from 1 January 2014, Mr. Wang Tao retired as Independent Non-executive Director with effect from 1 March 2014, and Mr. Zhang Jianwei resigned as Non-executive Director with effect from 17 November 2014. Other than the above, the Nomination Committee considered that any other change to the composition of the Board was not necessary. It will keep assessing whether any such change is required going forward and will recommend to the Board qualified candidates as Directors according to the nomination policy and procedure of the Nomination Committee.

•
In accordance with Code Provision A.5.6 of the CG Code and to demonstrate the Company’s continued commitment to high standards of corporate governance, the Board adopted a board diversity policy (the “Policy”) on 20 August 2013 prior to the implementation date as required by the Listing Rules. The Policy aims to continue to improve corporate governance and ensure the diversity of Board members. A summary of the Policy is set out below:

Purpose:	The Policy aims to continue to improve corporate governance and ensure the diversity on the Board.

Policy statement:
With a view to leading its leap-forward development, the Company sees increasing diversity at the Board level as an essential element in supporting the attainment of its strategic objectives and sustainable development. In designing Board’s composition, board diversity shall be considered from a number of aspects, including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and length of service. All Board appointments will be based on meritocracy, and candidates will be considered against objective criteria, having due regard to the benefits of diversity on the Board.

Selection criterion:
Selection of candidates will be based on diversity of perspectives, including but not limited to gender, age, cultural and educational background, professional experience, skills, knowledge and diversified vision.

Since the adoption of the Policy in August 2013, the Board has observed the Policy and took into account the objectives set out in the Policy in reviewing its Board composition. In particular, in selecting the candidates for Independent Non-executive Director, not only the Board considered the knowledge, experience and industry-specific exposures of the candidates, the Board also took into account other factor such as cultural background and diversified vision of the candidates. As a result, the Nomination Committee considered that there is sufficient diversity at the Board level.

Attendance of individual members at Nomination Committee meetings in 2014

No. of meetings attended
(1 meeting in total)
	by committee
Directors	member	by proxy

Wang Yilin (Chairman) (Note 1)	0	1
Lawrence J. Lau	1	0
Kevin G. Lynch	1	0

Note 1:	Mr. Wang Yilin appointed Mr. Lawrence J. Lau to chair and attend the Nomination Committee meeting held on 27 March 2014 and to vote on his behalf.

A.6	Responsibilities of Directors
Principle: “Every director must always know his responsibilities as a director of an issuer and its conduct, business activities and development. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•	Directors’ training and professional development:

–
All Directors newly appointed to the Board receive a comprehensive, formal and tailored induction on appointment for the purpose of giving an overview of the business and operations of the Group and appropriate briefings and trainings from the Company covering the statutory and regulatory obligations of Directors, organizational structure, policies, procedures and codes of the Company and terms of reference of Committees. According to the characteristics of new Directors, the Company arranged the internal briefing of relevant business sectors for the new Directors. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company, and their responsibilities under statutes and common law, the Listing Rules, legal and other regulatory requirements as well as the Company’s business and governance policies, so that they are able to discharge their responsibilities properly.

–
The Company also recognizes the importance of continuous professional development of the Directors. Directors are encouraged to participate in continuous professional development to develop and refresh their knowledge and skills. During the year, the Company arranged a training conducted by its external professional advisers on the updates on Listing Rules, applicable laws, rules and regulations relating to Directors’ duties and responsibilities. The training covered a broad range of topics including Directors’ duties under the common law, Listing Rules and other relevant laws and regulations, Corporate Governance Code, new statutory regime for disclosure of inside information, updates on connected transaction rules and market misconducts, and updates on the Companies Ordinance which came into effect in March 2014.

–
Certain Directors also attended trainings organized by the Company or external professional bodies on other regulatory updates as well as obligations of directors. In addition, Directors also read materials/publications which they thought appropriate and necessary for the fulfillment of their roles.

–
In addition, the Company also provided regular updates to Directors in respect of continuing obligations of listed issuers and their directors as well as monthly updates on the business and operations of the Group. The Directors provided their regular training records to the Company.

•
The Non-executive Directors and the Independent Non-executive Directors actively participate in Board meetings and Committees meetings to exercise their independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct of the Company. They are responsible for taking the lead where potential conflicts of interests arise.

•	The Non-executive Directors and the Independent Non-executive Directors are invited to serve on the Audit, Remuneration and Nomination Committees of the Company.

•
During 2014, each Non-executive Director or Independent Non-executive Director attended or otherwise appointed an alternate to attend all regularly scheduled meetings of the Board and Committees on which such Non-executive Director or Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings and shared their experience, skills and expertise with the Board or the relevant Committee. All of the Non-executive Directors and Independent Non-executive Directors of the Company made positive contributions to the development of the Company’s strategy and policies through independent, constructive and informed comments. The Non-executive Directors and the Independent Non-executive Directors have been responsible for scrutinising our performance in achieving agreed corporate goals and objectives and monitoring our performance reporting.

•
Mr. Wang Yilin, Chairman of the Board, Mr. Yang Hua, Vice Chairman of the Board, together with Independent Non-executive Directors attended the Annual General Meeting in 2014 and responded to questions raised by the shareholders in order to develop a balanced understanding of the views of shareholders.

Attendance at general meeting in 2014:

No. of meetings attended
(1 meeting in total)

Executive Directors
Li Fanrong	1
Wu Guangqi	0

Non-executive Directors

Wang Yilin (Chairman)	1
Yang Hua (Vice Chairman)	1
Lv Bo	0
Zhang Jianwei (Note 1)	1
Wang Jiaxiang	1

Independent Non-executive Directors
Chiu Sung Hong	1
Lawrence J. Lau	1
Tse Hau Yin, Aloysius	1
Kevin G. Lynch	1

Note 1:	Mr. Zhang Jianwei resigned as Non-executive Director with effect from 17 November 2014.

•
The Directors are required to inform the Company in case of any change in the number and nature of offices held in public companies or organizations and other significant commitments. Please refer to “Directors and Senior Management” on pages 42 to 48 for biographies of the Directors.

A.7	Supply of and access to information
Principle: “Directors should be provided in a timely manner with appropriate information in the form and quality to enable them to make an informed decision and perform their duties and responsibilities.”

•
The Company’s senior management regularly provides the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organises presentations to the Board conducted by professional advisers on specific transactions as appropriate.

•
For regular Board meetings and Committee meetings, the agenda and accompanying Board papers are sent in full to all Directors at least three days before the intended date of the Board meetings or Committee meetings.

•
The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries, who will provide full and prompt responses to queries raised by the Directors. All Directors are entitled to have access to Board papers, minutes and related materials upon reasonable notice.

B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT AND BOARD EVALUATION

B.1	The level and make-up of remuneration and disclosure
Principle: “An issuer should disclose its directors’ remuneration policy and other remuneration related matters. The procedure for setting policy on executive directors’ remuneration and all directors’ remuneration packages should be formal and transparent. Remuneration levels should be sufficient to attract and retain directors to run the company successfully without paying more than necessary. No director should be involved in deciding his own remuneration.”

•
The Remuneration Committee comprises two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius) and one Non-executive Director (Mr. Wu Zhenfang (whose retirement became effective on 1 January 2014) and Mr. Lv Bo (whose appointment has become effective on 1 January 2014)) with Mr. Chiu Sung Hong served as the Chairman of the Remuneration Committee. The Remuneration Committee is delegated with the authority of determining and approving all Executive Directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans. A list of members of the Remuneration Committee is set out in “Company Information” on page 148 of this annual report.

•
The major responsibilities and authorities of the Remuneration Committee include making recommendations to the Board on the Company’s policy and structure of the remuneration of Directors and senior management of the Company and on the establishment of a formal and transparent procedure for developing remuneration policy, determining the service contracts and specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and making recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•
The Company’s emolument policy is to maintain fair and competitive packages with reference to industry standards and prevailing market conditions. The Remuneration Committee is mindful that levels of remuneration must be sufficient to attract and retain the Directors and senior management in order to run the Company successfully, but at the same time, the Company should avoid setting remunerations which are in excess of those necessary for this purpose. The Directors’ emolument package comprises the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered in determining the Directors’ remuneration package:

—	Business needs, company goals and objectives;

—	Responsibilities of the Directors and their individual contribution; and

—	Changes in relevant markets, for example, supply/demand fluctuations and changes in competitive conditions.

Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2014, are set out on pages 87 to 88 of this annual report.

No individual Director or senior management of the Company is permitted to determine his/her own remuneration.

The Company seeks to apply similar principles when determining the remuneration packages for senior management with reference to the Board’s corporate goals and objectives. Other general staff, and employees are rewarded on a performance-rated basis with other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to notes 10 to 11 to the financial statements on pages 87 to 90 of this annual report for details of Directors’ remuneration and senior management’s remuneration by band and the five highest paid individuals in the Company.

•
The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee is determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

•
The Remuneration Committee also administers the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•	The Remuneration Committee consults the Chairman and CEO about its proposal relating to the remuneration of other Executive Directors and have access to independent professional advice if necessary.

•	The following is a summary of the work performed by the Remuneration Committee under its charter during the year:

—	Reviewed and approved the remuneration packages of the Company’s individual Executive Directors and senior management of the Company;

—
Made recommendations to the Board on the Company’s policy and structure for Directors and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

—	Assessed performance of Executive Directors and approved the terms of their service contracts;

—	Made recommendations to the Board on the remuneration of the Company’s Non-executive Directors; and

—
Evaluated and assessed the effectiveness of the Remuneration Committee and the adequacy of the charter of the Remuneration Committee and recommended the proposed changes to the charter to the Board (if necessary).

Attendance of individual members at Remuneration Committee meetings in 2014

No. of meetings attended
(2 meetings in total)
	by committee
Directors	member	by proxy

Chiu Sung Hong (Chairman)	2	0
Tse Hau Yin, Aloysius	2	0
Lv Bo	2	0

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting
Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•
The Company has established a mechanism for reporting to the Board by providing a monthly management report in order to ensure that the Board fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•
Directors will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•
Directors will also discuss and analyse the performance of the Group, the long term business model and corporate strategies of the Company for achieving the Company’s objectives and generating or preserving value over the longer term. Please refer to the relevant section in Management’s Discussion and Analysis on pages 57 to 62 for details.

•
If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well-grounded assessments.

•
In response to Section 404 of the Sarbanes-Oxley Act promulgated by the U.S. Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, the management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•
The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual reports, interim reports and announcements made through the Hong Kong Stock Exchange’s website and the Company’s website, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•
The Company provides a balanced, clear and understandable assessment in its interim and annual reports, other financial disclosures required by the Listing Rules, reports to the regulators and information disclosed under statutory requirements to enable investors to appraise its development over the period and its financial position.

•
The Company has also engaged independent technical consultant firms to conduct a review of its oil and gas business and discloses details of its oil and gas properties in its annual report (as set out on pages 128 to 140).

•
The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern as referred to in Code Provision C.1.3 of the CG Code.

•	The statement by the auditor of the Company regarding its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors’ Report on page 63.
C.2	Internal controls
Principle: “The board should ensure that the issuer maintains sound and effective internal controls to safeguard shareholders’ investment and the issuer’s assets.”

•
The Directors regularly, and at least annually, receive reports from the management of the Company regarding the establishment, review and evaluation of the Company’s financial, operational and compliance control, internal control and risk management. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan. The Company would review, among other things, adequacy of resources, staff qualifications and experience, training programmes and budget of our accounting and financial reporting functions.

•
The Company has established and maintains an internal control and risk management system that is in line with the strategic objectives of the Company and fits the actual needs of the Company. A Risk Management Committee, which is directly managed by the Chief Executive Officer, has been established and authorized to assess, analyse and identify key risks of the Company. The Risk Management Committee is responsible for the Company’s organization and implementation of overall risk management. The Risk Management Committee devises risk management objectives in accordance with the Company’s strategies, and assesses the Company’s key risks in making major decisions, important events and key business processes. The Risk Management Committee is also responsible for reviewing and approving the response plans to major risks. The risk management reports are submitted to the Board periodically.

•
The Company has chosen and adopted the internal control framework issued by COSO in the United States of America (“COSO”), established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control of the Company to ensure the timeliness, accuracy and completeness of all information reported. The Company management clearly recognizes it as their duty and obligation to establish and maintain an effective internal control and risk management system. In 2013, COSO updated the original internal control framework and required the companies listed in the United States of America to formally adopt the framework from their 2014 annual reports onwards. As such, to comply with requirement, the Company complied with the updated COSO’s internal control framework in 2014 by implementing the 17 principles throughout the Company and its subsidiary units’ internal control infrastructure and operations. The Company consolidated the results of its annual risk assessment to improve control and ensure the Company’s internal control system remains effective.

•
In 2014, the Company reviewed the overall effectiveness of Nexen’s internal control in accordance with the Company’s mid to long term integrated risk management and internal control management plan and the updated COSO internal control framework requirements in 2013. This is to promote the implementation of internal control in relation to financial reporting and relevant disclosure procedures, identify significant risks and devise a subsequent work plan in order to ensure that Nexen’s internal control meets the Company and market standards.

•
The management has evaluated the design and operating effectiveness of its internal control regarding the financial report as of 31 December 2014, and has not discovered any material weakness as a result of the evaluation. On the basis of such evaluation, the Directors consider that as of 31 December 2014, internal control system of the Company in relation to financial reporting was effective.

•
Meanwhile, the Company has established a mechanism for rectifying internal control defects under which the leading officials of all units have clear responsibilities of rectifying internal control defects in their own units. Those responsibilities are also included in the internal performance indicators of the Company.

•
The Company has established an open channel to handle and discuss internal reports concerning finance, internal control and embezzlement to ensure that all reports will receive sufficient attention and any significant internal control weaknesses or reports will directly reach the chairman of the Audit Committee.

•
The Company formally adopted COSO-ERM framework in 2007 as a guidance for its risk management. The Company has been continuously following the new requirements and best practices of risk management and internal control field and has made an important reference to the “Basic Standard for Enterprise Internal Control” and its ancillary guidelines which were issued by PRC regulatory authorities, and ISO 31000:2009 “Risk Management – Principles and Guidelines”, so that sufficient attention, monitor and responses will be paid to all key risks of the Company. The Company will continue to improve such systems to enhance its corporate governance.

C.3	Audit Committee
Principle: “The board should establish formal and transparent arrangements to consider how it will apply financial reporting and internal control principles and maintain an appropriate relationship with the issuer’s auditors. The audit committee established under the Listing Rules should have clear terms of reference.”

•
The Audit Committee consists of three Independent Non-executive Directors (Mr. Tse Hau Yin, Aloysius, Mr. Chiu Sung Hong and Mr. Lawrence J. Lau), with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and Chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 148 of this annual report.

•
The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as its internal control systems. The Audit Committee, together with senior management and the external auditors, review the accounting principles and practices adopted by the Group and discuss the internal control and financial reporting matters. The Board also assesses the effectiveness of internal controls by considering reviews performed by the Audit Committee, senior management and both internal and external auditors.

•
The Audit Committee is also responsible for overseeing the operation of the internal monitoring systems so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or omissions resulting from financial reporting. The Audit Committee also meets at least twice a year with our external auditors.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts and results announcements before they are tabled to the Board for approval, and discussed with senior management and the external auditors over such accounts;

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the following matters:

(i)	the external auditors’ engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the interim report and annual report of the Company; and

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—
In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors and have frequent contacts with the external auditors to discuss issues from time to time;

—
Conducted a review of the effectiveness of the system of internal controls of the Company and its subsidiaries, including financial, operational and compliance controls, as well as risk management aspects of internal controls, and made recommendations to the Board based on the review;

—
Discussed with senior management of the Company ways of improving and strengthening the scope, adequacy and effectiveness of the Company’s internal controls, including corporate accounting and financial controls, both under the Listing Rules as well as under relevant U.S. requirements;

—	Made recommendations to senior management and the Board on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal controls;

—
Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and made recommendations to the Board in relation to the appointment of external auditors, as well as the proposed auditors’ fees;

—	Reviewed and approved the Company’s audit and non-audit pre-approval policy to ensure auditors’ independence;

—
Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting and internal controls relevant to the Company;

—	Considered and approved the non-audit services provided by the external auditors during the year;

—
Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and internal control systems, and made appropriate recommendations where necessary;

—
Reviewed the arrangements by which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters and ensure that proper arrangements are in place for fair and independent investigation and for appropriate follow-up actions;

—
Reviewed the Company’s business ethics and compliance policies, related reports and training programs as appropriate and performed certain corporate governance duties delegated by the Board set out in Board Committees & Corporate Governance Functions section on page 37 to 38; and

—	Evaluated and assessed the effectiveness of the Audit Committee and the adequacy of the charter of the Audit Committee and recommended the proposed changes to the charter to the Board (if necessary).

•
Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at Audit Committee meetings in 2014

	No. of meetings attended
Independent	(4 meetings in total)
Non-executive	by committee
Directors	member	by proxy

Tse Hau Yin, Aloysius (Chairman and Financial Expert)	4	0
Chiu Sung Hong	4	0
Lawrence J. Lau	4	0

D.	DELEGATION BY THE BOARD

D.1	Management functions
Principle: “An issuer should have a formal schedule of matters specifically reserved for board approval. The board should give clear directions to management on the matters that must be approved by it before decisions are made on the issuer’s behalf.”

•
The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders. The Board delegates its management and administration functions to management and gives clear directions as to the powers of management at the same time, in particular, with respect to the circumstances where management should report back and obtain prior approval from the Board before making decisions or entering into any commitments on the Company’s behalf.

•
The day-to-day management is conducted by senior management and employees of the Company, under the direction of the CEO and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions. The Company formalises the functions reserved to the Board and those delegated to management and reviews those arrangements periodically to ensure that they remain appropriate to the Company’s needs.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of these plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions; and

(iii)
Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

•
The Board and the senior management have respective responsibilities, accountabilities and contributions. The primary functions performed by the senior management are to conduct the daily business and implement the abovementioned affairs approved and delegated by the Board and other matters as the Board may from time to time request.

•	The Directors review such delegation arrangements periodically to ensure they remain appropriate to our needs.

•
Directors clearly understand delegation arrangements in place. The Company has entered into service agreements with the Executive Directors and Non-executive Directors and has formal letters of appointment for Independent Non-executive Directors setting out the key terms and conditions of their engagements and appointments.

D.2 & D.3 Board Committees & Corporate Governance Functions
Principle: “Board committees should be formed with specific written terms of reference which deal clearly with their authority and duties.”

•
The Company has established an Audit Committee, a Remuneration Committee and a Nomination Committee (each a “Committee”) and has established a specific written committee charter (the “Charter”) which deal clearly with its authority and duties. The Charters of the Committees are published on the websites of the Hong Kong Stock Exchange and the Company. These Committees will report to the Board on their decisions and recommendations.

•	The Board has delegated the responsibility for performing certain corporate governance related duties and functions to the Audit Committee and the Nomination Committee.

•	The Audit Committee shall be responsible for performing the corporate governance duties set out below:

(i)	Developing and reviewing the Company’s policies and practices on corporate governance and making recommendations to the Board;

(ii)	Reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements and making recommendations to the Board in that regard;

(iii)	Developing, reviewing and monitoring the Code of Ethics for Directors and Senior Officers (“Code of Ethics”) and making recommendations to the Board in that regard; and

(iv)	Reviewing the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report and making recommendations to the Board in that regard.

•
The Nomination Committee shall be responsible for reviewing and monitoring the training and continuous professional development of Directors and senior management and making recommendations to the Board in that regard.

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication
Principle: “The board should be responsible for maintaining an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with them and encourage their participation.”

•
The Board recognizes the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•	The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors.

•
A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•
The general meetings also provide a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, and the external auditors of the Company, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

•
The Chairmen of the Board and all Committees, or in his absence, an alternate appointed by him will, whenever possible, propose separate resolutions for each substantially separate issue at general meetings of the Company.

•
The Company’s management ensures the external auditors attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditors’ independence.

•	The Board established a shareholders’ communication policy and review it on a regular basis to ensure its effectiveness.

E.2	Voting by Poll
Principle: “The issuer should ensure that shareholders are familiar with the detailed procedures for conducting a poll.”
•
In 2014, all votes of shareholders at the general meetings of the Company were taken by poll or otherwise in accordance with the Listing Rules. The Chairman of a meeting ensured that shareholders were familiar with the procedures of voting by poll in the general meetings of the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

F.	Company Secretary
Principle: “The company secretary plays an important role in supporting the board by ensuring good information flow within the board and that board policy and procedures are followed. The company secretary is responsible for advising the board through the chairman and/or the chief executive on governance matters and should also facilitate induction and professional development of directors.”

•
Mr. Zhong Hua and Ms. Tsue Sik Yu, May are the Joint Company Secretaries of the Company. Their biographies are set out on pages 47 to 48 of this report. The Nomination Committee of the Company has the responsibility to make recommendation for suitable candidates for the appointment of company secretary to the Board and the Board has the responsibility to approve their selection, appointment or dismissal by physical meeting of the Board.

•	The Joint Company Secretaries will report to the Chairman of the Board and/or the CEO.

•	Each of the Joint Company Secretaries has taken no less than 15 hours of relevant professional training every year.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures as well as all applicable rules and regulations are followed.

SHAREHOLDERS’ COMMUNICATION AND RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

The procedures for shareholders to convene an Extraordinary General Meeting of the Company (“EGM”) are governed by Article 60 of the Articles and sections 566 to 568 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong). On the request of shareholders of the Company, representing at least 5% of the total voting rights of all shareholders having a right to vote at general meetings, the Directors are required to call a general meeting.

The request must state the general nature of the business to be dealt with at the EGM and may include the text of a resolution that may properly be moved and is intended to be moved at the EGM, be authenticated by the shareholder(s) making the request, and sent to the Company in hard copy form or in electronic form. The Directors must call an EGM within 21 days after the date on which they become subject to the requirement and such EGM must be held on a date not more than 28 days after the date of the notice convening the meeting is given.

Whilst giving the above request, shareholders are recommended to provide written explanation of the reasons and material implications relating to the proposed resolutions to enable all of the shareholders to properly consider and determine the proposed resolutions.

The Company will, upon receipt of a request referred to above, issue a notice of extraordinary general meeting of the proposed resolutions and (if applicable) circulars containing further information relating to the proposed resolutions in accordance with the Listing Rules.

Further enquiries relating to the above or enquiries that Shareholders wish to be put to the Board may be addressed to the Joint

Company Secretaries of the Company at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

PROCEDURES FOR PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS BY SHAREHOLDERS

Shareholders are requested to follow sections 615 and 616 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to give to other shareholders, who are entitled to receive notice of the annual general meeting, notice of a resolution that may properly be moved and is intended to be moved at the annual general meeting.

Shareholders are requested to follow sections 580 to 583 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to circulate to other shareholders, who are entitled to receive notice of a general meeting, a statement with respect to a matter mentioned in a proposed resolution or other business to be dealt with at the general meeting.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2014, the Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules, except for the deviation from the code provision A.4.1 of the CG Code. The following summarises the requirement under the above-mentioned code provision A.4.1 and the reason for such deviation.

CG Code Provision A.4.1
Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGES IN DIRECTORS

During the year ended 31 December 2014, there was the following change in Directors.

With effect from 1 January 2014, each of Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang served as a non-executive director of the Company, and each of Mr. Zhou Shouwei and Mr. Wu Zhenfang retired as a non-executive director of the Company.

With effect from 1 March 2014, Mr. Kevin G. Lynch served as an independent non-executive director of the Company and Mr. Wang Tao retired as an independent non-executive director of the Company.

With effect from 17 November 2014, Mr. Zhang Jianwei resigned as a non-executive director of the Company.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, there is no other change in the information of Directors of the Company except as disclosed in this annual report.

CODE OF ETHICS

The Board adopted a Code of Ethics in 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivity involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements. As part of its continued efforts to improve its corporate governance standards, the Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2014.

The Company has provided all its Directors and senior officers with a copy of the Code of Ethics and requires them to comply with the Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the Code of Ethics. All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious breaches will result in dismissal.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the above-mentioned Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2014, with the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Deloitte Touche Tohmatsu, appointed as the independent auditors of the Company on 24 May 2013 (before 24 May 2013, Ernst & Young was the independent auditors of the Company), was re-appointed and engaged as the Company and its subsidiaries’ auditors (“Auditors”) for the financial year ended 31 December 2014. Services provided by the auditors and fees charged by the auditors for the services are as follows:

Audit Fees
The aggregate fees billed for professional services rendered by the Auditors for the audit of the Company’s annual financial statements or services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements were RMB41.7 million for the financial year ended 31 December 2013 and RMB46.7 million for the financial year ended 31 December 2014.

Audit-related Fees
The aggregate fees billed for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB7.2 million for the financial year ended 31 December 2013 and RMB8.7 million for the financial year ended 31 December 2014.

Tax Fees
The aggregate fees billed for professional service rendered by the Auditors for tax compliance, tax advice and tax planning were RMB1.6 million for the financial year ended 31 December 2013 and RMB2.1 million for the financial year ended 31 December 2014.

All Other Fees
The aggregate fees billed for professional service rendered by the Auditors for risk management advisory services, and information systems reviews were RMB7.8 million for the financial year ended 31 December 2013 and RMB7.0 million for the financial year ended 31 December 2014.

There are no other fees payable to the Auditors for products and/or services provided by the Auditors, other than the services reported above, for the financial year ended 31 December 2013 and for the financial year ended 31 December 2014.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

Directors and Senior Management

Executive Directors
1	Li Fanrong
2	Wu Guangqi

Non-executive Directors
3	Wang Yilin (Chairman)
4	Yang Hua (Vice Chairman)
5	Lv Bo
6	Wang Jiaxiang

Independent Non-executive Directors
7	Chiu Sung Hong
8	Lawrence J. Lau
9	Tse Hau Yin, Aloysius
10	Kevin G. Lynch

EXECUTIVE DIRECTORS

Li Fanrong
Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute (now Yangtze University) in China, and received an MBA degree from the Business School of Cardiff University in United Kingdom. Mr. Li has been working in the oil and gas industry in China over 30 years. He joined CNOOC in 1984, and worked as Petroleum Engineer, later as Offshore Platform Supervisor, Managing Director of CNOOC/STATOIL Joint Operating Group, Chief Representative of Joint Management Committee in CACT Operators Group, General Manager of Development and Production Department of the Company and President of CNOOC China Limited Shenzhen Branch. He served as an Assistant President of CNOOC from January 2009 to April 2010 and worked as President of CNOOC Energy Technology & Services Limited from February 2009 to April 2010. He has served as Vice President of CNOOC since May 2010. He was appointed as President of the Company with effect from 16 September 2010, and was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited, all being subsidiaries of the Company. He was appointed as the chairman of the board of Nexen Energy ULC with effect from 26 February 2013. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

Wu Guangqi
Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council and the Chairman of CNOOC Marine

Environment and Ecology Protection Foundation. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. He also served as a Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Wu has served as the Compliance Officer of the Company since 1 June 2005 and he also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

NON-EXECUTIVE DIRECTORS

Wang Yilin
Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has over 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of PetroChina Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau and the general manager of PetroChina Xinjiang Oilfield Company. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since 8 April 2011, Mr. Wang serves as Chairman of CNOOC. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from 15 April 2011.

Yang Hua
Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He also served as Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited, Chairman and Director of CNOOC Southeast Asia Limited and Chairman and Director of CNOOC Deepwater Development Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005, was appointed as Vice Chairman of the Board of the Company with effect from 16 September 2010, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011.

Lv Bo
Born in 1962, Mr. Lv is a senior economist and received a Bachelor of Science degree in Management from China University of Mining and Technology and an MBA degree from China Europe International Business School. Since 1985, he worked in the Ministry of Coal Industry, the Ministry of Energy and the Organization Department of the Communist Party of China Central Committee and served in a number of positions, including a Vice-Director-level official in the Personnel and Labor Department of the Ministry of Energy, Vice Director and Director of Economic and Technology Cadre Bureau of the Organization Department of the Communist Party of China Central Committee, Directors of the Fourth and Fifth Cadre Bureaus of the Organization Department of the Communist Party of China Central Committee. Mr. Lv joined China National Offshore Oil Corporation (“CNOOC”) in 2002

and served as the Director of the Human Resources Department of CNOOC. In November 2006, Mr. Lv became the Assistant President of CNOOC. In April 2010, Mr. Lv was appointed as the Vice President of CNOOC. Since December 2012, he has also served as Chairman of the Board of CNOOC Energy Technology and Services Limited, a subsidiary of CNOOC. Mr. Lv was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014.

Zhang Jianwei
Born in 1957, Mr. Zhang received a Bachelor of Arts degree in Philosophy from Xiamen University in 1983. Mr. Zhang started his career in 1975 and had served as the Deputy Director of General Office of Light Industry Development Strategy Research Center of the Ministry of Light Industry. He subsequently assumed a number of positions in the Secretarial Bureau of the General Office of the Communist Party of China Central Committee, including Deputy Director of Inspection Department, Deputy Director of Conference Department, and Deputy Director of the Secretarial Bureau. Mr. Zhang was subsequently appointed as the Deputy Director of General Office of the General Administration of Quality Supervision, Inspection and Quarantine of China and the Deputy Director General of the Standardization Administration of China. Mr. Zhang was appointed as the Director and Chief Compliance Officer of CNOOC in December 2011. Mr. Zhang was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 January 2014. Mr. Zhang resigned as a Non-executive Director of the Company with effect from 17 November 2014.

Wang Jiaxiang
Born in 1955, Mr. Wang is a professor-level senior engineer. He graduated from China University of Petroleum (formerly known as East China Petroleum Institute), major in Drilling Engineering, and later received a Doctorate degree from Tianjin University in Management Science and Engineering. Mr. Wang joined CNOOC in 1982. He served as Production Section Director, Chief Engineer, Deputy Director and Director of the Drilling Department of CNOOC Bohai Corporation and Deputy General Manager of CNOOC Bohai Corporation. From 2001 to 2003, he served as the Deputy General Manager of CNOOC China Limited Tianjin Branch. From June 2003 to December 2003, he served as the Deputy General Manager of CNOOC Bohai Corporation. From December 2003 to April 2005, Mr. Wang served as the General Manager of CNOOC Bohai Corporation. In November 2004, he was appointed as the General Manager of CNOOC Oil Base Group Limited. In January 2007, Mr. Wang was appointed as the Assistant President of CNOOC. Since December 2007, he has also served as the General Manager of CNOOC Gas & Power Group. In February 2013, Mr. Wang was appointed as a Vice President of CNOOC. Mr. Wang was appointed as a Non-executive Director of the Company on 27 November 2013, and such appointment took from 1 January 2014.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau
Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. From

September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau is a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Economics Subcommittee, the Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen and a Director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee and member of its Currency Board Sub-Committee. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Institute of Global Economics and Finance, The Chinese University of Hong Kong, an Independent Non-executive Director of AIA Group Limited, which is listed on the Hong Kong Stock Exchange, an Independent Non-executive Director of Hysan Development Company Limited, which is listed on the Hong Kong Stock Exchange, and an Independent Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited (whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014 and was renamed as OCBC Wing Hang Bank Limited), Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr.Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Wang Tao
Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council (Formerly World Petroleum Congress) and the foreign academician for Russian Academy of Natural Sciences. He also serves as adjunct professor and/or doctoral advisor in China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang served as the Honorary Chairman and an Executive Director of Sino Union Energy Investment Group Limited (Formerly Sino Union Petroleum & Chemical International Limited), a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from 29 May 2008. Mr. Wang retired as an Independent Non-executive Director of the Company with effect from 1 March 2014.

Kevin G. Lynch
Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds seven honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Gairdner Foundation, the Killam Trusts, the Perimeter Institute, the Princess Margaret Cancer Foundation, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s) listed on the Toronto Stock Exchange, a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and former Vice Chair of the Jobs and Prosperity Council of Ontario. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

OTHER MEMBERS OF SENIOR MANAGEMENT

Yuan Guangyu
Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for the operation safety, engineering and construction, and drilling and completion. Mr. Yuan is a professor-level senior engineer. He graduated from East China Petroleum Institute (now China University of Petroleum) with a bachelor’s degree in drilling engineering. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007 respectively with an MBA degree. With over 30 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company, President of CNOOC Services, and Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited. Mr. Yuan also serves as the Director of CNOOC China Limited, CNOOC International Limited, CNOOC Southeast Asia Ltd. and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In February 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch.

Zhu Weilin
Born in 1956, Mr. Zhu is the Chief Geologist of CNOOC, Executive Vice President of the Company and General Manager of Exploration Department of the Company. Mr. Zhu is a professor-level senior engineer. He graduated from Shanghai Tongji University with a Ph.D. degree. Mr. Zhu joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Manager of the Exploration Department, Manager of Science Management Department, and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC International Limited, the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC, Executive Vice President of the Company and the General Manager of the Exploration Department, responsible for the Company’s oil and gas exploration operations.

Zhao Liguo
Born in 1953, Mr. Zhao is the General Counsel of the Company. He is a professor-level senior economist. He graduated from the Faculty of Law, Peking University in 1983 with a bachelor of laws’ degree. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Division and Deputy General Manager of Contract Law Department, and General Manager of Legal Department of CNOOC. At present, he serves as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1985 and corporate counsel qualification in 1998. He is an arbitrator of China International Economic and Trade Arbitration Commission and a member of the China Maritime Arbitration Commission. Mr. Zhao also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Zhao was appointed as the General Counsel of the Company effective June 2008.

Chen Bi
Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and sales of the Company. Mr. Chen is a professor-level senior engineer. He graduated from the Southwest Petroleum Institution (now Southwest Petroleum University) and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1988, an MBA degree from Tsinghua University in 2001 and an honorary doctoral degree in petroleum engineering from Heriot-Watt University in the United Kingdom in 2010. Mr. Chen joined CNOOC in 1982 and has over 30 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. In December 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In January 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Chen Wei
Born in 1958, Mr. Chen is the Worker’s Director of CNOOC, an Executive Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He is a professor-level senior engineer. He received his B.S. degree from East China Petroleum Institute (now China University of Petroleum) and MBA from Tsinghua University. He has around 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and Science and Technology Development of CNOOC, and the Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute). In February 2012, Mr. Chen was appointed as the Worker’s Director of CNOOC. In March 2013, Mr. Chen was appointed as the Executive Vice President of the Company.

Zhang Guohua
Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In March 2003, he was appointed as Senior Vice President of the Company. In October 2005, Mr. Zhang was appointed as senior vice president of the Company and General Manager of CNOOC China Limited Shanghai Branch. In July 2009, he was appointed as Director of Donghai Petroleum Administrative Bureau of CNOOC.

Zhong Hua
Born in 1960, Mr. Zhong is Chief Financial Officer, Joint Company Secretary and General Manager (Director) of Investor Relations

Department (Office for the Board of Directors) of the Company. Mr. Zhong is a professor-level senior economist and senior engineer and graduated from Southwest Petroleum Institute with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom in 1988. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer of China Offshore Oil Nanhai West Corporation (“COONWC”), Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 21-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Department and Manager of Administration Department of COONWC. From September 1999 to August 2005, Mr. Zhong was General Manager of Administration Department and General Manager of Development and Planning Department of the Company. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President, Executive Vice President and Chief Financial Officer of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. On 16 September 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. On 22 March 2012, Mr. Zhong was appointed as Joint Company Secretary of the Company.

Deng Yunhua
Born in 1963, Mr. Deng is the Deputy Chief Exploration Engineer of the Company. Mr. Deng graduated from the Scientific Research Institute of Petroleum Exploration and Development with a major in Petroleum Geology and received a master’s degree in Engineering in 1988. He was assistant geologist and then geologist in the Exploration Department of CNOOC Bohai Corporation Institute from 1988 to 1989; and served as the Team Leader of the Comprehensive Petroleum Geological Research Team, Project Manager, Deputy Principal of Geologist, Deputy Principal Geologist and Director of the Exploration Department and Deputy Chief Geologist in the CNOOC Bohai Corporation Institute. Mr. Deng became Vice Chief Geology Engineer and Deputy General Manager of CNOOC China Limited Tianjian Branch from 1999 to 2005. He was Deputy Director of CNOOC Research Center from 2005 to 2006. He served as the Deputy Chief Exploration Engineer of the Company and the Deputy Director of CNOOC Research Center from 2006 to 2007. Mr. Deng was appointed Vice Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of CNOOC Research Center from 2007 to 2009; and has been Vice Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy General Director of CNOOC Research Institute since 2009.

Song Lisong
Born in 1957, Mr. Song is the Chief Safety Official and General Manager of the Quality, Health, Safety & Environmental Protection (QHSE) Department of the Company. He graduated in 1982 with a bachelor’s degree from the Department of Petroleum Development of East China Petroleum Institute (now China University of Petroleum), majoring in Drilling Engineering. In 1991, he graduated with a master’s degree of management from Department of Economic Management of School of Management, TianJin University. From 1982 to 1994, he served as Supervisor and Platform Manager for Bohai Oil Corporation, and a staff member of the offshore division of the Technology Safety Department and the head of the offshore safety division of the Technical Safety And Environmental Protection Department respectively. From 1994 to 1999, Mr. Song served as Director of the Safety Production Division and head of the Safety Office of the HSE Department of CNOOC. From 1999 to 2001, he served as Vice Manager of the HSE Department of the Company. From 2001 to 2003, he served as Director of operational safety of the HSE Department of CNOOC. From 2003 to 2011, he served as the General Manager of the HSE Department of the Company. From March 2013 to now, he has been serving as the Chief Safety Official and General Manager of the QHSE Department of the Company.

JOINT COMPANY SECRETARIES

Zhong Hua
Please refer to the biography of Mr. Zhong on page 47 for details.

Tsue Sik Yu, May
Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong

Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from 25 November 2008.

Report of the Directors

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2014.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries. These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 for a summary of the assets and liabilities of the Group as at 31 December 2014 and the operating results of the Group for the year then ended.

LOANS

Please refer to note 27 to the consolidated financial statements on pages 104 to 106 for details of the loans and borrowings of the Group as at 31 December 2014.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 15 to the consolidated financial statements on pages 94 to 95 for the movements in property, plant and equipment of the Group for the year ended 31 December 2014.

RESERVES

The distributable reserves of the Company as at 31 December 2014 amounted to RMB82,042 million.

Please refer to the consolidated statement of changes in equity on page 66 and note 30 to the consolidated financial statements on pages 110 to 111 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2014.

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE

Particulars of the Company’s subsidiaries, associates and joint venture as at 31 December 2014 are set out in notes 17, 18 and 19 to the consolidated financial statements on pages 97 to 101.

DIVIDENDS

An interim dividend of HK$0.25 (tax inclusive) per share was declared on 28 August 2014, and paid to the shareholders of the Company on 16 October 2014.

The Board recommended a payment of a final dividend of HK$0.32 (tax inclusive) per share for the year ended 31 December 2014, payable on 3 July 2015 to all shareholders on the register of members of the Company on 12 June 2015 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 32 to the consolidated financial statements on page 116 for details of the retirement benefits of the Group for the year ended 31 December 2014.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2014 represented approximately 14% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 55% of the total purchases of the Group for the year ended 31 December 2014.

Sales to the largest third party customer for the year ended 31 December 2014 represented approximately 9% of the Group’s total revenue. The total sales attributable to the five largest third party customers of the Group accounted for approximately 31% of the Group’s total revenue for the year ended 31 December 2014.

For the year ended 31 December 2014, except for the continuing connected transactions with its indirect controlling shareholder CNOOC and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective close associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS

The donations by the Group for the year ended 31 December 2014 amounted to RMB9.1 million.

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2014 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	on normal commercial terms or better; and

3.
in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of the Company and the shareholders as a whole.

Comprehensive framework agreement with CNOOC in respect of the provision of a range of products and services

The Company entered into a comprehensive framework agreement on 6 November 2013 with CNOOC, controlling shareholder of the Company, for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company on 1 November 2010. The term of the comprehensive framework agreement is for a period of three years from 1 January 2014. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2014 were approved by the independent shareholders of the Company on 27 November 2013. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps are set out below:

Categories of continuing connected transactions	Annual caps for 2014 to 2016

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of exploration and support services	For the three years ended 31 December 2016, RMB15,000 million, RMB16,100 million and RMB17,200 million, respectively

(b)	Provision of oil and gas development and support services	For the three years ended 31 December 2016, RMB47,200 million, RMB49,600 million and RMB52,100 million, respectively

(c)	Provision of oil and gas production and support services	For the three years ended 31 December 2016, RMB10,500 million, RMB11,600 million and RMB12,800 million, respectively

(d)	Provision of marketing, management and ancillary services	For the three years ended 31 December 2016, RMB1,408 million, RMB1,875 million and RMB2,075 million, respectively

(e)	FPSO vessel leases	For the three years ended 31 December 2016, RMB1,450 million, RMB2,180 million and RMB2,350 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

Provision of management,	For the three years ended
technical, facilities and	31 December 2016,
ancillary services, including	RMB100 million,
the supply of materials to	RMB100 million and
CNOOC and/or its	RMB100 million,
Associates	respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	For the three years ended 31 December 2016, RMB346,700 million, RMB438,600 million and RMB504,400 million, respectively

(b)	Long term sales of natural gas and liquefied natural gas	For the three years ended 31 December 2016, RMB30,700 million, RMB38,900 million and RMB44,700 million, respectively

Financial services provided by CNOOC Finance Corporation Limited to the Group

On 14 October 2008, the Company entered into a financial services framework agreement with CNOOC Finance Corporation Limited, an associate of CNOOC (“CNOOC Finance”), pursuant to which CNOOC Finance provides the Group a range of financial services. On 20 August 2010, the Company entered into a renewal agreement with CNOOC Finance to renew such financial services framework agreement.

As the financial services framework agreement (as renewed on 20 August 2010) entered into by the Company and CNOOC Finance expired on 31 December 2013, the Company entered into a new renewal agreement with CNOOC Finance on 27 November 2013 to renew the financial services framework agreement for a term of another three years from 1 January 2014 to 31 December 2016. The new renewal agreement is substantially on the same terms as the terms contained in the renewal agreement entered into by the Company on 20 August 2010. The continuing connected transactions in respect of the depositary services under the new renewal agreement are exempted from independent shareholders’ approval requirements, but subject to the annual reporting, annual review and announcement requirements.

The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance should not exceed RMB22 billion for the period from 1 January 2014 to 31 December 2016.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2014:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB15,000 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB47,200 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB10,500 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB1,408 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB1,450 million.

(ii)
The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) did not exceed RMB346,700 million.

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB30,700 million.

(iv)
The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance did not exceed RMB22 billion.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board of Directors that the continuing connected transactions:

1.	have received the approval of the Board;

2.	were, in accordance with the pricing policies involving provision of goods or services by the Company as stated in the Company’s financial statements;

3.	were entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the applicable caps.

Please also refer to note 31 to the consolidated financial statements on pages 112 to 116 for a summary of the related party transactions which include the Group’s continuing connected transactions.

SHARE CAPITAL

Please refer to note 29 to the consolidated financial statements on page 107 for details of movements in the Company’s share capital for the year ended 31 December 2014.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme;

2.	2001 Share Option Scheme;

3.	2002 Share Option Scheme; and

4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option scheme.

Please refer to the note 29 to the consolidated financial statements on pages 108 to 109 for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2014.

During the year ended 31 December 2014, the movements in the options granted under all of the above share option schemes were as follows:

	Number of share options									Price of the Company’s shares	Weighted average price of the Company’s shares
Name of category of grantee	As at 1 January 2014	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	As at 31 December 2014	Date of grant of share options	Exercise Exercise period of share options*	price of share options	Immediately before the grant date of options	Immediately before the exercise date	At exercise date of options
									HK$ per share	HK$ per share	HK$ per share	HK$ per share

Executive Directors
Wu Guangqi	1,610,000	–	–	–	–	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	1,857,000	–	–	–	–	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	1,857,000	–	–	–	–	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Non-executive Directors
Yang Hua	1,150,000	–	–	–	(1,150,000)	–	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	1,610,000	–	–	–	–	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	2,835,000	–	–	–	–	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	2,000,000	–	–	–	–	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

	Number of share options										Price of the Company’s shares	Weighted average price of the Company’s shares
										ExerciseImmediatelyImmediately
Name of category of grantee	As at 1 January 2014	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	As at 31 December 2014	Date of grant of share options	Exercise period of share options*	price of share options	before the grant date of options	before the exercise date	At exercise date of options
										HK$ per share	HK$ per share	HK$ per share	HK$ per share

Other Employees**
in aggregate	19,399,934	–	–	–	(19,399,934)	–	5 February 2004	5 February 2004 to 5 February 2014		3.152	3.13	–	–
	29,290,000	–	–	(4,440,000)	–	24,850,000	31 August 2005	31 August 2005 to 31 August 2015		5.62	5.75	–	–
	43,030,000	–	–	(8,090,000)	–	34,940,000	14 June 2006	14 June 2006 to 14 June 2016		5.56	5.30	–	–
	50,116,000	–	–	(9,540,000)	–	40,576,000	25 May 2007	25 May 2007 to 25 May 2017		7.29	7.43	–	–
	59,739,000	–	–	(9,864,000)	–	49,875,000	29 May 2008	29 May 2008 to 29 May 2018		14.828	14.20	–	–
	72,528,000	–	–	(9,663,000)	–	62,865,000	27 May 2009	27 May 2009 to 27 May 2019		9.93	9.33	–	–
	85,189,000	–	–	(9,848,000)	–	75,341,000	20 May 2010	20 May 2010 to 20 May 2020		12.696	12.22	–	–

Total	383,178,934	–	–	(51,445,000)	(20,549,934)	311,184,000

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**
Mr. Zhou Shouwei and Mr. Wu Zhenfang retired as non-executive director of the Company with effect from 1 January 2014. Information on Mr. Zhou and Mr. Wu’s share options outstanding at the beginning of the period are included in the category of “Other employees”.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this annual report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2014.

DIRECTORS’ INTERESTS

As at 31 December 2014, apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the Hong Kong Stock Exchange are as follows:

Name of Director	Nature of interest	Ordinary shares held	Approximate percentage of total issued share

Chiu Sung Hong	Beneficial interest	1,150,000	0.003%

Save as disclosed above, as at 31 December 2014, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange. All the interests held by the Directors and chief executive represent long positions.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SHARE CAPITAL

As at 31 December 2014, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

		Ordinary shares held	Approximate percentage of total issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%

(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%

(iii)	CNOOC	28,772,727,273	64.44%

Note:
CNOOC (BVI) Limited is a direct wholly owned subsidiary of OOGC, which is a direct wholly owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 31 December 2014, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 42 to 48 for information concerning the Directors and senior management of the Company.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN CONTRACTS OF SIGNIFICANCE

No Director (including those to be re-elected) has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2014 or during the year, none of the Directors had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party.

EMOLUMENTS OF THE DIRECTORS, SENIOR MANAGEMENT AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 10 and 11 to the consolidated financial statements on pages 87 to 90 for details of the emoluments of the Directors, senior management and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

Except for the Complaint disclosed in note 34(iii)(b) to the consolidated financial statement in this annual report, as at 31 December 2014, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Except deviation from the CG Code provisions A.4.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2014.

Please refer to the Corporate Governance Report on pages 25 to 41 for details.

AUDITORS

Deloitte Touche Tohmatsue was appointed as the auditors of the Company for the year ended 31 December 2014 and has audited the accompanying financial statements. A resolution to re-appoint Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 21 May 2015.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules. As at the date of this report, based on publicly available information and within the Directors’ knowledge, approximately 35.56% of the Company’s issued shares were held by the public. The total number of issued shares of the Company is 44,647,455,984. The closing price of the share of the Company as at 31 December 2014 is HK$10.44 per share.

VOTING BY POLL

In 2014, all votes of shareholders were taken by poll in the annual general meeting and extraordinary general meetings of the Company. Pursuant to the Rule 13.39(4), all votes of shareholders will be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

By Order of the Board
WANG Yilin
Chairman

Hong Kong, 27 March 2015

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Chairman’s Statement, the CEO’s Statement and the Business Overview section, as well as the Group’s audited financial statements and the related notes.

STRATEGIES AND RISKS

Development Strategy
As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth
As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as our top priorities. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks. In 2014, we achieved a reserve replacement ratio of 112%.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2014, approximately 56.6% of our proved reserves were classified as proved undeveloped, which provides tremendous potential for future production growth, on the condition that these proved undeveloped reserves are developed at a rate faster than the depletion rate of our currently producing reserves.

Develop natural gas business
We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

In 2014, the large-sized deepwater gas field Liwan 3-1 in South China Sea has commenced production and our natural gas production continued to increase.

Maintain a prudent financial policy
We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

Aiming to reduce production cost, we plan to actively promote the regional development of oil and gas field groups and apply cutting-edge offshore engineering, drilling and production technologies to our operations.

Currently, we have a healthy financial position. We intend to maintain our financial strength by controlling key management measures, such as capital expenditures, cash flows and costs per BOE. We also intend to actively manage our account receivables and inventories to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts in order to manage our exposure to foreign exchange rate fluctuations.

RISK FACTORS

The exploration and production of oil and gas is an industry that involves a high degree of risks. Our risk exposures primarily consist of fluctuations in oil and gas prices, changes in reserves, HSE, changes in fiscal regimes and regulatory rules and policies and changes in exchange rates and interest rates.

Fluctuations in oil and gas prices
Since the Company’s realized oil prices are priced with reference to international oil prices, fluctuations in international oil prices would have a significant impact on the Company’s sales revenue and profit. In addition, the Company’s natural gas sales contracts also contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices. As a result, changes in oil and natural gas prices will affect the Company’s profitability.

Changes in reserves
High-risk and capital-intensiveness are inherent characteristics of the exploration and development of oil and gas reserves. The Company’s exploration and development activities are exposed to various risks, including its inability to encounter any commercial discoveries.

In addition, reserve appraisal depends on a number of factors, including the quantity and quality of technical and economic data, assumptions in oil price assessment, production curve as well as fiscal terms. If these factors and assumptions were proved to be inaccurate, the Company might need to adjust its reserves.

HSE
The Company is exposed to blowout, fire and spillage risks arising from the exploration, development and production operations. Any accident which may lead to casualties, property damages and environmental pollutions, which in return, may have an impact on the Company’s operations and financial conditions.

Changes to fiscal regimes and regulatory rules and policies
The Company has oil and gas assets in the PRC and various overseas countries. Any changes in the fiscal regimes of these countries, including the introduction of new taxes and increases in tax rates, may affect the profitability of the Company.

Other changes in regulatory rules, including policies on oil and gas prices, nationalization of resources, exchange controls and environment protection laws and rules, may affect the Company’s operations and financial position.

Currency risk
The Company’s oil and gas sales are substantially denominated in Renminbi and US dollars. China’s exchange rate regime is a managed floating exchange rate approach that is based on market demand and supply and with reference to a basket of currencies. In 2014, Renminbi depreciated approximately 0.36% against US dollars. At the reporting date, 79% (2013: 79%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollar and Hong Kong dollar.

Interest rate risk
As at the end of 2014, the interest rates of 79.2% of the Company’s debts were fixed. Except for the loans for the Tangguh LNG project in Indonesia, all of our long-term debts are denominated in U.S. dollar with fixed interest rates. The weighted average term of the Company’s debt balance outstanding was approximately 9.5 years.

Please also refer to note 37 to the consolidated financial statements on pages 125 to 127 for other financial risks of the Company.

2014 OVERVIEW

In 2014, the global economic recovery was moderate but difficult. Additionally, China’s economy entered into a new status of mid to high speed development. Affected by factors such as economic conditions and supply and demand, international oil prices fell sharply in the second half of 2014.

During the year, faced with a harsh external environment, the Company overcame various difficulties, seized opportunities to lay a solid foundation for development, and achieved satisfactory results.

In 2014, the Company met its annual production target, with net production of 432.5 million BOE, representing a 5.1% increase over the previous year. The Company also made new breakthroughs in the area of exploration, achieving a reserve replacement ratio of 112%.

In 2014, the Company made significant progress in its overseas business and steadily promoted the integration of Nexen. Improvements were achieved in the performance of Nexen’s assets, and the operations of other overseas assets proceeded smoothly.

In 2014, the Company maintained an excellent financial condition. Oil and gas sales were RMB218,210 million (US$35,513.6 million, with the exchange rates applicable for 2014 at 6.1444), representing a decrease of 3.6% over the previous year. Net profit was RMB60,199 million (US$9,797.4 million), representing an increase of 6.6% over the previous year.

As at 31 December 2014, the Company’s basic and diluted earnings per share were RMB1.35 and RMB1.35, respectively. The board of directors recommended the payment of a final dividend of HK$0.32 per share (tax inclusive).

In 2015, the outlook for the global economy will continue to face relatively high uncertainty. International oil prices are expected to continue at low levels for a period of time, and the Company’s operations will face significant challenges. As a result, the Company will further promote all measures for realizing “the Year of Efficiency and Quality” and make all efforts to reduce costs and raise efficiency, in order to meet all targets for production and operation.

BUSINESS REVIEW

For details, please refer to “Business Overview” on page 12 to 24 of the annual report.

FINANCIAL RESULTS

Consolidated net profit
Our consolidated net profit increased 6.6% to RMB60,199 million (US$9,797.4 million) in 2014 from RMB56,461 million in 2013, primarily as a result of the more strengthened cost control under the recent decreased oil price environment.

Revenues
Our oil and gas sales, realized prices and sales volume in 2014 are as follows:

	2014	2013	Change	Change (%	)

Oil and gas sales (RMB million)	218,210	226,445	(8,235)	(3.6%	)
Crude and liquids	200,991	211,838	(10,847)	(5.1%	)
Natural gas	17,219	14,607	2,612	17.9%
Sales volume (million BOE)	415.6	397.2	18.4	4.6%
Crude and liquids (million barrels)	340.6	326.8	13.8	4.2%
Natural gas (bcf)	435	408	27	6.6%
Realized prices
Crude and liquids (US$/barrel)	96.04	104.60	(8.56)	(8.2%	)
Natural gas (US$/mcf)	6.44	5.78	0.66	11.4%
Net production (million BOE)	432.5	411.7	20.8	5.1%
China	269.1	262.7	6.4	2.4%
Overseas	163.4	149.0	14.4	9.7%

In 2014, our net production was 432.5 million BOE (including our interest in equity-accounted investees), representing an increase of 5.1% from 411.7 million BOE in 2013, benefitting from the additional production from the Nexen acquisition in the end of February 2013 and the commencement of production on oil and gas fields in offshore China. The overseas production volume accounted for 37.8% of our total net production volume in 2014, compared with 36.2% in 2013.The decrease of crude and liquids sales was primarily due to the lower realised oil prices in 2014. The increase of gas sales primarily came from the higher prices for sales in domestic China and in East Asian LNG market.

Operating expenses
Our operating expenses increased 3.9% to RMB31,180 million (US$5,074.5 million) in 2014 from RMB30,014 million in 2013, and the operating expenses per BOE decreased 1.1% to RMB75.1 (US$12.22) per BOE in 2014 from RMB75.9 (US$12.25) per BOE in 2013, attributable from effective cost control and steady increase in production. Operating expenses per BOE offshore China decreased 0.8% to RMB60.4 (US$9.83) per BOE in 2014 from RMB60.9 (US$9.83) per BOE in 2013. Overseas operating expenses per BOE decreased 3.2% to RMB102.1 (US$16.61) per BOE in 2014 from RMB105.5 (US$17.02) per BOE in 2013.

Taxes other than income tax
Our taxes other than income tax decreased 25.7% to RMB11,842 million (US$1,927.3 million) in 2014 from RMB15,937 million in 2013. The decrease was mainly due to the cancellation of accrued mineral resource compensation payment pursuant to the announcement made by Chinese government agencies that did not require separately imposing such fee in offshore China anymore.

Exploration expenses
Our exploration expenses decreased 32.7% to RMB11,525 million (US$1,875.7 million) in 2014 from RMB17,120 million in 2013, among which dry hole expenses decreased 39.9% to RMB5,686 million (US$925.4 million) in 2014 from RMB9,453 million in 2013, due to less uncertain wells which were previously capitalised but written off according to subsequent reserve evaluation. Meanwhile, due to the unfavourable exploration results and overdue leases, some unproved properties of shale gas and oil projects located in the U.S. were written off in 2013. There was no such event in 2014.

Depreciation, depletion and amortization
Our depreciation, depletion and amortization increased 3.2% to RMB58,286 million (US$9,486.0 million) in 2014 from RMB56,456 million in 2013, primarily as a result of the increased production. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related part, increased 0.5% to RMB130.9 (US$21.30) per BOE in 2014 from RMB130.3 (US$21.03) per BOE in 2013.

The dismantlement-related depreciation, depletion and amortization costs decreased 20.3% to RMB3,951 million (US$643.0 million) in 2014 from RMB4,954 million in 2013, Our average dismantling costs per BOE decreased 24.1% to RMB9.52 (US$1.55) per BOE in 2014 from RMB12.53 (US$2.02) per BOE in 2013, primarily as a result of the decrease in dismantlement asset balance which came from the effect of discounting factor on the present value of asset retirement obligations of producing oil and gas fields.

Special Oil Gain Levy
Our Special Oil Gain Levy decreased 18.6% to RMB19,072 million (US$3,104.0 million) in 2014 from RMB23,421 million in 2013, primarily as a result of our decreased oil sales in offshore China.

Impairment and provision
Our impairment and provision was RMB4,120 million (US$670.5 million) in 2014, while in 2013 was credit to impairment of RMB45 million. In 2014, certain oil and gas properties located in North America and UK North Sea were impaired, which reflected the impact of near term lower price environment. Please refer to Note 15 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses
Our selling and administrative expenses decreased 15.9% to RMB6,613 million (US$1,076.3 million) in 2014 from RMB7,859 million in 2013. Such decreases were primarily due to lower commission and consulting payments connected with acquisition and sound effect from enhancing operating efficiency with cost deduction in this year. Our selling and administrative expenses per BOE decreased 20.0% to RMB15.93 (US$2.59) per BOE in 2014 from RMB19.89 (US$3.21) per BOE in 2013.

Finance costs/Interest income
Our finance costs increased 38.1% to RMB4,774 million (US$777.0 million) in 2014 from RMB3,457 million in 2013, primarily due to new issuance of corporate notes which was mainly used to replace short-term loans and the increase in unwinding of discount on provision for dismantlement due to increase in discount rate and obligations contributed from newly developed oil and gas fields in 2014. Our interest income decreased 1.7% to RMB1,073 million (US$174.6 million) in 2014 from RMB1,092 million in 2013.

Exchange gains, net
Our net exchange gains increased 20.2% to RMB1,049 million (US$170.7 million) in 2014 from RMB873 million in 2013, primarily as a result of GBP depreciating against US dollar.

Investment income
Our investment income increased 2.8% to RMB2,684 million (US$436.8 million) in 2014 from RMB2,611 million in 2013, primarily attributable to the increase in return on corporate wealth management products and money market funds held by the company.

Share of profits of associates/a joint venture
Our share of profits of associates/a joint venture increased 12.4% to RMB1,006 million (US$163.7 million) in 2014 from RMB895 million in 2013, primarily attributable to the increase in profitability of associates.

Income tax expense
Our income tax expense decreased 8.5% to RMB22,314 million (US$3,631.6 million) in 2014 from RMB24,390 million in 2013, and the effective tax rate decreased to 27.0% in 2014 from 30.2% in 2013. The decrease in effective tax rate was mainly attributable to further recognized deferred tax assets for oil sands project in Canada.

Capital Resources and Liquidity

Overview
Our primary source of cash during 2014 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2014 RMB million	US$ million	2013 RMB million	Change RMB million	%

Generated from operating activities	110,508	17,985.2	110,891	(383)	(0.3%)
Used in investing activities	(90,177)	(14,676.3)	(170,032)	79,855	(47.0%)
(Used in)/generated from financing activities	(19,486)	(3,171.3)	18,601	(38,087)	(204.8%)

Cash generated from operating activities
In 2014, the cash inflow from operating activities was RMB110,508 million (US$17,985.2 million), almost in line with the previous year.

Cash used in investing activities
In 2014, our capital expenditure (excluding acquisition) increased 20.0% to RMB95,673 million (US$15,570.8 million) from 2013, primarily as a result of the increase in exploration activities and the development of projects under construction. Our development expenditures in 2014 were primarily related to the capital expenditures of Nexen, the development of the OML130 project, as well as the expenses incurred for improving recovery factors of the oilfields in production. The Company has no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale financial assets of RMB105,718 million (US$17,205.6 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale financial assets in the amount of RMB102,587 million (US$16,696.0 million). Our time deposits with maturity of more than three months decreased by RMB3,383 million (US$550.6 million) in 2014.

Cash used in/generated from financing activities
In 2014, the cash inflow from financing activities was mainly due to the proceeds of bank borrowings of RMB12,789 million (US$2,081.4 million) and RMB24,578 million (US$4,000.0 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of RMB20,216 million (US$3,290.2 million) and the repayment of bank loans of RMB32,523 million (US$5,293.1 million).

At the end of 2014, our total interest-bearing outstanding debt was RMB136,563 million (US$22,225.6 million), compared to RMB131,852 million at the end of 2013. The increase in debt in 2014 was primarily attributable to the issuance of guaranteed notes of US$4 billion and the decrease of short-term bank loans. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 26.5%, lower than that of 27.8% in 2013.

Capital Expenditure
The following table sets forth the Company’s actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2012	2013	2014
	(RMB million)

China
Development	31,360	42,839	49,128
Exploration	10,572	12,012	13,718

Subtotal	41,931	54,851	62,845

Overseas
Development	15,459	28,315	33,403
Exploration	2,615	6,216	9,455

Subtotal	18,073	34,531	42,858

Total	60,005	89,383	105,704

Note:	Capitalized interests for 2013 and 2014 were RMB2,049 million and RMB1,842 million, respectively.

OTHERS

Employees
As of 31 December 2014, the Company had 13,638 employees in China, 6,043 employees overseas and 1,365 contracted employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted an appropriate remuneration structure.

For more information on employees and human resources, please refer to “Human Resources” in “Business Overview” section of this annual report.

CHARGES ON ASSETS

Please refer to Note 38 to the Consolidated Financial Statements of this annual report.

CONTINGENCIES

Please refer to Note 34 to the Consolidated Financial Statements of this annual report.

SIGNIFICANT ACQUISITION

Please refer to Note 4 to the Consolidated Financial Statements of this annual report.

Independent Auditor’s Report

TO THE SHAREHOLDERS OF CNOOC LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 64 to 127, which comprise the consolidated and company statements of financial position as at 31 December 2014, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance (Cap. 622) (the “Hong Kong Companies Ordinance”), and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 80 of Schedule 11 to the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2014, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
27 March 2015

Consolidated Statement of Profit or Loss and other Comprehensive Income
Year ended 31 December 2014
(All amounts expressed in millions of Renminbi, except per share data)

		Group
	Notes	2014	2013

REVENUE
Oil and gas sales	6	218,210	226,445
Marketing revenues	35	50,263	55,495
Other income		6,161	3,917

		274,634	285,857

EXPENSES
Operating expenses		(31,180)	(30,014)
Taxes other than income tax	12 (ii)	(11,842)	(15,937)
Exploration expenses		(11,525)	(17,120)
Depreciation, depletion and amortisation	8	(58,286)	(56,456)
Special oil gain levy	7	(19,072)	(23,421)
Impairment and provision	15	(4,120)	45
Crude oil and product purchases		(47,912)	(53,386)
Selling and administrative expenses		(6,613)	(7,859)
Others		(3,169)	(3,206)

		(193,719)	(207,354)

PROFIT FROM OPERATING ACTIVITIES		80,915	78,503
Interest income	8	1,073	1,092
Finance costs	9	(4,774)	(3,457)
Exchange gains, net		1,049	873
Investment income	8	2,684	2,611
Share of profits of associates		232	133
Share of profit of a joint venture		774	762
Non-operating income, net		560	334

PROFIT BEFORE TAX	8	82,513	80,851
Income tax expense	12 (i)	(22,314)	(24,390)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		60,199	56,461

OTHER COMPREHENSIVE (LOSS)/INCOME
Items that may be subsequently reclassified to profit or loss:
Net loss on available-for-sale financial assets, net of tax	20	(2,301)	(626)

Exchange differences on translation of foreign operations		454	(4,143)
Share of other comprehensive income/(loss) of associates		92	(29)
Other items that will not be reclassified to profit or loss		(268)	393

OTHER COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(2,023)	(4,405)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		58,176	52,056

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	14	1.35	1.26
Diluted (RMB Yuan)	14	1.35	1.26

Details of the dividends proposed and paid for the year are disclosed in note 13 to the consolidated financial statements.

Consolidated Statement of Financial Position
31 December 2014
(All amounts expressed in millions of Renminbi)

		Group
	Notes	2014	2013

NON-CURRENT ASSETS
Property, plant and equipment	15	463,222	419,102
Intangible assets	16	16,491	17,000
Investments in associates	18	4,100	4,094
Investment in a joint venture	19	21,150	20,303
Available-for-sale financial assets	20, 35	5,337	6,798
Deferred tax assets	12 (i)	5,877	2,729
Other non-current assets	21	5,974	4,895

Total non-current assets		522,151	474,921

CURRENT ASSETS
Inventories and supplies	22	10,608	9,153
Trade receivables	23	29,441	34,136
Derivative financial assets	35	303	329
Available-for-sale financial assets	20, 35	54,030	51,103
Other current assets		8,573	11,295
Time deposits with maturity over three months	24	22,835	26,218
Cash and cash equivalents	24	14,918	14,318

Total current assets		140,708	146,552

CURRENT LIABILITIES
Loans and borrowings	27	31,180	49,841
Trade and accrued payables	25	52,192	48,558
Derivative financial liabilities	35	316	220
Other payables and accrued liabilities	26	11,499	16,914
Taxes payable		8,311	13,415

Total current liabilities		103,498	128,948

NET CURRENT ASSETS		37,210	17,604

TOTAL ASSETS LESS CURRENT LIABILITIES		559,361	492,525

NON-CURRENT LIABILITIES
Loans and borrowings	27	105,383	82,011
Provision for dismantlement	28	52,433	41,146

Deferred tax liabilities	12 (i)	20,189	25,362
Other non-current liabilities		1,746	2,386

Total non-current liabilities		179,751	150,905

NET ASSETS		379,610	341,620

EQUITY
Equity attributable to owners of the parent
Issued capital	29	43,081	949
Reserves	30	336,529	340,671

TOTAL EQUITY		379,610	341,620

LI Fanrong	WU Guangqi
Director	Director

Consolidated Statement of Changes in Equity
Year ended 31 December 2014
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve		Cumulative translation reserve	Statutory and non- distributable reserves		Other reserves	Retained earnings	Proposed final dividend		Total

At 1 January 2013	949	42,129		(17,229)	20,000		9,225	243,143	11,563		309,780
Profit for the year	–	–		–	–		–	56,461	–		56,461
Other comprehensive loss, net of tax	–	–		(4,143)	–		(262)	–	–		(4,405)

Total comprehensive income/(loss)	–	–		(4,143)	–		(262)	56,461	–		52,056
2012 final dividend	–	–		–	–		–	183	(11,563)		(11,380)
2013 interim dividend	–	–		–	–		–	(8,850)	–		(8,850)
Proposed 2013 final dividend	–	–		–	–		–	(11,269)	11,269		–
Exercise of share options	–	3		–	–		–	–	–		3
Equity-settled share option expenses (note 29)	–	–		–	–		11	–	–		11

At 31 December 2013	949	42,132	*	(21,372)*	20,000	*	8,974 *	279,668 *	11,269	*	341,620

At 1 January 2014	949	42,132		(21,372)	20,000		8,974	279,668	11,269		341,620
Profit for the year	–	–		–	–		–	60,199	–		60,199
Other comprehensive income/(loss), net of tax	–	–		454	–		(2,477)	–	–		(2,023)

Total comprehensive income/(loss)	–	–		454	–		(2,477)	60,199	–		58,176
Transfer upon abolition of par value under the Hong Kong Companies Ordinance (**)	42,132	(42,132)		–	–		–	–	–		–
2013 final dividend	–	–		–	–		–	(71)	(11,269)		(11,340)
2014 interim dividend	–	–		–	–		–	(8,846)	–		(8,846)
Proposed 2014 final dividend	–	–		–	–		–	(11,325)	11,325		–

At 31 December 2014	43,081	–	*	(20,918)*	20,000	*	6,497 *	319,625 *	11,325	*	379,610

*	These reserve accounts comprise the consolidated reserves of approximately RMB336,529 million (2013: RMB340,671 million) in the consolidated statement of financial position.

**	The Hong Kong Companies Ordinance (Cap. 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

Consolidated Statement of Cash Flows
Year ended 31 December 2014
(All amounts expressed in millions of Renminbi)

		Group
	Notes	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	33	142,682	143,539
Income taxes paid		(32,174)	(32,648)

Net cash flows from operating activities		110,508	110,891

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		–	(7,001)
Capital expenditure		(95,673)	(79,716)
Net outflow of cash and cash equivalents in respect of the acquisition of a subsidiary	4	–	(87,926)
Decrease/(increase) in time deposits with maturity over three months		3,383	(9,328)
Dividends received from associates		153	63
Interest received		1,041	871
Investment income received		2,331	2,234
Purchase of current available-for-sale financial assets		(105,718)	(80,532)
Proceeds from sale of current available-for-sale financial assets		102,587	90,852
Proceeds from disposal of property, plant and equipment		1,719	451

Net cash flows used in investing activities		(90,177)	(170,032)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed notes		24,578	24,363
Repayment and redemption of guaranteed notes		–	(4,100)
Proceeds from bank loans		12,789	59,186
Repayment of bank loans		(32,523)	(36,793)
Dividends paid		(20,216)	(20,226)
Interest paid		(4,114)	(3,832)
Exercise of share options		–	3

Net cash flows (used in)/from financing activities		(19,486)	18,601

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		845	(40,540)
Cash and cash equivalents at beginning of year		14,318	55,024
Effect of foreign exchange rate changes, net		(245)	(166)

CASH AND CASH EQUIVALENTS AT END OF YEAR	24	14,918	14,318

Statement of Financial Position
31 December 2014
(All amounts expressed in millions of Renminbi)

		Company
	Notes	2014	2013

NON-CURRENT ASSETS
Property, plant and equipment	15	–	–
Investments in subsidiaries	17	110,837	110,458

Total non-current assets		110,837	110,458

CURRENT ASSETS
Other current assets		30	15
Amounts due from subsidiaries	17	8,861	6,893
Loans to a subsidiary	17	3,446	–
Available-for-sale financial assets	20	13	15
Cash and cash equivalents	24	1,607	29

Total current assets		13,957	6,952

CURRENT LIABILITIES
Loans and borrowings	27	6,508	–
Other payables and accrued liabilities		79	50
Amounts due to subsidiaries	17	8,485	20,076

Total current liabilities		15,072	20,126

NET CURRENT LIABILITIES		(1,115)	(13,174)

NET ASSETS		109,722	97,284

EQUITY
Equity attributable to owners of the parent
Issued capital	29	43,081	949
Reserves	30	66,641	96,335

TOTAL EQUITY		109,722	97,284

LI Fanrong	WU Guangqi
Director	Director

Notes to Consolidated Financial Statements
31 December 2014
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION
CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE
These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Companies Ordinance (Cap. 622) (the “Hong Kong Companies Ordinance”). A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES
The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing 1 January 2014 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2013, except for the first time adoption of the amendments to IFRSs/HKFRSs and the new interpretation effective for the Group’s financial year beginning on 1 January 2014. The adoption of those amendments and the interpretation upon their effective dates has had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

The Group has not applied the following new and revised IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 9/HKFRS 9	Financial Instruments1
IFRS 14/HKFRS 14	Regulatory Deferral Accounts2
IFRS 15/HKFRS 15	Revenue from Contracts with Customers3
Amendments to IFRS 11/HKFRS 11	Accounting for Acquisitions of Interests in Joint Operations5
Amendments to IAS 1/HKAS 1	Disclosure Initiative5
Amendments to IAS 16/HKAS 16 and IAS 38/HKAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation5
Amendments to IAS 19/HKAS 19	Defined Benefit Plans: Employee Contributions4
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2010-2012 Cycle6

Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2011-2013 Cycle4
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRSs/HKFRSs 2012-2014 Cycle5
Amendments to IAS 27/HKAS 27	Equity Method in Separate Financial Statements5
Amendments to IFRS 10/HKFRS 10 and IAS 28/HKAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture5

1	Effective for annual periods beginning on or after 1 January 2018
2	Effective for first annual IFRS/HKFRS financial statements beginning on or after 1 January 2016
3	Effective for annual periods beginning on or after 1 January 2017
4	Effective for annual periods beginning on or after 1 July 2014
5	Effective for annual periods beginning on or after 1 January 2016
6	Effective for annual periods beginning on or after 1 July 2014, with limited exceptions

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These consolidated financial statements have been prepared under the historical cost convention, except for as detailed in the accounting policies notes hereafter. These consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2014.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition related costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39/HKAS 39 is measured at fair value with subsequent changes in fair value recognised in profit or loss. If the contingent consideration is not within the scope of IAS 39/HKAS 39, it is measured in accordance with the appropriate IFRS/HKFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss on goodwill is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Subsidiaries
Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.
Associates
Based on the Group’s ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual rights, the Group has significant influence over its associates, rather than the power to control.

The Group’s investments in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and reserves of associates is included in the consolidated statement of profit or loss and other comprehensive income and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s investments in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s investments in associates and is not individually tested for impairment.

The results of associates are included in the Company’s statement of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company’s investments in associates are treated as non-current assets and are stated at cost less any impairment losses. Non-current asset (or disposal group) classified as held for sale are measured at the lower of its carrying amount and fair value less costs to sell.

Joint arrangements
Certain of the Group’s activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint control
Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint operations
Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Group’s interests in production sharing arrangements and certain joint operation.

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries. The Group’s participating interest may vary in each arrangement. The Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner’s participating interest. Once production occurs, a certain percentage of the annual production or revenue is first distributed to the local government, which, in most cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue is allocated among the co-owners.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs/HKFRSs applicable to the particular assets, liabilities, revenues and expenses.

Joint venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and reserves of joint ventures is included in the consolidated statement of profit or loss and other comprehensive income and consolidated reserves, respectively. Where the profit sharing ratios is different to the Group’s equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Groups investments in the joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures and is not individually tested for impairment.

The results of joint ventures are included in the Company’s statement of profit or loss and other comprehensive income to the extent of dividend received and receivable. The Company’s investments in joint ventures are treated as non-current assets and are stated at cost less any impairment losses. Non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell.

Related parties
A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control of the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Impairment of non-financial assets other than goodwill
Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

Property, plant and equipment
Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment and others.

(a)	Oil and gas properties
For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement and charged to profit and loss as exploration expenses. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Producing oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles, office equipment and others
Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The useful lives of vehicles, office equipment and other assets are in line with their beneficial periods.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are recognised in profit or loss.

Intangible assets (other than goodwill)
The intangible assets of the Group comprise software, gas processing rights of the NWS Project, marketing transportation and storage contracts, drilling rig contracts and seismic data usage rights. Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortised on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible assets regarding software have been amortised on the straight-line basis over their respective useful lives. The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised over the life of the contracts on the straight-line basis. The intangible assets related to the seismic data usage rights are amortised over the estimated useful life of the seismic data.

Major maintenance and repairs
Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is replaced, and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs
All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Financial assets

Initial recognition and measurement
Financial assets within the scope of IAS 39/HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases or sales) are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and bank balances, trade and other receivables, equity and debt investments, and derivative financial instruments.

Subsequent measurement
The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss and financial assets classified as held-for-trading. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognised in profit or loss in the period. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for “Revenue recognition” below.

(b)	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(c)	Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity. Held-to-maturity investments are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Gains and losses are recognised in profit or loss when the investments are derecognised or impaired, as well as through the amortisation process.

(d)	Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for a long period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial assets are measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss, or until the investment is determined to be impaired, at which time the cumulative loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognised in profit or loss in accordance with the policies set out for “Revenue recognition” below.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

Fair value
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 35.

Impairment of financial assets
The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets may be impaired.

(a)	Assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced either directly or by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

(b)	Assets carried at cost
If there is objective evidence that an impairment loss has incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(c)	Available-for-sale financial assets
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is removed from other comprehensive income and recognised in profit or loss.

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortised cost. Impairment losses on equity instruments are not reversed through profit or loss; increases in their fair value after impairments are recognised directly in equity. Impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Derecognition of financial assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

(i)	The contractual rights to receive cash flows from the asset have expired; or

(ii)
the Group has transferred its rights to receive cash flows from the asset, or the Group retains the contractual rights to receive the cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has no control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)
Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised within “Finance costs” in profit or loss.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts
A financial guarantee contract is recognised initially at its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Inventories and supplies
Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a)	General
A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “Finance costs” in profit or loss.

(b)	Dismantlement liability
Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

Income tax
Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of profit or loss and other comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the balance sheet liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As at 31 December 2014, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries have not been recognised, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit and taxable temporary differences will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•
when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit and taxable temporary differences will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition
Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales
Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices. Settlement will be in kind or in cash when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a “make up” delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognised when the take-or-pay penalty is triggered.

(b)	Marketing revenues
Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s marketing activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value is also included in marketing revenue.

(c)	Other income
Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers and gains from disposal of oil and gas properties and is recognised when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

(d)	Dividend income
Dividend income is recognised when the Group’s right to receive payment is established.

(e)	Interest income
Interest income is recognised as it accrues using the effective interest method.

The Group presents taxes collected from customers in the consolidated statement of profit or loss and other comprehensive income on a net basis.

Share-based payment transactions
Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 29.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

No equity-settled award was cancelled or modified during the years ended 31 December 2014 and 2013.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits
The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The Group’s contributions to these defined contribution plans are charged to profit or loss in the year to which they relate.

Borrowing costs
Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

Foreign currencies
These consolidated financial statements are presented in Renminbi (“RMB”). Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated consistently with the recognition of the gain or loss on change in fair value of the item.

The functional currencies of certain entities within the Group are currencies other than RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of profit or loss and other comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases in China are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms.

Contingencies
A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the Directors have made the following judgements, estimates and assumptions, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Reserve base
Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission’s rules, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

(b)	Carrying value of oil and gas properties
The calculation of the unit-of-production rate for oil and gas properties amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.

(c)	Impairment indicators
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs of disposal. These calculations require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible and intangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

(d)	Dismantlement costs
Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective group company’s domicile.

4.	ACQUISITIONS AND OTHER ARRANGEMENTS

2014

The Group has no significant acquisition during the year.

2013

(i)
On 23 July 2012, the Company, CNOOC Canada Holding Ltd. and Nexen Inc. entered into an arrangement agreement in relation to the Company’s proposed acquisition (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen Inc. common shares and preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act.

The acquisition of Nexen Inc. was completed on 26 February 2013 (Beijing time). The consideration of the acquisition was approximately US$14.8 billion (approximately RMB92.8 billion), and was paid in cash. The consideration is related to acquisition of common shares and preferred shares. As a result of the acquisition, an additional amount of approximately US$275 million was paid by Nexen Inc. to settle its long-term incentive plans. The indebtedness of Nexen Inc. at the acquisition date remains outstanding except for the US$460 million of subordinated debt that was repaid subsequently in 2013.

The fair values of the identifiable assets and liabilities of Nexen as at the date of acquisition are as follows:

Final amounts
recognized

Property, plant and equipment	150,572
Intangible assets	4,196
Investment in an associate	234
Deferred tax assets	119
Other non-current assets	889
Trade receivables	11,148
Inventories and supplies	2,782
Other current assets	672
Cash and cash equivalents	4,858

Trade and accrued payables	(17,709)
Taxes payable	(1,399)
Other payables and accrued liabilities	(529)
Loans and borrowings	(34,893)
Provisions for dismantlement	(13,076)
Other non-current liabilities	(1,681)
Deferred tax liabilities	(26,745)

Net assets acquired	79,438
Goodwill on acquisition	13,346

Satisfied by cash	92,784

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

Cash consideration	92,784
Cash and cash equivalents acquired	(4,858)

Net outflow of cash and cash equivalents in respect of the acquisition	87,926

Since the acquisition, Nexen contributed RMB37,249 million to the Group’s revenue and RMB1,078 million to the consolidated profit for the year of 2013.

Had the acquisition taken place at the beginning of the year of 2013, the revenue of the Group and the consolidated profit for the year might have been RMB293,471 million and RMB56,429 million, respectively.

Legal and professional fees related to the acquisition were approximately RMB474 million. The expenses are charged to profit or loss directly.

(ii)
On 2 December 2013, CNOOC PETROLEUM BRASIL LTDA, a wholly-owned subsidiary of CNOOC International Limited, entered into a production sharing contract with Ministry Of Mines And Energy in Brazil, to be a non-operator contractor in Block LIBRA. CNOOC PETROLEUM BRASIL LTDA holds 10% working interest and paid its share of signature bonus of BRL1.5 billion (approximately RMB4.1 billion), which has been recorded as an acquisition cost of oil and gas properties.

5.	SEGMENT INFORMATION

(a)	Segment results
The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss. The geographical information is separately disclosed in (b).

The following table presents the segment financial information for the Group for the years ended 31 December 2014 and 2013.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Sales to external customers:
Oil and gas sales	218,210	226,445	–	–	–	–	–	–	218,210	226,445
Marketing revenues	–	–	50,263	55,495	–	–	–	–	50,263	55,495
Intersegment revenues	15,380	17,443	–	–	–	–	(15,380)	(17,443)	–	–
Other income	5,531	3,415	–	221	872	303	(242)	(22)	6,161	3,917

Total	239,121	247,303	50,263	55,716	872	303	(15,622)	(17,465)	274,634	285,857

Operating expenses	(31,180)	(30,014)	–	–	–	–	–	–	(31,180)	(30,014)
Taxes other than income tax	(11,802)	(15,920)	–	–	(40)	(17)	–	–	(11,842)	(15,937)
Exploration expenses	(11,680)	(17,142)	–	–	–	–	155	22	(11,525)	(17,120)
Depreciation, depletion and amortisation	(57,407)	(55,512)	(417)	(497)	(484)	(447)	22	–	(58,286)	(56,456)
Special oil gain levy	(19,072)	(23,421)	–	–	–	–	–	–	(19,072)	(23,421)
Impairment and provision	(4,147)	34	27	12	–	(1)	–	–	(4,120)	45
Crude oil and product purchases	–	–	(47,912)	(53,386)	–	–	–	–	(47,912)	(53,386)
Selling and administrative expense	(3,651)	(4,294)	(862)	(1,021)	(2,166)	(2,544)	66	–	(6,613)	(7,859)
Others	(3,085)	(3,024)	–	–	(84)	(182)	–	–	(3,169)	(3,206)

Interest income	125	19	1	–	1,801	1,396	(854)	(323)	1,073	1,092
Finance costs	(2,813)	(2,269)	(3)	(5)	(2,997)	(1,506)	1,039	323	(4,774)	(3,457)
Exchange gains, net	142	137	–	20	907	716	–	–	1,049	873
Investment income	–	–	–	–	3,120	2,846	(436)	(235)	2,684	2,611
Share of profits/(losses) of associates	12	(98)	–	–	220	231	–	–	232	133
Share of profit of a joint venture	–	–	–	–	774	762	–	–	774	762

Non-operating income/(expenses), net	566	339	–	–	(6)	(5)	–	–	560	334
Income tax expense	(24,903)	(24,524)	(114)	77	2,703	57	–	–	(22,314)	(24,390)

Segment profit for the year	70,226	71,614	983	916	4,620	1,609	(15,630)	(17,678)	60,199	56,461

Other segment information
Investments in associates	953	1,145	–	–	3,147	2,949	–	–	4,100	4,094
Investment in a joint venture	–	–	–	–	21,150	20,303	–	–	21,150	20,303
Others	524,702	476,414	8,671	11,205	368,648	337,813	(264,412)	(228,356)	637,609	597,076

Segment assets	525,655	477,559	8,671	11,205	392,945	361,065	(264,412)	(228,356)	662,859	621,473

Segment liabilities	(381,342)	(315,805)	(7,142)	(8,499)	(111,311)	(137,345)	216,546	181,796	(283,249)	(279,853)

Capital expenditure	106,593	248,462	16	40	794	602	–	–	107,403	249,104

(b)	Geographical information
The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 65% (2013: 67%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2014 and 2013.

	PRC		Canada		Others		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013

Property, plant and equipment	206,144	164,939	101,644	97,140	155,434	157,023	463,222	419,102
Investments in associates/a joint venture	3,317	3,054	783	857	21,150	20,486	25,250	24,397
Other non-current assets	5,246	3,716	643	1,021	85	158	5,974	4,895

(c)	Information about major customers
The current year’s revenue of approximately RMB25,055 million (2013: approximately RMB29,855 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC Group refer to Note 31 (iii).

6.	OIL AND GAS SALES

	Group
	2014	2013

Gross sales	227,544	233,450
Less: Royalties	(6,433)	(3,655)
PRC government’s share of oil	(2,901)	(3,350)

Oil and gas sales	218,210	226,445

7.	SPECIAL OIL GAIN LEVY
In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$55 with effect from 1 November 2011 and to further increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

8.	PROFIT BEFORE TAX
The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2014	2013
Crediting:
Interest income from bank deposits	(1,073)	(1,092)
Investment income:
– Net gain from available-for-sale financial assets	(2,684)	(2,611)
Insurance compensation on disposal of property,
plant and equipment	(334)	(372)
Charging:
Auditors’ remuneration
– Audit fee	47	42
– Other fees	18	17
	65	59
Employee wages, salaries, allowances and social security costs*	8,751	6,546
Equity-settled share option expenses	–	11
Depreciation, depletion and amortisation:
– Property, plant and equipment	57,212	54,919
– Intangible assets	1,398	1,414
– Less: Net amount capitalised	(324)	123
	58,286	56,456
Operating lease rentals:
– Office properties	508	460
– Plant and equipment	1,741	1,944
	2,249	2,404
Repairs and maintenance	6,342	5,925
Research and development costs	1,821	1,278
(Gain)/loss on disposal of property, plant and equipment	(1,158)	681

*
In 2013, employee wages, salaries, allowances and social security costs only included the amount of Nexen for 10 months after acquisition, while the cost items included the amount of Nexen for 12 months in 2014.

9.	FINANCE COSTS

	Group
	2014	2013

Interest on bank loans which are repayable within five years	415	1,212
Interest on other loans
– which are repayable within five years	321	90
– which are repayable over five years	3,492	2,133
Other borrowing costs	1	167

Total borrowing costs	4,229	3,602
Less: Amount capitalised in property, plant and equipment (note 15)	(1,842)	(2,049)

	2,387	1,553
Other finance costs:
Unwinding of discount on provision for dismantlement (note 28)	2,387	1,904

	4,774	3,457

The effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.64775% to 7.875% (2013: from 0.665% to 6.66%) per annum during the year ended at 31 December 2014.

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

	Fees (1)	Salaries, allowances and benefits in kind (1)	Performance related bonuses (1)	Pension scheme contributions	Total paid/payable during the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2014
Executive directors:
Li Fanrong	753	–	–	78	831
Wu Guangqi	753	–	–	70	823

Subtotal	1,506	–	–	148	1,654

Non-executive directors:
Wang Yilin	840	–	–	–	840
Yang Hua	753	–	–	–	753
Lv Bo(2)	753	–	–	–	753
Zhang Jianwei(2) (3)	690	–	–	–	690
Wang Jiaxiang(2)	753	–	–	–	753

Subtotal	3,789	–	–	–	3,789

Independent non-executive directors:
Chiu Sung Hong(4)	887	–	–	–	887
Lawrence J. Lau	753	–	–	–	753
Tse Hau Yin, Aloysius	887	–	–	–	887
Wang Tao(5)	125	–	–	–	125
Kevin G. Lynch(5)	628	–	–	–	628

Subtotal	3,280	–	–	–	3,280

Total	8,575	–	–	148	8,723

2013
Executive directors:
Li Fanrong	759	–	–	79	838
Wu Guangqi	759	–	–	70	829

Subtotal	1,518	–	–	149	1,667

Non-executive directors:
Wang Yilin	847	–	–	–	847
Yang Hua	759	–	–	–	759
Zhou Shouwei(2)	759	–	–	–	759
Wu Zhenfang(2)	759	–	–	–	759

Subtotal	3,124	–	–	–	3,124

Independent non-executive directors:
Chiu Sung Hong(4)	847	–	–	–	847
Lawrence J. Lau	759	–	–	–	759
Tse Hau Yin, Aloysius	879	–	–	–	879
Wang Tao(5)	759	–	–	–	759

Subtotal	3,244	–	–	–	3,244

Total	7,886	–	–	149	8,035

Share options (6)

	2014	2013
	RMB’000	RMB’000

Executive directors:
Li Fanrong	–	–
Wu Guangqi	–	212

Subtotal	–	212

Non-executive directors:
Wang Yilin	–	–
Yang Hua	–	228
Zhou Shouwei(2)	–	205
Wu Zhenfang(2)	–	205
Lv Bo(2)	–	–
Zhang Jianwei(2) (3)	–	–
Wang Jiaxiang(2)	–	–

Subtotal	–	638

Independent non-executive directors:
Chiu Sung Hong (4)	–	–
Lawrence J. Lau	–	–
Tse Hau Yin, Aloysius	–	–

Wang Tao(5)	–	–
Kevin G. Lynch(5)	–	–
Subtotal	–	–
Total	–	850

Notes:

(1)
Fees, salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors. All the executive directors have voluntarily waived their salaries, allowances, benefits in kind and performance related bonuses in 2014 and 2013.

(2)
On 1 January 2014, each of Mr. Lv Bo, Mr. Zhang Jianwei and Mr. Wang Jiaxiang was appointed as a non-executive director of the Company, and each of Mr. Zhou Shouwei and Mr. Wu Zhenfang retired as a non-executive director of the Company.

(3)	On 17 November 2014, Mr. Zhang Jianwei resigned as a non-executive director of the Company.

(4)
Mr. Chiu Sung Hong exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company on 19 July 2013 and the allotment was completed on 26 July 2013.

(5)	On 1 March 2014, Mr. Kevin G. Lynch was appointed as an independent non-executive director of the Company and Mr. Wang Tao retired as an independent non-executive director of the Company.

(6)
This item represents the fair value of share options for the directors measured according to the Group’s accounting policy as set out in note 3. No Directors except Mr. Chiu Sung Hong exercised any share option in 2014 or 2013. During the year, no new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company. Further details of share option scheme and valuation techniques are set out in note 29 to the consolidated financial statements.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

(ii)	Other key management personnel’s (excluding Directors’) remuneration

	2014	2013
Short term employee benefits	8	6
Pension scheme contributions	1	1
Amount paid/payable during the year	9	7
Share options*	–	1
	9	8

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2014	2013
Nil to RMB2,000,000	10	8

	10	8

*
This item represents the fair value of share options measured according to the Group’s accounting policy as set out in note 3. No other key management personnel exercised any share option in 2014 or 2013.

11.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2013: none) of the directors, details of whose remuneration are disclosed in note 10(i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2013: five) highest paid employees, who are not the directors, for the year are as follows:

	2014	2013

Fees (1)	–	–
Basic salaries, allowances, and benefits in kind (1)	18	19
Performance-related bonuses	16	1
Pension scheme contributions	1	1

Amount paid/payable during the year	35	21
Share options (2)	–	–

	35	21

(1)	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

(2)
This item represents the fair value of share options measured according to the Group’s accounting policy as set out in note 3. None of the five highest paid employees exercised any share option in 2014 or 2013. During the year, no new share option was granted to the five highest paid employees in respect of their services to the Group (2013: none). Further details are included in note 29.

The remuneration of the five (2013: five) highest paid employees, who are not the directors, falls within the following bands:

	Number of employees
	2014	2013

Nil to RMB5,000,000	–	3
RMB5,000,001 to RMB5,500,000	–	–
RMB5,500,001 to RMB6,000,000	1	–
RMB6,000,001 to RMB6,500,000	1	–
RMB6,500,001 to RMB7,000,000	–	2
RMB7,000,001 to RMB7,500,000	1	–
RMB7,500,001 to RMB8,000,000	1	–
RMB8,500,001 to RMB9,000,000	1	–

	5	5

12.	TAX

(i)	Income tax
The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2013: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 62%.

As of 31 December 2014, deferred tax liabilities related to undistributed earnings of the Company’s overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	Group
	2014	2013

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	16,609	18,369

Provision for overseas enterprise income tax on the estimated taxable profits for the year	14,083	12,619
Deferred tax
Temporary differences in the current year	(8,378)	(6,598)
Income tax expense for the year	22,314	24,390

A reconciliation of the statutory PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	Group
	2014	2013
	%	%

PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	7.1	7.6
Tax credit from the government	(2.2)	(2.5)
Tax reported in equity-accounted entities	(0.1)	(0.3)
Tax losses previously not recognised	(3.3)	–
Others	0.5	0.4

Group’s effective income tax rate	27.0	30.2

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	Group
	2014	2013

At 1 January	22,633	3,363
Credit to the profit or loss	(8,378)	(6,598)
Acquisition of a subsidiary	–	26,626
Charge to equity	(92)	29
Exchange differences	149	(787)

At 31 December	14,312	22,633

Principal components of deferred tax balances are as follows:

	Group
	2014	2013

Deferred tax assets
Provision for dismantlement	8,302	7,535
Losses available for offsetting against future taxable profit	11,583	7,117
Fair value of long term borrowings	1,750	1,817
Others	822	810

	22,457	17,279

Deferred tax liabilities
Property, plant and equipment	(36,256)	(39,008)
Unrecognised gain for available-for-sale financial assets	(116)	(138)
Others	(397)	(766)

	(36,769)	(39,912)

Net deferred tax liabilities	(14,312)	(22,633)

Of which
– deferred tax assets	5,877	2,729
– deferred tax liabilities	(20,189)	(25,362)

As at 31 December 2014, the Group had approximately RMB45,484 million (2013: RMB34,422 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 10 to 20 years. The Uganda tax losses have no fixed expiry date.

Deferred tax assets in respect of tax losses are recognised only to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences.

As at 31 December 2014, the Group’s recognised tax losses amounted to RMB36,116 million (2013: RMB21,757 million). Unrecognised tax losses, where recovery is not currently expected, amounted to RMB9,368 million (2013: RMB12,665 million). This includes RMB1,249 million (2013: RMB1,023 million) of unrecognized tax loss arising from Uganda which has no fixed expiry date, and RMB1,056 million of unrecognized tax loss arising from subsidiaries of CNOOC China Limited which have 5 years expiry date. The remainder expires between 11 to 20 years.

At 31 December 2014, the Group’s unrecognized deferred tax assets related to unused tax credits amounted to RMB5,149 million (2013: RMB5,150 million). This includes RMB4,404 million (2013: RMB4,241 million) of unrecognized deferred tax assets related to unused tax credits in Nigeria. The remainder expires between 2025 and 2029.

(ii)	Other taxes
The Company’s PRC subsidiaries pay the following other taxes and dues:

i.	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

ii.
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts. The resource tax rate has been changed from 5% to 6% since 1 December 2014;

iii.
Mineral resource compensation at the temporary rate of 1% (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after 1 November 2011 starting from 1 November 2011. The rate decreased to zero since 1 December 2014;

iv.	Export tariffs at the rate of 5% on the export value of petroleum oil;

v.	Business tax at rates of 3% to 5% or value-added tax at the rate of 6% on other income;

vi.	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

vii.	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

viii.	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

13.	DIVIDENDS

	Group
	2014	2013

Dividend per ordinary share:
2014 interim dividend-HK$0.25(2013: interim dividend HK$0.25) per ordinary share	8,846	8,843
2013 final dividend-HK$0.32 (2012: final dividend HK$0.32) per ordinary share	11,370	11,383
Final dividend proposed at HK$0.32 (2013: HK$0.32) per ordinary share by the Board of Directors-not recognised as a liability as at the end of the year	11,325	11,269

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%. The Company is in the process of discussing with relevant PRC authorities regarding the arrangement (if any) relating to the withholding tax in respect of dividend to be paid by the Company to the investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange.

14.	EARNINGS PER SHARE

	Group
	2014	2013

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	60,199	56,461

Number of shares
Weighted average number of ordinary shares for the basic earnings per share calculation	44,647,455,984	44,646,825,847
Effect of dilutive potential ordinary shares under the share option schemes	87,318,520	140,293,242

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,734,774,504	44,787,119,089

Earnings per share:
Basic (RMB Yuan)	1.35	1.26
Diluted (RMB Yuan)	1.35	1.26

15.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Group Vehicles and office equipment and others	Total

Cost:
At 1 January 2013	412,030	2,091	414,121
Additions	77,716	1,111	78,827
Acquisitions	154,069	1,483	155,552
Disposals and write-offs	(6,514)	(103)	(6,617)
Exchange differences	(8,539)	(56)	(8,595)

At 31 December 2013	628,762	4,526	633,288

At 1 January 2014	628,762	4,526	633,288
Additions	107,229	671	107,900
Disposals and write-offs	(4,289)	(28)	(4,317)
Exchange differences	930	6	936

At 31 December 2014	732,632	5,175	737,807

Accumulated depreciation, depletion and amortization and impairment:

At 1 January 2013	(161,535)	(454)	(161,989)
Depreciation charge for the year	(54,625)	(329)	(54,954)
Disposals and write-offs	1,623	18	1,641
Exchange differences	1,112	4	1,116

At 31 December 2013	(213,425)	(761)	(214,186)

At 1 January 2014	(213,425)	(761)	(214,186)
Depreciation charge for the year	(56,812)	(400)	(57,212)
Impairment	(4,114)	–	(4,114)
Disposals and write-offs	951	26	977
Exchange differences	(50)	–	(50)

At 31 December 2014	(273,450)	(1,135)	(274,585)

Net book value:
At 1 January 2014	415,337	3,765	419,102

At 31 December 2014	459,182	4,040	463,222

Included in the current year’s additions was an amount of approximately RMB1,842 million (2013: approximately RMB2,049 million) in respect of interest capitalised in property, plant and equipment (note 9). Included also in the depreciation charge for the year was an amount of approximately RMB3,873 million (2013: approximately RMB4,939 million) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

Impairment and provision recognised during the year included the impairment loss of approximately RMB4,114 million to reduce the carrying amount of certain oil and gas properties to the recoverable amount. This impairment loss was all related to fields in North America and UK North sea which was primarily due to the sharp decline in crude oil price in short-term. The recoverable amount was calculated based on the assets value in use and was determined at the oil field(s) level.

	Company
	2014	2013

Office equipment
Cost:
At 1 January	6	6
Additions	–	–
Disposals and write-offs	–	–
Exchange differences	–	–

At 31 December	6	6

Accumulated depreciation:
At 1 January	(6)	(6)
Depreciation charge for the year	–	–
Disposals and write-offs	–	–
Exchange differences	–	–

At 31 December	(6)	(6)
Net book value:
At 1 January	–	–
At 31 December	–	–

16.	INTANGIBLE ASSETS

	Gas processing right under NWS Project	Drilling rig contracts and seismic data usage rights	Group Marketing transportation and storage contracts	Software and others	Goodwill	Total

Cost:
At 1 January 2013	1,153	–	–	765	–	1,918
Acquisition	–	2,015	1,602	579	13,346	17,542
Additions	–	–	–	412	–	412
Exchange differences	(35)	(58)	(46)	(19)	(384)	(542)

At 31 December 2013	1,118	1,957	1,556	1,737	12,962	19,330

At 1 January 2014	1,118	1,957	1,556	1,737	12,962	19,330
Additions	–	–	–	832	–	832
Disposal	–	–	–	(6)	–	(6)
Exchange differences	4	7	6	–	47	64

At 31 December 2014	1,122	1,964	1,562	2,563	13,009	20,220

Accumulated amortisation:
At 1 January 2013	(422)	–	–	(523)	–	(945)
Amortisation charge for the year	(65)	(551)	(445)	(353)	–	(1,414)
Exchange differences	14	7	6	2	–	29

At 31 December 2013	(473)	(544)	(439)	(874)	–	(2,330)

At 1 January 2014	(473)	(544)	(439)	(874)	–	(2,330)
Amortisation charge for the year	(68)	(452)	(370)	(508)	–	(1,398)
Exchange differences	(1)	–	–	–	–	(1)

At 31 December 2014	(542)	(996)	(809)	(1,382)	–	(3,729)

Net book value:
At 1 January 2014	645	1,413	1,117	863	12,962	17,000
At 31 December 2014	580	968	753	1,181	13,009	16,491

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. Goodwill of RMB13,346 million was recognised during the year ended 31 December 2013 as a result of the acquisition of Nexen, as discussed in Note 4. Goodwill acquired through business combinations is held at the E&P segment.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised on a straight-line basis over the life of the contracts ranging from 3.5 to 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

17.	INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES

	Company
	2014	2013

Unlisted shares, at cost	110,837	110,458
Amount due from subsidiaries	8,861	6,893
Loans to a subsidiary	3,446	–
Amount due to subsidiaries	8,485	20,076

The amounts due from/to subsidiaries included in the Company’s current assets and liabilities are unsecured, interest-free and repayable on demand.

The loan to a subsidiary is a five-year uncommitted revolving loan with a fixed interest rate of 0.95% per annum for general purposes.

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC

China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding

CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Indirectly held subsidiaries (1):

CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB8.5 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea

CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding

CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC Exploration & Production	Nigeria	NGN10 million	100%	Petroleum exploration, development

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Nigeria Limited				and production in Africa

CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq

CNOOC Canada Energy Ltd. (2)	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada

CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa

Indirectly held subsidiaries (1):

Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada

Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK

Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria

OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA

Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA

Nexen Marketing	Canada	N/A	100%	Sales and marketing of oil and gas products in Canada

Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

				and production in Canada

CNOOC PETROLEUM BRASIL LTDA (3)	Brazil	R$1,646,000,000	100%	Petroleum exploration, development and production in Brazil

CNOOC Nexen Finance (2014) ULC (4)	Canada	100 common shares without a par value	100%	Bond issuance

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

(2)	CNOOC Canada Energy Ltd. was an amalgamated company arising from CNOOC Canada Inc. and another indirectly held subsidiary of the Company.

(3)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$1,646,000,000 to R$2,186,000,000 on 11 February 2015.

(4)	CNOOC Nexen Finance (2014) ULC was incorporated on 12 March 2014 for issuing guaranteed notes (note 27).

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

18.	INVESTMENTS IN ASSOCIATES

Particulars of the associates at the end of the reporting period are as follows:

Name of associates	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC

CNOOC Finance Corporation Limited	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

Northern Cross (Yukon) Limited	Canada	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

The Group’s investments in associates represent:

	Group
	2014	2013

Share of net assets	4,100	4,094

None of the Group’s associates are considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates in the consolidated financial statements:

	Group
	2014	2013

Profit for the year	232	133
Other comprehensive income/(loss)	92	(29)

Total comprehensive income	324	104

19.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Bridas Corporation	British Virgin Islands	US$102,325,582	50%	Investment holding

Summarised financial information of the joint venture is disclosed below:

	Group
	2014	2013
Cash and cash equivalents	4,151	2,424
Other current assets	4,932	6,443
Total current assets	9,083	8,867
Non-current assets, excluding goodwill	52,835	52,068
Goodwill	3,463	3,451
Total assets	65,381	64,386
Current financial liabilities (excluding trade and other payables)	(1,290)	(1,049)
Other current liabilities	(4,697)	(4,873)
Total current liabilities	(5,987)	(5,922)
Non-current financial liabilities	(3,989)	(3,066)
Other non-current liabilities	(13,105)	(14,792)
Total non-current liabilities	(17,094)	(17,858)
Total liabilities	(23,081)	(23,780)
Net assets	42,300	40,606
Net assets, excluding goodwill	38,837	37,155
Revenue	32,265	32,045
Depreciation, depletion and amortisation	(2,822)	(3,009)
Interest income	324	253
Finance costs	(473)	(416)

Profit before tax	2,762	3,272
Income tax expense	(1,214)	(1,748)
Profit after tax	1,548	1,524
Total comprehensive income	1,548	1,524

Reconciliation of the summarised financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:

	Group
	2014	2013
Share of net assets of a joint venture, excluding goodwill	19,418	18,578
Goodwill on acquisition less cumulative impairment	1,732	1,725
Carrying amount of investment in a joint venture	21,150	20,303

No dividend was received from the joint venture in 2014 or 2013.

20.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company
	2014	2013	2014	2013

Current:
Non-publicly traded investments, at fair value:
Private equity funds	13	15	13	15
Corporate wealth management products (1)	48,564	43,052	–	–
Liquidity funds (2)	5,453	8,036	–	–

	54,030	51,103	13	15

Non-current:
Publicly traded investments, at fair value:
Equity investment	3,092	5,027	–	–
MEG (3)	2,958	5,027	–	–
Non-publicly traded investments, at cost:
Private equity fund in Kerogen Energy Fund (4)	2,245	1,771	–	–

	5,337	6,798	–	–

(1)	The corporate wealth management products will mature from 8 January 2015 to 17 June 2015 (2013: from 6 January 2014 to 11 June 2014).

(2)	The liquidity funds have no fixed maturity date and no coupon rate.

(3)
The equity investment represents an investment in the equity securities of MEG Energy Corporation (“MEG”). As at 31 December 2014, the investment in MEG was stated at the quoted market price. MEG is principally engaged in the exploitation and production of oil sands.

(4)
The private equity fund represents an investment in Kerogen Energy Fund and is stated at cost less any impairment, as there is no market price available. Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry.

During the year, the net loss on the Group’s and the Company’s available-for-sale investments, net of tax, recognised directly in other comprehensive loss amounted to RMB2,301 million and nil, respectively (2013: other comprehensive loss RMB626 million and nil, respectively).

In addition, the realised gains of the Group and the Company transferred from other comprehensive income to the profit or loss for the year was RMB2,684 million and nil respectively upon the disposal of the related available-for-sale financial assets (2013: profit or loss RMB2,611 million and nil, respectively).

None of the financial assets above is either past due or impaired.

21.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People’s Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilised for any other purposes but the dismantlement of oil and gas production facilities in the future. As of 31

December 2014, the balance of the specified dismantlement fund accounts was RMB3,981 million (31 December 2013: RMB2,581million).

22.	INVENTORIES AND SUPPLIES

	Group
	2014	2013

Materials and supplies	8,291	6,461
Oil in tanks	2,487	2,821
Less: Provision for inventory obsolescence	(170)	(129)

	10,608	9,153

23.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at 31 December 2014 and 2013, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

24.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s and the Company’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s and the Company’s bank deposits were 2.96% per annum (2013: 2.0% per annum) and 0.42% per annum (2013: 0.30% per annum), respectively, for the year ended 31 December 2014.

25.	TRADE AND ACCRUED PAYABLES

As at 31 December 2014 and 2013, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

26.	OTHER PAYABLES AND ACCRUED LIABILITIES

	Group
	2014	2013

Accrued payroll and welfare payable	1,805	1,276
Provision for retirement benefits	614	765
Accrued expenses	164	107
Advances from customers	67	227
Royalties payable	424	591
Special oil gain levy payable	2,150	6,034
Provision for dismantlement (note 28)	456	1,205
Other payables	5,819	6,709

	11,499	16,914

27.	LOANS AND BORROWINGS

Current

				Group				Company
	Effective interest rate		2014			2013		2014	2013
	and final maturity	Loans	Notes	Total	Loans	Notes	Total	Loans	Loans

Short-term loans and borrowings

General	LIBOR+0.6% to 0.85% per
loans***	annum with maturity
	within one year****	30,250	–	30,250	48,776	–	48,776	6,508	–

		30,250	–	30,250	48,776	–	48,776	6,508	–

Loans and borrowings due within one year

For Tangguh LNG Project **	LIBOR+0.23% to 0.38% per
	annum with maturity
	within one year	160	–	160	1,065	–	1,065

Notes*		–	770	770	–	–	–	–	–

		160	770	930	1,065	–	1,065	–	–

		30,410	770	31,180	49,841	–	49,841	6,508	–

Non-current

			Group
	Effective interest rate		2014			2013
	and final maturity	Bank loan	Notes	Total	Bank loan	Notes	Total

For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project **	with maturity through to 2021	1,035	–	1,035	1,190	–	1,190
Notes*		–	104,348	104,348	–	80,821	80,821

		1,035	104,348	105,383	1,190	80,821	82,011

*
The principal amount of US$300 million of 5.500% guaranteed notes due in 2033 were issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$1,500 million of 4.25% guaranteed notes due in 2021 and the principal amount of US$500 million of 5.75% guaranteed notes due in 2041 were issued by CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$1,500 million of 3.875% guaranteed notes due in 2022 and the principal amount of US$500 million of 5.000% guaranteed notes due in 2042 were issued by CNOOC Finance (2012) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2012) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$750 million of 1.125% guaranteed notes due in 2016, the principal amount of US$750 million of 1.750% guaranteed notes due in 2018, the principal amount of US$2,000 million of 3.000% guaranteed notes due in 2023 and the principal amount of US$500 million of 4.250% guaranteed notes due in 2043 were issued by CNOOC Finance (2013) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2013) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$1,250 million of 1.625% guaranteed notes due in 2017, the principal amount of US$2,250 million of 4.250% guaranteed notes due in 2024 and the principal amount of US$500 million of 4.875% guaranteed notes due in 2044 were issued by CNOOC Nexen Finance (2014) ULC, a wholly-owned subsidiary of Nexen Energy ULC in April 2014. The obligations of CNOOC Nexen Finance (2014) ULC in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

During March 2005, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.2% and the principal is to be repaid in March 2015. In 2011, Nexen repurchased and cancelled US$124 million of principal of these notes. As at 31 December 2014, US$126 million of notes remain outstanding.

During May 2007, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.65% and the principal is to be repaid in May 2017. In 2011, Nexen repurchased and cancelled US$188 million of principal of these notes. As at 31 December 2014, US$62 million of notes remain outstanding.

During July 2009, Nexen issued US$300 million of notes. Interest is payable semi-annually at a rate of 6.2% and the principal is to be repaid in July 2019.

During April 1998, Nexen issued US$200 million of notes. Interest is payable semi-annually at a rate of 7.4% and the principal is to be repaid in May 2028.

During March 2002, Nexen issued US$500 million of notes. Interest is payable semi-annually at a rate of 7.875% and the principal is to be repaid in March 2032.

During March 2005, Nexen issued US$790 million of notes. Interest is payable semi-annually at a rate of 5.875% and the principal is to be repaid in March 2035.

During May 2007, Nexen issued US$1,250 million of notes. Interest is payable semi-annually at a rate of 6.4% and the principal is to be repaid in May 2037.

During July 2009, Nexen issued US$700 million of notes. Interest is payable semi-annually at a rate of 7.5% and the principal is to be repaid in July 2039.

All the notes issued by Nexen mentioned above were guaranteed by the Company since 22 March 2013.

**
In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007 in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000. With the prepayment of portion of bank loans on 31 January 2014, the total maximum guarantee cap of the Company decreased to approximately US$164,888,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. With the prepayment of portion of bank loans on 31 January 2014, the amount of the standby letters of credit decreased to US$30 million.

***	As at 31 December 2014, US$3,750 million bank loans (2013: US$7,350 million) were guaranteed by the Company.

****
As at 31 December 2014, US$694 million shareholder loans (2013: nil) of the Group and US$564 million shareholder loans (2013: nil) of the Company were included in General loans. For details please refer to Note 31(v).

The maturities of the long term bank loans are as follows:

	Group
	2014	2013

Repayable:
Within one year	160	1,065
After one year but within two years	177	159
After two years but within three years	190	176
After three years but within four years	198	189
After four years but within five years	198	198
After five years	272	468

	1,195	2,255
Amount due within one year shown under current liabilities	(160)	(1,065)

	1,035	1,190

Supplemental information with respect to the long term bank loans:

For the year ended	Balance	Weighted average interest rate	Maximum amount outstanding during the	Average amount outstanding during the	Weighted average interest rate during the
31 December	at year end	at year end	year	year (1)	year (2)

2014	1,195	0.58%	2,255	1,725	0.58%
2013	2,255	0.59%	2,557	2,406	0.68%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

28.	PROVISION FOR DISMANTLEMENT

	Group
	2014	2013

At 1 January	42,351	29,406
New projects *	5,180	2,598
Revision *	6,287	(3,155)
Acquisitions *	–	13,234
Utilisation	(911)	(740)
Deletions	(1,905)	(482)
Unwinding of discount (note 9)	2,387	1,904
Exchange differences	(500)	(414)

At 31 December	52,889	42,351

Current portion of dismantlement included in other payables and accrued liabilities (note 26)	(456)	(1,205)

At 31 December	52,433	41,146

The discount rates used for calculating the provision for dismantlement are within the range of 4% to 5% (2013: 5% to 6%).

*	The amounts are included in the additions and acquisitions of oil and gas properties in note 15.

29.	SHARE CAPITAL

Share	Number of shares	Issued share capital equivalent of RMB million

Authorised*:
Ordinary shares of HK$0.02 each as at 31 December 2013	75,000,000,000

Ordinary shares with no par value as at 31 December 2014	75,000,000,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2013	44,646,305,984	949

As at 31 December 2013	44,647,455,984	949

Transfer from share premium and capital redemption reserve upon abolition of par value*	–	42,132

As at 31 December 2014	44,647,455,984	43,081

*	The Hong Kong Companies Ordinance (Chapter 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

Share option schemes
The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (as defined below); and

(4)	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2002 Share Option Scheme
In June 2002, the Company adopted a share option scheme (the “2002 Share Option Scheme”) for the purpose of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares as stated in the quotation sheets of the Stock Exchange of Hong Kong Limited (the “HKSE”) for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares as stated in the HKSE’s quotation sheet on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

2005 Share Option Scheme
On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

No new share option was granted during the year (2013: nil) and the Group recognised an equity-settled share option expense of nil (2013: RMB11 million) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2014		2013
	Number of share options	Weighted average exercise price HK$	Number of share options	Weighted average exercise price HK$

Outstanding at the beginning of the year	383,178,934	9.75	411,154,900	9.51
Granted during the year	–	–	–	–
Forfeited during the year	(51,445,000)	9.85	(13,276,000)	10.67
Expired during the year	(20,549,934)	3.15	(13,549,966)	2.11
Exercised during the year	–	–	(1,150,000)	3.15

Outstanding at end of year	311,184,000	10.17	383,178,934	9.75

Exercisable at the end of the year	311,184,000	10.17	383,178,934	9.75

No share options had been cancelled or modified during the years ended 31 December 2014 and 2013.

At the date of approval of these consolidated financial statements, the share options outstanding under these share option schemes represented approximately 0.70% of the Company’s shares in issue as at that date (2013: 0.86%). The weighted average remaining contractual life of share options outstanding at the end of the year was 3.50 years (2013: 4.23 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 311,184,000 additional ordinary shares of the Company and additional share capital of RMB2,497,193,648.

30.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making up for losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund reaches 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2014, the general reserve fund amounted to RMB10,000 million (2013: RMB10,000 million), representing 50% (2013: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry” and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilised, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of 31 December 2014, the Group’s safety fund reserve under the PRC regulations amounted to nil (2013: nil).

		Company
	Share premium account and capital redemption reserve	Cumulative translation reserve	Other reserves	Retained earnings	Total

At 1 January 2013	42,129	(17,790)	5,547	90,170	120,056
Loss for the year	–	–	–	(52)	(52)
Other comprehensive loss	–	(3,453)	–	–	(3,453)

Total comprehensive loss	–	(3,453)	–	(52)	(3,505)
2012 final dividend	–	–	–	(11,380)	(11,380)
2013 interim dividend	–	–	–	(8,850)	(8,850)
Exercise of share options	3	–	–	–	3
Equity-settled share option expenses	–	–	11	–	11

At 31 December 2013	42,132	(21,243)	5,558	69,888	96,335

At 1 January 2014	42,132	(21,243)	5,558	69,888	96,335

Profit for the year	–	–	–	32,340	32,340
Other comprehensive income	–	284	–	–	284

Total comprehensive income	–	284	–	32,340	32,624
Transfer upon abolition of par value under the Hong Kong Companies Ordinance**	(42,132)	–	–	–	(42,132)
2013 final dividend	–	–	–	(11,340)	(11,340)
2014 interim dividend	–	–	–	(8,846)	(8,846)

At 31 December 2014	–	(20,959)	5,558	82,042 *	66,641

*	As at 31 December 2014, the distributable retained earnings of the Company amounted to approximately RMB82,042 million (2013: RMB69,888 million).

**	The Hong Kong Companies Ordinance (Chapter 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorized share capital.

31.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services
As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The connected transactions or continuing connected transactions are defined in Chapter 14A of Listing Rules in respect of items listed below also constitute related party transactions. The Company entered into a new comprehensive framework agreement with CNOOC on 6 November 2013 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the new comprehensive framework agreement is for a period of three years from 1 January 2014. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on 1 November 2010. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2014 were approved by the independent shareholders of the Company on 27 November 2013. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

(a)	Provision of exploration and support services
(b)	Provision of oil and gas development and support services
(c)	Provision of oil and gas production and support services
(d)	Provision of marketing, management and ancillary services
(e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)
(b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles
The continuing connected transactions described above are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For the continuing connected transactions referred to in paragraphs (1)(a) to (1)(d) above provided by CNOOC and/or its associates to the Group and paragraph (2) above provided by the Group to CNOOC and/or its associates, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of the CNOOC Group or the Group for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph (1)(e) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs (3)(a) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs (3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	Group
	2014	2013

Provision of exploration and support services	11,050	9,547
– Inclusive of amounts capitalised under property, plant and equipment	6,501	4,059
Provision of oil and gas development and support services	41,299	31,716
Provision of oil and gas production and support services (note a)	8,688	9,256
Provision of marketing, management and ancillary services (note b)	915	822
FPSO vessel leases (note c)	1,257	1,208

	63,209	52,549

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group
The Group did not enter into any transactions in this category for the years ended 31 December 2014 and 2013.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	Group
	2014	2013

Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) (note d)	157,290	175,362
Long term sales of natural gas and liquefied natural gas (note e)	7,981	6,433

	165,271	181,795

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)	Interest income received by the Group

	Group
	2014	2013

Interest income from deposits in CNOOC Finance	474	328

(b)	Deposits balances made by the Group

	Group
	2014	2013

Deposits in CNOOC Finance	19,462	16,654

(v)	Balances with the CNOOC Group

	Group
	2014	2013

Amount due to CNOOC
– included in other payables and accrued liabilities	240	622
Amount due to other related parties
– included in trade and accrued payables	21,164	18,090

	21,404	18,712

Borrowings from CNOOC (note g)	4,244	–

Amounts due from other related parties
– included in trade receivables	10,098	16,543
– included in other current assets	459	973

	10,557	17,516

(vi)	Balance with a joint venture

	Group
	2014	2013

Amount due from a joint venture
– included in other current assets	91	85

	91	85

(vii)	Transactions and balances with other state-owned enterprises
The Group enters into extensive transactions covering sales of crude oil and natural gas, and purchase of property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 36. In addition, the Group had certain of its cash in bank and time deposits and outstanding short-term bank loans with certain state-owned banks in the PRC as at 31 December 2014, as summarised below:

	Group
	2014	2013

Cash and cash equivalents	6,067	5,202
Time deposits with maturity over three months	4,214	6,605
Specified dismantlement fund accounts (note 21)	3,981	2,581

	14,262	14,388

Short-term bank loans	–	15,547

Interest rates for the above time deposits, specified dismantlement fund accounts and short-term bank loans are at prevailing market rates.

(viii)	Key management personnel’s remuneration
Key management personnel’s remuneration is disclosed in note 10.

Notes:

a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)
It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 27 November 2013, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2014 to 31 December 2016. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) was RMB22,000 million (2013: RMB18,500 million) during the period.

g)
In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at 31 December 2014, the withdrawal amount of the loan was US$130 million; In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at 31 December 2014, the withdrawal amount of the loan was US$564 million.

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited
On 3 August 2012, CNOOC China Limited, a wholly-owned subsidiary of the Company, entered into the Coalbed Methane Resources Exploration and Development Cooperation Agreement (the “Cooperation Agreement”) with China United Coalbed Methane Corporation Limited (“CUCBM”) in connection with the exploration, development, production and sale of Coalbed Methane (“CBM”) and CBM products within the contract areas (as defined in the Cooperation Agreement). The term of the Cooperation Agreement commences on the effective date and expires on the later of (i) 30 years from the effective date of the Cooperation Agreement, and (ii) the end of the production period of the last CBM field (as defined in the Cooperation Agreement) in the contract areas, unless otherwise agreed by CNOOC China Limited and CUCBM. The Cooperation Agreement and the transactions contemplated thereunder were approved by independent shareholders of the Company on 21 August 2012. As at the date of the Cooperation Agreement, CNOOC China Limited expected to incur total expenses of RMB9,933.3 million (being (1) RMB9,713.3 million for the initial three years of the five years’ exploration period, plus (2) the minimum exploration costs of RMB220 million as required under the applicable PRC laws and regulations for the remaining two years of the exploration period).

As CUCBM is unable to fulfill its obligations under the Cooperation Agreement in respect of four CBM blocks (the “Relevant Blocks”) which form part of the contract areas, CNOOC China Limited and CUCBM entered into a supplemental agreement on 10 October 2013, pursuant to which (i) the Relevant Blocks will be excluded from the contract areas; and (ii) CUCBM will indemnify in full CNOOC China Limited against any related loss, the amount of which will be determined by a third party appraising firm appointed by both parties. CNOOC China Limited and CUCBM have reached an agreement on the compensation for the losses of CNOOC China Limited related to such Relevant Blocks. As the Relevant Blocks were still at preliminary exploration stage, no revenue was generated and it is expected that the exclusion of the Relevant Blocks from the contract areas will not materially affect the expected profit in relation to the Cooperation Agreement.

CUCBM is a connected person of the Company, hence the Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules. As of 31 December 2014, the accumulated investment incurred by CNOOC China Limited was RMB896 million (31 December 2013: RMB493 million).

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

32.	RETIREMENT BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees’ base salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement benefits for all local employees in overseas locations in accordance with relevant labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

During the year, the Group’s pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB845 million (2013: RMB239 million).

33.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	Group
	2014	2013

Profit before tax	82,513	80,851

Adjustments for:
Interest income	(1,073)	(1,092)
Finance costs	4,774	3,457
Exchange gains, net	(1,049)	(873)
Share of profits of associates	(232)	(133)
Share of profit of a joint venture	(774)	(762)
Investment income	(2,684)	(2,611)
Impairment and provision	4,120	(45)
Depreciation, depletion and amortisation	58,286	56,456
(Gain)/loss on disposal and write-off of property, plant and equipment	(789)	4,704
Equity-settled share option expenses	–	11
Others	46	18

Subtotal	143,138	139,981

Decrease/(increase) in trade receivables and other current assets	7,471	(5,698)
Increase in inventories and supplies	(1,540)	(1,775)
(Decrease)/increase in trade and accrued payables and other current liabilities	(6,387)	11,031

Cash generated from operations	142,682	143,539

34.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments
As at 31 December 2014, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	Group
	2014	2013

Contracted, but not provided for (1)	39,630	30,131
Authorised, but not contracted for	115,269	138,571

(1)
The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB5,870 million (2013: RMB9,762 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2014	2013

Contracted, but not provided for	1,612	146
Authorised, but not contracted for	–	130

As at 31 December 2014, the Group had unutilised banking facilities amounting to approximately RMB63,623 million (2013: RMB56,440 million).

(ii)	Operating lease commitments

(a)	Office properties
The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 4 months to 25 years.

As at 31 December 2014, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	Group
	2014	2013

Commitments due:
No later than one year	1,758	2,041
Later than one year and not later than two years	888	625
Later than two years and not later than five years	2,048	1,348
Later than five years	1,888	958

	6,582	4,972

The above table includes minimum lease payments of approximately RMB405 million (2013: RMB167 million) to the CNOOC Group.

Office properties commitments of a joint venture:

	2014	2013

Commitments due:
No later than one year	31	23
Later than one year and not later than two years	25	17
Later than two years and not later than five years	33	21
Later than five years	34	7

	123	68

(b)	Plant and equipment
The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at 31 December 2014, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	Group
	2014	2013

Commitments due:
No later than one year	1,687	1,421
Later than one year and not later than two years	774	1,120
Later than two years and not later than five years	1,863	1,649
Later than five years	4,458	2,995

	8,782	7,185

The above table includes a commitment of approximately RMB4,311 million (2013: RMB4,808 million) to the CNOOC Group.

(iii)	Contingencies

(a)
With respect to Penglai 19-3 Oilfield Oil Spill Accidents (please refer to the Annual Reports and/or Interim Reports of the Company issued in or after 2012 for the background information), the Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the production sharing contract (the “PSC”) and related agreements, among others. Based on evaluations performed as of the date of the consolidated financial statements authorized for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

(b)
On 11 October 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated (the “Plaintiff”) in the Unites States District Court for the Southern District of New York (the “Trial Court”) (the foregoing legal action is therein below referred as the “Complaint”). The Complaint was lodged against the Company and certain of its officers, which alleged that during the period between 27 January 2011 and 16 September 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield.

On 21 December 2012, the Company filed a motion to dismiss the Complaint in the Trial Court.

On 4 April 2013, the judge of the Trial Court approved the Plaintiff’s voluntarily dismissal, without prejudice, to its claims against the officers of the Company.

On 6 May 2013, the judge of the Trial Court granted the Company’s motion to dismiss in the entirety with prejudice. On 5 June 2013, the Plaintiff (i.e. the Appellant) appealed to the United States Court of Appeals for the Second Circuit (the “Court of Appeals”). On 3 February 2014, the Court of Appeals issued a summary order which found the Appellant’s argument without merit and affirmed the Trial Court’s judgment. After the issuance of the summary order, the Appellant was able to appeal to the Supreme Court of the United States within 90 days (namely, on or before 5 May 2014, New York time) (the “Appeal Period”). The Appellant did not appeal within the Appeal Period. In accordance with the laws of the United States, all the claims brought by the Appellant at the Trial Court and the Court of Appeals are dismissed in their entirety.

(c)
As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

35.	FINANCIAL INSTRUMENTS

Fair value of financial instruments
The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also use derivatives to manage foreign currency risk for non-trading purposes. The total gains or losses in profit or loss for the year attributable to the realised and unrealised gains or losses relating to total derivative financial assets and liabilities that are included in “marketing revenues” is RMB1,030 million (2013: RMB1,667 million).

For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilises quoted market price and, if not available, estimates from third-party brokers. These brokers’ estimates are corroborated with multiple sources and/or other observable market data utilising assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity.

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables, short-term loans, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 31 December 2014 and 2013.

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB108,106 million as at 31 December 2014 (2013: RMB76,674 million), which was determined by reference to the market price as at 31 December 2014.

Fair value hierarchy
The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices, private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 31 December 2014 and 31 December 2013, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	Group
	31 December
	2014	Level 1	Level 2	Level 3

Assets measured at fair value
Available-for-sale financial assets-current
Private equity funds	13	–	13	–
Corporate wealth management products	48,564	–	48,564	–
Liquidity funds	5,453	5,453	–	–
Derivative financial assets – current	303	96	47	160

	54,333	5,549	48,624	160

Available-for-sale financial assets-non current
Equity investment	3,092	3,092	–	–

	3,092	3,092	–	–

Liabilities measured at fair value
Derivative financial liabilities – current	(316)	(264)	(23)	(29)

	Group
	31 December
	2013	Level 1	Level 2	Level 3

Assets measured at fair value
Available-for-sale financial assets – current
Private equity funds	15	–	15	–
Corporate wealth management products	43,052	–	43,052	–
Liquidity funds	8,036	8,036	–	–
Derivative financial assets – current	329	111	20	198

	51,432	8,147	43,087	198

Available-for-sale financial assets-non current
Equity investment	5,027	5,027	–	–
Derivative financial assets – non current	6	–	–	6

	5,033	5,027	–	6

Liabilities measured at fair value
Derivative financial liabilities – current	(220)	(35)	(102)	(83)
Derivative financial liabilities – non current	(6)	–	–	(6)

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods. Key inputs are forward price of the underlying commodity, which may be observable or unobservable, discount rate and foreign exchange rates. The derivatives are classified according to the above fair value hierarchy based on the amount of observable inputs used to value the instruments. For derivatives categorised within level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement includes the extrapolation of future price of commodity.

No amounts have been transferred between the different levels of the fair value hierarchy for the year.

A reconciliation of changes in the fair value of the derivatives classified as Level 3 for the year ended 31 December 2014 and 2013 is provided below:

Level 3 Reconciliation of derivative financial assets and liabilities, net

	Group
	2014	2013

Fair value, beginning of year	115	–
Acquisition of a subsidiary	–	283
Realised gains	541	566
Unrealised gains	132	117
Settlements	(657)	(846)
Exchange difference	–	(5)

Fair value, end of year	131	115

Items classified in Level 3 are generally economically hedged such that gains or losses on positions classified in Level 3 are often offset by gains or losses on positions classified in Level 1 or Level 2. The Group performed a sensitivity analysis of inputs used to calculate the fair value of Level 3 instruments. Using reasonably possible alternative assumptions, the fair value of Level 3 instruments at 31 December 2014 would have no material change.

Offsetting financial assets and liabilities
The Group enters into arrangements that allow for offsetting of derivative financial instruments and trade receivables/payables, which are presented net on the consolidated statement of financial position. The tables below outline the financial assets and financial liabilities subject to set-off rights and the effect of those rights and arrangements on the consolidated financial statements.

As at 31 December 2014

			Group
Offsetting financial assets and liabilities	Gross amount of recognised financial assets	Gross amounts of recognised financial liabilities set off in the consolidated statement of financial position	Net amount of financial assets presented in the consolidated statement of financial position	Related amounts not set off in the consolidated statement of financial position	Net amounts

Financial assets
Current financial derivatives
Commodity contracts	988	(685)	303	(92)	211
Trade receivables	3,982	(2,063)	1,919	(21)	1,898

	Group
	Gross amount of recognised financial liabilities	Gross amounts of recognised financial assets set off in the consolidated statement of financial position	Net amount of financial liabilities presented in the consolidated statement of financial position	Related amounts not set off in the consolidated statement of financial position	Net amounts

Financial liabilities
Current financial derivatives
Commodity contracts	(1,001)	685	(316)	248	(68)
Trade payables	(3,284)	2,063	(1,221)	21	(1,200)

As at 31 December 2013

	Group
Offsetting financial assets and liabilities	Gross amount of recognised financial assets	Gross amounts of recognised financial liabilities set off in the consolidated statement of financial position	Net amount of financial assets presented in the consolidated statement of financial position	Related amounts not set off in the consolidated statement of financial position	Net amounts

Financial assets
Current financial derivatives
Commodity contracts	659	(330)	329	–	329
Non-current financial derivatives
Commodity contracts	6	–	6	–	6
Trade receivables	8,158	(5,108)	3,050	–	3,050

			Group
	Gross amount of recognised financial liabilities	Gross amounts of recognised financial assets set off in the consolidated statement of financial position	Net amount of financial liabilities presented in the consolidated statement of financial position	Related amounts not set off in the consolidated statement of financial position	Net amounts

Financial liabilities
Current financial derivatives
Commodity contracts	(550)	330	(220)	–	(220)
Non-current financial derivatives
Commodity contracts	(6)	–	(6)	–	(6)
Trade payables	(6,600)	5,108	(1,492)	–	(1,492)

36	CONCENTRATION OF CUSTOMERS

A substantial portion of the Group’s oil and gas sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	Group
	2014	2013

China Petroleum & Chemical Corporation*	25,055	29,855
Royal Dutch Shell plc	16,724	11,777
Phillips 66 Co.	15,057	17,708
ExxonMobil Corporation	14,429	13,082
PetroChina Company Limited*	14,048	14,312

*	These transactions are with other state-owned enterprises.

37	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables, trade and accrued payables, which arise directly from its operations.

The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk and liquidity risk.

The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk
The carrying amounts of the Group’s cash and cash equivalents, time deposits, liquidity funds investments and corporate wealth management products, trade receivables and other receivables, and other current assets except for prepayments represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and collateral may be required from customers. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Concentrations of credit risk are managed by customer/counterparty and by geographical region. At 31 December 2014, the Group has certain concentrations of credit risk as 11% (2013: 9%) and 15% (2013: 14%) of the Group’s trade receivables were due from the Group’s largest third-party customer and the five largest third-party customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk
Since the Group makes reference to international oil prices to determine its realised oil price, fluctuations in international oil price would have a significant impact on the Group’s sales revenue and profit. In addition, certain of the Group’s natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Group’s profitability. In North America, the majority of the Group’s oil and gas production is sold under short-term contracts, exposing the Group to the risk of price movements. Other energy contracts the Group enters into also expose the Group to commodity price risk between the time the Group purchases and sells contracted volumes.

(iii)	Currency risk
Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From 1 January 2014 to 31 December 2014 (the last working day in 2014), Renminbi has depreciated by approximately 0.36% against the US dollars. At 31 December 2014, approximately 79% (2013: 79%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also has exposures to currencies other than the US dollars, such as Canadian dollar and British Pounds as such exposures are considered insignificant.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at 31 December 2014 and 2013. Based on management’s assessment, a 5% change in the foreign exchange rate of the US dollars at 31 December 2014 would have impacted the profit for the year of the Group by 0.06% (2013: 0.35%) and the equity of the Group by 0.50% (2013: 0.07%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2013.

Senior management are closely monitoring the Group’s net exposure to foreign currency risk. The depreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group’s oil and gas sales may increase due to the appreciation of the US dollars against Renminbi. On the other hand, the appreciation of the US dollars against Renminbi will also increase the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars. In addition, the debt repayment by the Group will increase since all of the Group’s debts are also denominated in the US dollars.

(iv)	Interest rate risk
The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2014, the interest rates for 79.2% of the Group’s debts were fixed. Apart from borrowing for Tangguh LNG Project, all of the Group’s long term debts are fixed rate. The weighted average term of the Group’s debt balance outstanding was approximately 9.5 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Liquidity risk
The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realisable available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

(vi)	Capital management
The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end 31 December 2014 and 2013.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	Group
	2014	2013
Interest-bearing debts	136,563	131,852
Equity attributable to owners of the parent	379,610	341,620
Total capital	516,173	473,472
Gearing ratio	26.5%	27.8%

38.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

39.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the consolidated financial statements.

40.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 27 March 2015.

Supplementary Information on Oil and
Gas Producing Activities (Unaudited)
31 December 2014
(All amounts expressed in millions of Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas (the “ASC 932”).

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information
Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producible in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”).

For the years 2014, 2013 and 2012, approximately 52%, 52% and 36%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

We implemented rigorous internal control system that monitors the entire reserves estimation process and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Committee, or RMC, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMC’s main responsibilities are to:

•	review our reserves policies;
•	review our proved reserves and other categories of reserves; and
•	select our reserves estimators and auditors.

The RMC follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and at least five years and ten years of experience related to reserves estimation, respectively.

The reserves estimators and auditors are required to be members of a professional society, such as China Petroleum Society (CPS), and are required to take the professional trainings and examinations as required by the professional society and us.

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has more than 30 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada*				North America (excluding Canada)*				South America		Europe		Total

	Oil	Natural	Oil	Natural	Oil	Natural	Oil	Natural	Oil	Natural	Synthetic oil	Bitumen	Oil	Natural	Synthetic oil	Bitumen	Oil	Natural	Oil	Natural	Oil	Natural	Synthetic oil	Bitumen
	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	(mmbls)	(mmbls)	gas (bcf)	(mmbls)	(mmbls)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2011	1,584	4,139	82	849	19	468	134	–	–	–	–	–	54	171	87	9	–	–	–	–	1,873	5,627	87	9
Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	207	911	–	–	–	–	–	–	–	–	–	–	101	176	52	4	–	–	–	–	308	1,087	52	4
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(226)	(243)	(5)	(58)	(1)	(37)	(21)	–	–	–	–	–	(7)	(18)	(2)	–	–	–	–	–	(260)	(356)	(2)	–
Revisions of prior estimates	101	(347)	(12)	9	(1)	(22)	23	–	–	–	–	–	–	7	–	–	–	–	–	–	111	(353)	–	–

31 December 2012	1,666	4,460	65	800	17	409	136	–	–	–	–	–	148	336	137	13	–	–	–	–	2,032	6,005	137	13

Purchase/(Disposal) of reserves	–	–	1	–	–	–	27	–	–	65	579	–	12	54	–	–	2	–	173	53	215	171	579	–
Discoveries and extensions	226	376	–	74	–	–	1	–	–	45	7	34	31	25	–	–	–	–	1	–	258	520	7	34
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(223)	(232)	(11)	(51)	(2)	(36)	(28)	–	–	(39)	(15)	–	(16)	(40)	–	–	–	–	(30)	(10)	(310)	(408)	(15)	–
Revisions of prior estimates	24	(128)	29	66	1	13	19	–	–	124	165	–	–	(25)	(137)	(13)	–	–	22	(15)	95	35	28	(13)

31 December 2013	1,693	4,476	84	889	16	386	155	–	–	195	736	34	175	350	–	–	2	–	166	28	2,290	6,323	736	34

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	(38)	–	–	(5)	(17)	–	–	–	–	–	–	(5)	(56)	–	–
Discoveries and extensions	201	752	–	11	–	6	2	–	–	93	92	–	70	120	–	–	–	–	–	–	274	982	92	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(229)	(235)	(14)	(56)	(2)	(41)	(28)	–	–	(43)	(16)	(2)	(18)	(41)	–	–	–	–	(32)	(19)	(323)	(434)	(16)	(2)
Revisions of prior estimates	26	(236)	(23)	17	2	104	13	–	–	27	(62)	(1)	(12)	(8)	–	–	–	–	15	11	22	(85)	(62)	(1)

31 December 2014	1,692	4,757	47	861	17	456	143	–	–	233	750	31	209	404	–	–	2	–	149	20	2,258	6,731	750	31

Enterprise’s share of equity method investees:
31 December 2011	1	9	–	–	–	–	–	–	–	–	–	–	–	–	–	–	195	413	–	–	196	422	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	–	(3)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(8)	(47)	–	–	(8)	(50)	–	–
Revisions of prior estimates	–	(1)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	13	143	–	–	13	142	–	–

31 December 2012	1	5	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	509	–	–	201	514	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(8)	(45)	–	–	(8)	(48)	–	–
Revisions of prior estimates	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	7	53	–	–	7	54	–	–

31 December 2013	1	4	–	–	–	–	–	–	–	–	–	–	–	–	–	–	199	516	–	–	199	520	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3	9	–	–	3	9	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	4	4	–	–	4	4	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(8)	(49)	–	–	(9)	(51)	–	–
Revisions of prior estimates	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3	54	–	–	3	56	–	–

31 December 2014	1	3	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	534	–	–	200	537	–	–

Total consolidated and equity Interests in reserves
31 December 2012	1,667	4,465	65	800	17	409	136	–	–	–	–	–	148	336	137	13	200	509	–	–	2,233	6,519	137	13
31 December 2013	1,693	4,480	84	889	16	386	155	–	–	195	736	34	175	350	–	–	200	516	166	28	2,490	6,843	736	34
31 December 2014	1,692	4,760	47	861	17	456	143	–	–	233	750	31	209	404	–	–	201	534	149	20	2,459	7,268	750	31

*
As the Group’s proved reserves in Canada were over 15% of the Group’s total proved reserves since the end of 2013, the Group’s proved reserves and related information in Canada are disclosed separately from year 2013 and after. For year 2012 and prior reserves, Canada were included in North America if applicable and disclosed on a combined basis.

Proved developed reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total

	Oil	Natural	Oil	Natural	Oil	Natural	Oil	Natural	Oil	Natural	Synthetic oil	Bitumen	Oil	Natural	Oil	Natural	Oil	Natural	Oil	Natural	Synthetic oil	Bitumen
	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	(mmbls)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2012	754	1,500	22	460	6	124	45	–	–	–	32	1	51	129	–	–	–	–	878	2,213	32	1
31 December 2013	700	1,337	24	415	8	183	59	–	–	195	209	–	85	193	2	–	128	26	1,006	2,349	209	–
31 December 2014	759	1,775	24	375	12	347	47	–	–	192	226	–	87	208	2	–	122	19	1,053	2,915	226	–

Enterprise’s share of equity method investees:
31 December 2012	1	5	–	–	–	–	–	–	–	–	–	–	–	–	104	324	–	–	105	329	–	–
31 December 2013	1	4	–	–	–	–	–	–	–	–	–	–	–	–	102	349	–	–	102	353	–	–
31 December 2014	1	3	–	–	–	–	–	–	–	–	–	–	–	–	102	331	–	–	102	334	–	–

Proved undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total

	Oil	Natural	Oil	Natural	Oil	Natural	Oil	Natural	Oil	Natural	Synthetic oil	Bitumen	Oil	Natural	Oil	Natural	Oil	Natural	Oil	Natural	Synthetic oil	Bitumen
	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	(mmbls)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	gas (bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2012	912	2,960	43	340	11	285	91	–	–	–	105	12	97	207	–	–	–	–	1,154	3,792	105	12
31 December 2013	992	3,139	59	474	8	203	96	–	–	–	528	34	90	156	–	–	38	1	1,284	3,974	528	34
31 December 2014	932	2,982	24	487	5	109	95	–	–	41	524	31	122	196	–	–	28	2	1,206	3,816	524	31

Enterprise’s share of equity method investees:
31 December 2012	–	–	–	–	–	–	–	–	–	–	–	–	–	–	96	185	–	–	96	185	–	–
31 December 2013	–	–	–	–	–	–	–	–	–	–	–	–	–	–	97	167	–	–	97	167	–	–
31 December 2014	–	–	–	–	–	–	–	–	–	–	–	–	–	–	98	203	–	–	98	203	–	–

(b)	Results of operations

	2012
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Net sales to customers	166,060	6,689	1,857	14,666	5,502	–	–	194,774
Operating expenses	(15,386)	(2,352)	(520)	(1,223)	(1,964)	–	–	(21,445)
Taxes other than income tax	(14,543)	–	(338)	(504)	(247)	–	–	(15,632)
Exploration expense	(5,954)	(847)	(1)	(637)	(1,604)	–	–	(9,043)
Accretion expense	(1,280)	(12)	–	(54)	(13)	–	–	(1,359)
Depreciation, depletion and amortisation	(24,599)	(1,439)	(193)	(4,350)	(2,322)	–	–	(32,903)
Special oil gain levy	(26,293)	–	–	–	–	–	–	(26,293)

	78,005	2,039	805	7,898	(648)	–	–	88,099

Income tax expense	(19,501)	(1,287)	(242)	(4,289)	(65)	–	–	(25,384)

Result of operations	58,504	752	563	3,609	(713)	–	–	62,715

	2012
	Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Net sales to customers	321	–	–	–	–	2,952	–	3,273
Operating expenses	(141)	–	–	–	–	(1,235)	–	(1,376)
Taxes other than income tax	(34)	–	–	–	–	(1,740)	–	(1,774)
Exploration expense	(29)	–	–	–	–	(41)	–	(70)
Accretion expense	12	–	–	–	–	(38)	–	(26)
Depreciation, depletion and amortisation	(34)	–	–	–	–	(1,363)	–	(1,397)
Special oil gain levy	–	–	–	–	–	–	–	–

	95	–	–	–	–	(1,465)	–	(1,370)

Income tax expense	(14)	–	–	–	–	–	–	(14)

Result of operations	81	–	–	–	–	(1,465)	–	(1,384)

Total result of operations for producing activities	58,585	752	563	3,609	(713)	(1,465)	–	61,331

	2013
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe
	Total

Net sales to customers	157,458	9,539	1,915	18,905	8,800	8,845	212	20,771
	226,445
Operating expenses	(15,961)	(2,998)	(508)	(1,288)	(5,794)	(1,022)	(30)	(2,413)
	(30,014)
Taxes other than income tax	(14,585)	–	(338)	(556)	(76)	(350)	(15)	–
	(15,920)
Exploration expense	(9,939)	(601)	(29)	(889)	(112)	(3,401)	(238)	(1,911)
	(17,120)
Accretion expense	(1,406)	1	–	(72)	(122)	(93)	(5)	(207)
	(1,904)
Depreciation, depletion and amortisation	(27,992)	(3,701)	(199)	(7,850)	(3,327)	(4,812)	(98)	(7,533)
	(55,512)
Special oil gain levy	(23,421)	–	–	–	–	–	–	–
	(23,421)

	64,154	2,240	841	8,250	(631)	(833)	(174)	8,707
	82,554

Income tax expense	(16,038)	(1,234)	(252)	(3,931)	(91)	447	57	(5,352)
	(26,394)

Result of operations	48,116	1,006	589	4,319	(722)	(386)	(117)	3,355
	56,160

	2013
	Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	284	–	–	–	–	–	2,870	–	3,154
Operating expenses	(130)	–	–	–	–	–	(1,495)	–	(1,625)
Taxes other than income tax	(29)	–	–	–	–	–	(1,677)	–	(1,706)
Exploration expense	(43)	–	–	–	–	–	(7)	–	(50)
Accretion expense	(16)	–	–	–	–	–	(35)	–	(51)
Depreciation, depletion and amortisation	(137)	–	–	–	–	–	(1,504)	–	(1,641)
Special oil gain levy	–	–	–	–	–	–	–	–	–

	(71)	–	–	–	–	–	(1,848)	–	(1,919)

Income tax expense	–	–	–	–	–	–	–	–	–

Result of operations	(71)	–	–	–	–	–	(1,848)	–	(1,919)

Total result of operations for producing activities	48,045	1,006	589	4,319	(722)	(386)	(1,965)	3,355	54,241

	2014
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	148,985	11,263	1,753	16,682	10,555	8,661	205	20,106	218,210
Operating expenses	(16,212)	(2,834)	(556)	(1,600)	(6,177)	(1,006)	(35)	(2,760)	(31,180)
Taxes other than income tax	(10,157)	(3)	(276)	(656)	(244)	(455)	–	(11)	(11,802)
Exploration expense	(4,945)	(1,626)	(267)	(1,637)	(1,263)	(808)	(238)	(896)	(11,680)
Accretion expense	(1,803)	(1)	–	(92)	(146)	(58)	(2)	(285)	(2,387)
Depreciation, depletion and Amortisation	(28.993)	(4,686)	(206)	(8,143)	(6,476)	(1,385)	(105)	(7,413)	(57,407)
Special oil gain levy	(19,072)	–	–	–	–	–	–	–	(19,072)

	67,803	2,113	448	4,554	(3,751)	4,949	(175)	8,741	84,682

Income tax expense	(16,952)	(1,559)	(134)	(1,984)	2,948	709	12	(5,063)	(22,023)

Result of operations	50,851	554	314	2,570	(803)	5,658	(163)	3,678	62,659

	2014
	Enterprise’s share of equity method investees:
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	277	–	–	–	–	–	3,160	–	3,437
Operating expenses	(136)	–	–	–	–	–	(1,329)	–	(1,465)
Taxes other than income tax	(25)	–	–	–	–	–	(1,496)	–	(1,521)
Exploration expense	(1)	–	–	–	–	–	(122)	–	(123)
Accretion expense	(15)	–	–	–	–	–	(34)	–	(49)
Depreciation, depletion and amortisation	(78)	–	–	–	–	–	(1,411)	–	(1,489)
Special oil gain levy	–	–	–	–	–	–	–	–	–

	22	–	–	–	–	–	(1,232)	–	(1,210)

Income tax expense	(3)	–	–	–	–	–	–	–	(3)

Result of operations	19	–	–	–	–	–	(1,232)	–	(1,213)

Total result of operations for producing activities	50,870	554	314	2,570	(803)	5,658	(1,395)	3,678	61,446

(c)	Capitalised costs

	2012
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Proved oil and gas properties	278,777	16,685	2,339	37,469	24,756	–	–	360,026
Unproved oil and gas properties	6,226	1,429	2	13,725	30,621	–	–	52,003
Accumulated depreciation, depletion and amortisation	(136,435)	(5,591)	(845)	(15,739)	(2,925)	–	–	(161,535)

Net capitalised costs	148,568	12,523	1,496	35,455	52,452	–	–	250,494

	2012
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Proved oil and gas properties	1,881	–	–	–	–	20,441	–	22,322
Unproved oil and gas properties	–	–	–	–	–	8,055	–	8,055
Accumulated depreciation, depletion and amortisation	(1,497)	–	–	–	–	(3,664)	–	(5,161)

Net capitalised costs	384	–	–	–	–	24,832	–	25,216

	2013
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	323,111	19,508	2,269	53,136	46,009	27,139	419	29,053	500,644
Unproved oil and gas properties	5,538	1,470	2	16,442	54,116	29,886	4,414	17,075	128,943
Accumulated depreciation, depletion and amortisation	(162,767)	(8,971)	(951)	(23,011)	(3,827)	(7,152)	(96)	(6,733)	(213,508)

Net capitalised costs	165,882	12,007	1,320	46,567	96,298	49,873	4,737	39,395	416,079

	2013
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	1,888	–	–	–	–	–	21,555	–	23,443
Unproved oil and gas properties	–	–	–	–	–	–	7,537	–	7,537
Accumulated depreciation, depletion and amortisation	(1,637)	–	–	–	–	–	(4,331)	–	(5,968)

Net capitalised costs	251	–	–	–	–	–	24,761	–	25,012

	2014
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	383,162	24,663	2,277	57,744	13,183	21,295	209	35,489	538,022
Unproved oil and gas properties	12,319	1,405	2	20,599	97,272	43,964	4,867	15,873	196,301
Accumulated depreciation, depletion and amortisation	(191,397)	(13,572)	(1,092)	(31,203)	(9,019)	(12,042)	(204)	(15,307)	(273,836)

Net capitalised costs	204,084	12,496	1,187	47,140	101,436	53,217	4,872	36,055	460,487

	2014
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	251	–	–	–	–	–	25,713	–	25,964
Unproved oil and gas properties	–	–	–	–	–	–	5,395	–	5,395
Accumulated depreciation, depletion and amortisation	(81)	–	–	–	–	–	(5,840)	–	(5,921)

Net capitalised costs	170	–	–	–	–	–	25,268	–	25,438

(d)	Costs incurred in oil and gas property acquisition, exploration and development

	2012
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Acquisition costs:
– Proved	–	–	–	–	–	–	–	–
– Unproved	–	–	2	10,780	–	–	–	10,782
Exploration costs	10,572	930	–	1,274	418	–	–	13,194
Development costs*	33,676	2,099	–	2,752	11,378	–	–	49,905

Total costs incurred	44,248	3,029	2	14,806	11,796	–	–	73,881

	2012
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Acquisition costs:
– Proved	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–
Exploration costs	29	–	–	–	–	84	–	113
Development costs*	22	–	–	–	–	1,218	–	1,240

Total costs incurred	51	–	–	–	–	1,302	–	1,353

	2013
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Acquisition costs:
– Proved	879	29	–	10,283	35,773	1,760	453	26,894	76,071
– Unproved	–	25	–	2,385	39,959	13,707	4,552	17,980	78,608
Exploration costs	12,155	733	29	1,897	1,271	1,563	138	895	18,681
Development costs*	42,877	3,272	–	6,720	8,755	6,882	17	2,943	71,466

Total costs incurred	55,911	4,059	29	21,285	85,758	23,912	5,160	48,712	244,826

	2013
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Acquisition costs:
– Proved	–	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–	–
Exploration costs	43	–	–	–	–	–	25	–	68
Development costs*	7	–	–	–	–	–	1,457	–	1,464

Total costs incurred	50	–	–	–	–	–	1,482	–	1,532

	2014
	Consolidated entities
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Acquisition costs:
– Proved	–	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–	–
Exploration costs	13,644	1,515	267	3,454	1,759	2,260	421	724	24,044
Development costs*	58,920	5,060	–	7,754	8,239	10,026	44	5,434	95,477

Total costs incurred	72,564	6,575	267	11,208	9,998	12,286	465	6,158	119,521

	2014
	Enterprise’s share of equity method investees
	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Acquisition costs:
– Proved	–	–	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–	–	–
Exploration costs	1	–	–	–	–	–	151	–	152
Development costs*	–	–	–	–	–	–	1,890	–	1,890

Total costs incurred	1	–	–	–	–	–	2,041	–	2,042

*	The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

(e)	Standardised measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production from proved reserves to determine future cash inflows.

Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly.

Present value of estimated future net cash flows:

		2012
		Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Future cash inflows	(1)	1,369,398	86,795	19,737	94,102	153,614	–	–	1,723,646
Future production costs		(530,402)	(30,405)	(8,085)	(35,927)	(50,682)	–	–	(655,501)
Future development costs	(2)	(256,030)	(34,653)	(2,541)	(26,521)	(28,803)	–	–	(348,548)
Future income taxes		(112,428)	(8,740)	(2,409)	(9,765)	(16,797)	–	–	(150,139)

Future net cash flows	(3)	470,538	12,997	6,702	21,889	57,332	–	–	569,458
10% discount factor		(171,739)	(5,706)	(2,363)	(10,356)	(31,834)	–	–	(221,998)

Standardised measure of discounted future net cash flows		298,799	7,291	4,339	11,533	25,498	–	–	347,460

		2012 Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	North America	South America	Europe	Total

Future cash inflows	(1)	655	–	–	–	–	68,740	–	69,395
Future production costs		(396)	–	–	–	–	(38,262)	–	(38,658)
Future development costs	(2)	(209)	–	–	–	–	(833)	–	(1,042)
Future income taxes		–	–	–	–	–	(7,592)	–	(7,592)

Future net cash flows	(3)	50	–	–	–	–	22,053	–	22,103
10% discount factor		38	–	–	–	–	(12,603)	–	(12,565)

Standardised measure of discounted future net cash flows		88	–	–	–	–	9,450	–	9,538

Total standardised measure of discounted future net cash flow		298,887	7,291	4,339	11,533	25,498	9,450	–	356,998

		2013
		Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,336,580	93,943	18,095	99,648	430,094	87,532	1,040	108,254	2,175,186
Future production costs		(523,810)	(46,834)	(6,716)	(19,779)	(247,762)	(19,423)	(610)	(32,056)	(896,990)
Future development costs	(2)	(259,636)	(29,850)	(2,269)	(36,699)	(50,993)	(15,946)	(43)	(14,911)	(410,347)
Future income taxes		(102,827)	(5,504)	(2,314)	(18,498)	(24,996)	(12,252)	(31)	(36,709)	(203,131)

Future net cash flows	(3)	450,307	11,755	6,796	24,672	106,343	39,911	356	24,578	664,718
10% discount factor		(165,652)	(8,085)	(2,393)	(9,328)	(74,732)	(19,283)	(53)	(5,688)	(285,214)

Standardised measure of discounted future net cash flows		284,655	3,670	4,403	15,344	31,611	20,628	303	18,890	379,504

		2013
		Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	560	–	–	–	–	–	46,278	–	46,838
Future production costs		(369)	–	–	–	–	–	(19,688)	–	(20,057)
Future development costs	(2)	(229)	–	–	–	–	–	(4,362)	–	(4,591)
Future income taxes		–	–	–	–	–	–	(4,305)	–	(4,305)

Future net cash flows	(3)	(38)	–	–	–	–	–	17,923	–	17,885
10% discount factor		45	–	–	–	–	–	(8,412)	–	(8,367)

Standardised measure of discounted future net cash flows		7	–	–	–	–	–	9,511	–	9,518

Total standardised measure of discounted future net cash flow		284,662	3,670	4,403	15,344	31,611	20,628	9,814	18,890	389,022

		2014
		Consolidated entities
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,335,886	84,138	18,722	103,213	441,864	101,410	1,000	93,091	2,179,324
Future production costs		(528,067)	(36,129)	(4,244)	(34,477)	(257,139)	(20,692)	(434)	(29,589)	(910,771)
Future development costs	(2)	(273,362)	(17,291)	(2,708)	(34,665)	(52,399)	(22,101)	(43)	(13,704)	(416,273)
Future income taxes		(89,139)	(12,355)	(3,129)	(14,126)	(7,564)	(156)	(49)	(30,077)	(156,595)

Future net cash flows	(3)	445,318	18,363	8,641	19,945	124,762	58,461	474	19,721	695,685
10% discount factor		(163,945)	(8,741)	(3,179)	(6,585)	(84,425)	(33,260)	(93)	(4,584)	(304,812)

Standardised measure of discounted future net cash flows		281,373	9,622	5,462	13,360	40,337	25,201	381	15,137	390,873

	2014
	Enterprise’s share of equity method investees
	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	572	–	–	–	–	–	82,011	–	82,583
Future production costs		(1,225)	–	–	–	–	–	(30,695)	–	(31,920)
Future development costs	(2)	(642)	–	–	–	–	–	(12,330)	–	(12,972)
Future income taxes		–	–	–	–	–	–	(13,641)	–	(13,641)

Future net cash flows	(3)	(1,295)	–	–	–	–	–	25,345	–	24,050
10% discount factor		271	–	–	–	–	–	(14,096)	–	(13,825)

Standardised measure of discounted future net cash flows		(1,024)	–	–	–	–	–	11,249	–	10,225

Total standardised measure of discounted future net cash flow		280,349	9,622	5,462	13,360	40,337	25,201	11,630	15,137	401,098

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil and gas properties.

Changes in the standardised measure of discounted future net cash flows:

	2012
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee

Standardised measure, beginning of year	328,768	10,465	339,233
Sales of production, net of royalties and production costs	(157,697)	(94)	(157,791)
Net change in prices, net of royalties and production costs	49,470	(2,626)	46,844
Extensions discoveries and improved recovery, net of related future costs	79,416	–	79,416
Change in estimated future development costs	(82,776)	(396)	(83,172)
Development costs incurred during the year	45,923	1,017	46,940
Revisions in quantity estimates	13,044	1,679	14,723
Accretion of discount	42,707	1,401	44,108
Net change in income taxes	8,191	317	8,508
Purchase of properties	–	–	–
Changes in timing and other	20,414	(2,225)	18,189

Standardised measure, end of year	347,460	9,538	356,998

	2013
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee

Standardised measure, beginning of year	347,460	9,539	356,999
Sales of production, net of royalties and production costs	(180,494)	313	(180,181)
Net change in prices, net of royalties and production costs	51,408	(2,624)	48,784
Extensions discoveries and improved recovery, net of related future costs	53,261	–	53,261
Change in estimated future development costs	(82,414)	(2,083)	(84,497)
Development costs incurred during the year	70,077	229	70,306
Revisions in quantity estimates	22,884	820	23,704
Accretion of discount	42,522	1,269	43,791
Net change in income taxes	(17,464)	1,148	(16,316)
Purchase of properties	114,763	–	114,763
Changes in timing and other	(42,499)	907	(41,592)

Standardised measure, end of year	379,504	9,518	389,022

		2014
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee

Standardised measure, beginning of year	379,504	9,518	389,022
Sales of production, net of royalties and production costs	(175,187)	58	(175,129)
Net change in prices, net of royalties and production costs	4,323	8,750	13,073
Extensions discoveries and improved recovery, net of related future costs	87,059	652	87,711
Change in estimated future development costs	(62,501)	(4,050)	(66,551)
Development costs incurred during the year	105,782	197	105,979
Revisions in quantity estimates	(6,620)	697	(5,923)
Accretion of discount	48,893	1,305	50,198
Net change in income taxes	19,828	(2,595)	17,233
Purchase of properties	(1,544)	–	(1,544)
Changes in timing and other	(8,664)	(4,307)	(12,971)

Standardised measure, end of year	390,873	10,225	401,098

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 21 May 2015, at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2014.

2.	To declare a final dividend for the year ended 31 December 2014.

3.	To re-elect Mr. Wu Guangqi as an Executive Director of the Company:

Wu Guangqi
Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council and the Chairman of CNOOC Marine Environment and Ecology Protection Foundation. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. He also served as a Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Wu has served as the Compliance Officer of the Company since 1 June 2005 and he also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company:

Yang Hua
Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He also served as Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited, Chairman and Director of CNOOC Southeast Asia Limited and Chairman and Director of CNOOC Deepwater Development Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005, was appointed as Vice Chairman of the Board of the Company with effect from 16 September 2010, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Yang, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Yang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Tse Hau Yin, Aloysius, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit

Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited (whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014 and was renamed as OCBC Wing Hang Bank Limited), Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board of the Company considers that Mr. Tse remains independent for the purpose of the Listing Rules and the re-election of Mr. Tse is in the best interests of the Company and shareholders as a whole.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Tse has a formal letter of appointment with the Company. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,120,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Tse was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 9 April 2015

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.
The register of members of the Company will be closed from 18 May 2015 (Monday) to 21 May 2015 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 15 May 2015 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 8 June 2015 (Monday) to 12 June 2015 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 5 June 2015 (Friday).

10.
With respect to resolutions numbered A3 to A5, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the TSX requires that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company applied for and received a waiver of this requirement from the TSX, which waiver requires that certain disclosures be made to shareholders. The waiver was requested and granted on the basis that the Company’s ordinary shares are listed on the Stock Exchange and its ADRs are listed and posted for trading on the New York Stock Exchange and the TSX; the Company was formed under the laws of Hong Kong; over 97% of the Company’s securities trade on the Stock Exchange; and the Company confirmed to the TSX that it complies with the director election standards and practices of Hong Kong and provided an acceptable description of the corporate governance regime for director elections in Hong Kong, including a description of current practices and trends. The waiver lapses annually and the Company intends to re-apply for each subsequent meeting at which directors are to be elected.

Glossary

API
The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees

Wildcat
A well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered

Upstream business
Oil and gas exploration, development, production and sales

FPSO
Floating, Production, Storage and Offloading vessel

LNG
Liquefied Natural Gas

Proved Reserves
Estimates of oil, gas and NGL quantities thought to be recoverable from known reservoirs under existing economic and operating conditions

PSC
Production sharing contract

Reserve replacement ratio
For a given year, total additions to proved reserves divided by production during the year

VOLUME ACRONYMS

Bbl
Barrel

Bcf
Billion cubic feet

BOE
Barrels-of-oil-equivalent

Mbbls
Thousand barrels

Mboe
Thousand barrels of equivalent

Mcf
Thousand cubic feet

Mmboe
Million barrels-of-oil equivalent

Mmbbls
Million barrels

Mmcf
Million cubic feet

Note:
In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, Indonesia in Asia, and Yacheng 13-1/13-4 gas fields in China, which we have used actual thermal unit for such conversion purpose.

Company Information

Board of Directors:

Executive Directors
Li Fanrong	CEO & President
Wu Guangqi	Compliance Officer

Non-executive Directors
Wang Yilin	Chairman
Yang Hua	Vice Chairman
Lv Bo
Wang Jiaxiang

Independent Non-executive Directors
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch

Audit Committee
Tse Hau Yin, Aloysius (Chairman and Financial Expert)
Chiu Sung Hong
Lawrence J. Lau

Nomination Committee
Wang Yilin (Chairman)
Lawrence J. Lau
Kevin G. Lynch

Remuneration Committee
Chiu Sung Hong (Chairman)
Tse Hau Yin, Aloysius
Lv Bo

Other Members of the Senior Management
Yuan Guangyu	Executive Vice President
Zhu Weilin	Executive Vice President
Zhao Liguo	General Counsel
Chen Bi	Executive Vice President
Chen Wei	Executive Vice President
Zhang Guohua	Senior Vice President
Zhong Hua	Chief Financial Officer
Deng Yunhua	Deputy Chief Exploration Engineer
Song Lisong	Chief Safety Official

Joint Company Secretary
Zhong Hua
Tsue Sik Yu, May

Principal Bankers:
Bank of China (Hong Kong) Limited
The Hong Kong and Shanghai Banking Corporation Limited
Citi Bank, N.A.
Bank of China
Industrial and Commercial Bank of China
China Construction Bank

Hong Kong Share Registrar:
Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor
Hopewell Center
183 Queen’s Road East
Wan Chai
Hong Kong

ADS Depositary:
JPMorgan Chase Bank, N.A.
4 New York Plaza, 13th Floor
New York, NY 10004
United States of America

Symbol and stock code:
NYSE: CEO
HKSE: 00883
TSX: CNU

Investor Relations:
Beijing
Tel: (8610) 8452 2973
Fax: (8610) 8452 1441
E-mail: ir@cnooc.com.cn

Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322
E-mail: zhongyx@cnooc.com.cn

Media/Public Relations:
Tel: (8610) 8452 6642
Fax: (8610) 8452 1441
E-mail: mr@cnooc.com.cn

Registered Office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing Office:
CNOOC Tower, No.25 Chaoyangmen Beidajie,
Beijing, China
Zip Code: 100010
Website: www.cnoocltd.com

Exhibit 99.2

Hong Kong Exchanges and  Clearing  Limited  and  The  Stock  Exchange  of  Hong  Kong  Limited  take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 21 May 2015, at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2014.

2.	To declare a final dividend for the year ended 31 December 2014.

3.	To re-elect Mr. Wu Guangqi as an Executive Director of the Company:

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council and the Chairman of CNOOC Marine Environment and Ecology Protection Foundation. Mr. Wu served

1

as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. He also served as a Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Wu has served as the Compliance Officer of the Company since 1 June 2005 and he also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as  determined  by  the  Board  or  the  shareholders  of  the  Company,  subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) - 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company:

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering.  He  also  received  an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. From 1999 to 2011,

2

Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He also served as Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited, Chairman and  Director  of  CNOOC  Southeast Asia Limited and Chairman and Director of CNOOC Deepwater  Development  Limited,  all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005, was appointed as Vice Chairman of the Board of the Company with effect from 16 September 2010, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Yang, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Yang was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) - 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Tse Hau Yin, Aloysius, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG

3

in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member  of  the  KPMG  China  advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited (whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014 and was renamed as OCBC Wing Hang Bank Limited), Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and  Buy  Back  Shares  and  Proposed  Re-election  of  Directors”, the Board of the Company  considers  that  Mr.  Tse  remains  independent  for  the  purpose  of the Listing Rules and the re-election of Mr. Tse is in the best interests of the Company and shareholders as a whole.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no other interest in the Company’s securities within the meaning of Part XV of the SFO.
Mr. Tse has a formal letter of appointment with the Company. Mr. Tse’s emoluments comprise an annual director’s fee  of  HK$1,120,000  (before  deduction  of  Hong  Kong  tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Tse was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) - 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

4

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

5

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the  Company  (including  bonds,  notes,  warrants,  debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant  Period”  means  the  period  from  the  date  of  passing  of  this  resolution  until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

6

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 9 April 2015

Registered office:
65th Floor,
Bank of China Tower, 1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

7

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.
The register of members of the Company will be closed from 18 May 2015 (Monday) to 21 May 2015 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 15 May 2015 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 8 June 2015 (Monday) to 12 June 2015 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 5 June 2015 (Friday).

10.
With respect to resolutions numbered A3 to A5, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

8

In addition, the TSX requires that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company applied for and received a waiver of this requirement from the TSX, which waiver requires that certain disclosures be made to shareholders. The waiver was requested and granted on the basis that the Company’s ordinary shares are listed on the Stock Exchange and its ADRs are listed and posted for trading on the New York Stock Exchange and the TSX; the Company was formed under the laws of Hong Kong; over 97% of the Company’s securities trade on the Stock Exchange; and the Company confirmed to the TSX that it complies with  the  director  election standards and practices of Hong Kong and provided an acceptable description of the corporate governance regime for director elections in Hong Kong, including a description of current practices and trends. The waiver lapses annually and the Company intends to re-apply for each subsequent meeting at which directors are to be elected.

As at the date of this announcement, the Board comprises:
Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
WangYilin (Chairman)
Yang Hua (Vice Chairman)
 Lv Bo
Wang Jiaxiang

9

Exhibit 99.3

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to  its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

EXPLANATORY STATEMENT RELATING TO THE
PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES
AND
PROPOSED RE-ELECTION OF DIRECTORS

A notice convening an annual general meeting of CNOOC Limited (the “Company”) to be held on 21 May 2015 at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, is set out on pages 141 to 146 of the  annual  report  of  the Company for the year ended 31 December 2014 and also in Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment thereof if they so wish  and,  in  such  event,  the  relevant  form  of proxy shall be deemed to be revoked.

9 April 2015

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Executive Directors Li Fanrong Wu Guangqi	Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Lv Bo
Wang Jiaxiang

Independent Non-executive Directors
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch

9 April 2015

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO THE
PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES
AND
PROPOSED RE-ELECTION OF DIRECTORS

INTRODUCTION

    The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3-A7 and B1-B3 of the notice of annual general meeting for the approval of, amongst others, the grant of the general mandates for issue Shares and buy back Shares (as defined hereinafter) and the re-election of retiring directors  at  the  annual  general  meeting  of  the  Company  to  be  held  at  Island  Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 21 May 2015 at 3:30 p.m. (the “Annual General Meeting”). References in this document to “Shares” are to share(s) of all classes in the issued share capital of the Company.

LETTER FROM THE BOARD

PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

    At the annual general meeting of the Company held on 23 May 2014, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to buy back Shares the aggregate nominal amount of which in the capital of the Company not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue as at 23 May 2014; (ii) to issue, allot and  deal  with additional Shares the aggregate nominal amount of which in the capital of the Company not exceeding 20% of the aggregate nominal amount of  the  share  capital  of  the  Company  in issue as at 23 May 2014; and (iii) extend the general mandate granted to the Directors to issue, allot and deal with such number of Shares the  aggregate  nominal  amount  in  the capital of the Company of which not exceeding  the  aggregate  number  of  Shares  bought back, which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at 23 May 2014 (collectively referred to as the “Existing General Mandates”).

    The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue shares and buy  back  Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to buy back any Shares or to issue any new Shares pursuant to the relevant mandates.

    In relation to the general mandate for the  issuance  and  allotment  of  Shares  (“Share Issue Mandate”), on 31 March 2015, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date  to  the  date  of  the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the  maximum number of Shares that may be issued by the Company will be 8,929,491,196 Shares.

    The explanatory statement, as required by The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the  proposed general mandates to issue shares and buy back Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

LETTER FROM THE BOARD

PROPOSED RE-ELECTION OF DIRECTORS

    Pursuant to Article 97 of the Articles of Association of the Company (the “Articles”), Mr. Wu Guangqi, Mr. Yang Hua and Mr. Tse Hau Yin, Aloysius will retire from office at the Annual General Meeting and, being eligible for re-election, Mr. Wu Guangqi, Mr. Yang Hua and Mr. Tse Hau Yin, Aloysius have been recommended by the board of directors of the Company (the “Board”) and have offered themselves for re-election.

    Mr. Tse Hau Yin, Aloysius (“Mr. Tse”) was appointed as an Independent Non-executive Director of the Company in 2005. Mr. Tse has served as an Independent  Non-executive Director of the Company for over nine years, and he has thorough understanding of the Company’s operations and business. As an Independent Non-executive Director, Mr. Tse has always contributed objectively in advising and giving independent guidance to the Company in his capacity as Independent Non-executive Director over the years. Mr. Tse has been continuously demonstrating firm commitments to his role. Mr. Tse always places great importance on high standards of corporate governance, and regularly  monitors communications between the Company and its external auditors to ensure the truthfulness, accuracy and completeness of the Company’s interim and annual reports. Mr. Tse has never been engaged in any executive management of the Group. The Board has received from Mr. Tse a confirmation of independence according to Rule 3.13 of the Listing Rules. Taking into consideration of the above and the independent natures of Mr. Tse’s role and duties in the past years, the Board considers that the long service of Mr. Tse would not diminish his independence and affect his exercise of independent judgment and is satisfied that Mr. Tse has the required character, integrity, experience and independence to continue fulfilling the role of Independent Non-executive Director. Further, given Mr. Tse’s extensive knowledge, expertise and experience, the Board considers the re-election of Mr. Tse as Independent Non-executive Director is in the best interest of the Company  and  the  Shareholders  as  a whole.

    Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

    A notice convening the Annual General Meeting is set out on pages 141 to 146 of the annual report of the Company for the year ended 31 December 2014 and also in Appendix II to this circular.

    There is no Shareholder who is materially interested in the proposed resolutions regarding the granting of general mandates to issue and buy back Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

    Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting  shall  be  taken  by  poll,  other  than  resolution which relates purely to a procedural or administrative matter which may be decided by the chairman in good faith to be voted by a show of hands.

LETTER FROM THE BOARD

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of  the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue and buy back Shares and the re-election of the said Directors are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
CNOOC Limited
Wang Yilin
Chairman

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for buy back Shares and also constitutes the memorandum required under section 239 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

GENERAL MANDATE TO BUY BACK SHARES

    At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and an unconditional mandate (the “Share Buy-back Mandate”) to exercise all the powers of the Company to buy back on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Share Buy-back Mandate, the number of Shares that the Company may buy back shall not exceed 10% of the aggregate number of Shares in issue as at the date of passing the resolution.

    Shareholders should note that the Share  Buy-back  Mandate  covers  buy-backs  made only during the period ending on the earlier of the conclusion of the next annual general meeting of the Company and the date upon which such authority is revoked or varied.

SHARE CAPITAL

    As at the Latest Practicable Date, 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date  to  the  date  of  the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Buy-back Mandate, the maximum number of Shares that may be bought back by the Company pursuant to the Share Buy-back Mandate will be 4,464,745,598 Shares.

DIRECTORS AND CONNECTED PERSONS

    None of the Directors nor, to the best of the knowledge  and  belief  of  the  Directors having made all reasonable enquiries, any of their  respective  close  associates  (as  defined under the Listing Rules) has a present intention, in the event that the Share  Buy-back Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

    No persons who are core connected persons (as defined under the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Share Buy-back Mandate is granted by the Shareholders.

DIRECTORS’ UNDERTAKING

    The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make buy-backs pursuant to the Share Buy-back Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

    If as a result of a buy back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

    As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as  having  an  interest  in 28,772,727,268 Shares, representing approximately 64.44% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly-owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in five Shares. If the Share Buy-back Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.60% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, none of CNOOC BVI, OOGC or CNOOC would become obliged to make a mandatory offer for  all  securities  not  already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

    The Directors do not have a present intention to exercise the Share Buy-back Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR SHARE BUY-BACKS

Reasons for Share Buy-back

    The Directors consider that the Share  Buy-back  Mandate  will  provide  the  Company with the flexibility to make such buy-backs when appropriate and beneficial to the Company and its Shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

    Buy-backs must be made from funds legally available for such purpose in accordance with the Company’s Articles, the Listing Rules and applicable laws and regulations in Hong Kong. The Companies Ordinance provides that that the amount paid in connection with a buy-back may only be made from the distributable profits of the Company and/or proceeds of a new issue  of Shares made for the purpose of the buy-back to  the extent permissible under the Companies Ordinance.

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

    On the basis of the consolidated financial position of the Company as at 31 December 2014 (being the date to which the latest published audited financial statements of the Company have been made up) and in  particular  the  working  capital  position  and  gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the Share Buy-back Mandate were to  be  carried  out  in  full  at  any  time during the proposed buy-back period. No buy-back would be  made  in  circumstances  that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such buy-backs were in the best interests of the Company and its Shareholders as a whole.

SHARE BUY-BACK MADE BY THE COMPANY

    No share buy-back had been made by the Company (whether on the Stock Exchange or otherwise) during the six months immediately prior to the Latest Practicable Date.

GENERAL

    During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
Month	Highest HK$	Lowest HK$
2014 April	12.96	11.68
May	13.82	12.50
June	14.12	13.16
July	14.08	13.36
August	15.58	13.78
September	15.68	13.32
October	13.52	12.00
November	12.26	11.26
December	10.98	9.80

2015
January	10.68	10.18
February	11.38	10.28
March (up to the Latest Practicable Date)	11.18	10.22

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 21 May 2015, at 3:30 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2014.

2.	To declare a final dividend for the year ended 31 December 2014.

3.	To re-elect Mr. Wu Guangqi as an Executive Director of the Company:

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree  in  Management  from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in  2003,  and  has  been  the Vice President of CNOOC since 2004. Mr. Wu also serves as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council and the Chairman of CNOOC Marine Environment and Ecology Protection Foundation. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. He also served as a Director of CNOOC Deepwater Development Limited, a subsidiary of the Company. Mr. Wu has served as the Compliance Officer of the Company since 1 June 2005 and he also serves as a Director of CNOOC China Limited and CNOOC International Limited, all being  the  subsidiaries  of  the  Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Save as aforesaid, Mr. Wu does not have  any  relationship  with  any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and  Mr. Wu,  Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wu was determined by the Board with reference to  perception  of  industry  standards  and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company:

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum  with  a  B.S.  degree  in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He also served as Director and President of CNOOC Southeast Asia Limited, General Manager of CNOOC China Limited, Chairman and Director of CNOOC Southeast Asia Limited and Chairman and Director of CNOOC Deepwater Development Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005, was appointed as Vice Chairman of the Board of the Company with effect from 16 September 2010,  and  was  re-designated  from  an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011.

Save as aforesaid, Mr. Yang does not have any  relationship  with  any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Yang, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Yang  was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the  Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to  the  provisions  of  his  service  agreement  and  the  retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

5.	To re-elect Mr. Tse Hau Yin, Aloysius, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive  director of  China Telecom Corporation  Limited, Wing Hang Bank Limited (whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014 and was renamed as OCBC Wing Hang Bank Limited), Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong  Limited.  He  was  an  independent non-executive director of China Construction Bank Corporation, which  is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company  with effect from 8 June 2005.

Mr. Tse has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set  out  in  the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of  Directors”,  the Board of the Company considers that Mr. Tse remains independent for the purpose of the Listing Rules and the re-election of Mr. Tse is in the  best interests of the Company and shareholders as a whole.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Tse has a formal letter of appointment with the Company. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,120,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Tse was determined by   the   Board   with   reference   to   perception   of   industry   standards   and

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if  necessary.  Mr.  Tse  is  subject  to  the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of  the  Company  on  The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission  of  Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing  Rules,  or  of  any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following  provisions  of  this  resolution,  the  exercise  by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal  with  additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers  be  and  is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph  (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion  under  the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(v)
any adjustment, after the date of grant or issue  of  any  options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of  relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate number of shares of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a  fixed  record  date  in  proportion  to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in  any  territory  outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such  extended  amount  shall  not  exceed  10%  of  the  aggregate  number  of shares of the Company in issue as at the date of the passing of this resolution.”

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 9 April 2015

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly  completed  and  signed  in  accordance  with  the  instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of  such  persons  may  vote  at  the  above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other  joint  holders  and,  for  this  purpose, seniority shall be determined by the order in which the names stand in the  register  of  members  of  the Company in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it  the  number  of  shares purchased under the authority granted pursuant to resolution numbered B1.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.
The register of members of the Company will be closed from 18 May 2015 (Monday) to 21  May  2015 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 15 May 2015 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 8 June 2015 (Monday) to 12 June 2015 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 5 June 2015 (Friday).

10.
With respect to resolutions numbered A3 to  A5, the Company is exempt from  the  requirements  of  the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the TSX requires that at each annual meeting of holders of  listed  securities,  the  board  of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series.  The Company applied for and received a waiver of this requirement from the  TSX, which waiver requires that certain disclosures be  made  to  shareholders.  The waiver was requested and granted on the basis that the Company’s ordinary shares are listed on the Stock Exchange and its ADRs are listed and posted for trading on the New York Stock Exchange and the TSX; the Company was formed under the laws of Hong Kong; over 97% of the Company’s securities trade on the Stock Exchange; and the Company confirmed to the TSX that it complies with the director  election standards and practices of Hong Kong and provided an acceptable description of the corporate governance regime for director elections in Hong Kong, including a description of current practices and trends. The waiver lapses annually and the Company intends to re-apply for each subsequent meeting at which directors are to be elected.

Exhibit 99.4

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Form of proxy for the Annual General Meeting to be held on 21 May 2015

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy(Note 1) as specified below or failing him/her,  THE CHAIRMAN OF THE MEETING(Note 1) to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 21 May 2015 at 3:30 p.m. and at any adjournment thereof in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 8)	Signature (Note 4)
Registered Holding (Note 2)
Date

Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)
Full Name	No. of Shares (Note 3)
Full Address

	ORDINARY RESOLUTIONS	FOR (Note 5)	AGAINST (Note 5)
A1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2014.
A2.	To declare a final dividend for the year ended 31 December 2014.
A3.	To re-elect Mr. Wu Guangqi as an Executive Director of the Company.
A4.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company.
A5.	To re-elect Mr. Tse Hau Yin, Aloysius who has served the Company for more than nine years as an Independent Non-executive Director of the Company.
A6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.
A7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board of Directors to fix their remuneration.
B1.
To grant a general mandate to the Directors to buy back shares in the capital of the Company not exceeding 10% of the aggregate number of shares of the Company in issue as at the date of passing of this resolution.*

B2.
To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceeding 20% of the aggregate number of shares of the Company in issue as at the date of passing of this resolution.*

B3.
To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers,  agreements,  options  and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares bought back, which shall not exceed 10% of the  aggregate number of shares of the Company in issue as at the date of passing of this resolution.*

*	The full text of the Resolutions is set out in the Notice of Annual General Meeting which is included in the Circular of the Company despatched to shareholders of the Company on 9 April 2015.

Notes:

1.
If any proxy other than the chairman of the meeting is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy needs not be a member of the Company, but must attend the meeting (or any adjournment thereof) to represent you.

2.	Please insert the number of shares registered in the name of the holder(s).

3.	Please insert the number of shares for this proxy. If no number is inserted, this proxy form will be deemed to relate to all the shares registered in the name of the holder(s).

4.
This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form  under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one shareholder may sign this proxy form.  The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

5.
IMPORTANT:  IF  YOU  WISH  TO  VOTE  FOR  A  RESOLUTION,  TICK  (✓)  IN  THE  RELEVANT  BOX  BELOW  THE  BOX  MARKED  “FOR”.  IF  YOU  WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of a resolution will entitle your proxy to cast your vote in respect of that resolution at his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

6.
In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, not less than 36 hours before the time fixed for holding the meeting or any adjournment thereof.

7.	Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

8.	Please provide one certificate number, if possible, to facilitate processing.

9.	For the avoidance of doubt, we do not accept any special instructions written on this proxy form.

Exhibit 99.5

( Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

NOTIFICATION LETTER

9 April 2015
Dear Non-registered holder (1),

CNOOC Limited (the “Company”)
–Notice of publication of Annual Report, Explanatory Statement, Notice of Annual General Meeting and Proxy Form (“Current Corporate Communications”)

The Company’s Annual General Meeting will be held at 3:30 p.m. on Thursday, 21 May 2015 at the Island Shangri-La, Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and/ or “Announcement” and viewing them through Adobe® Reader®or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,
By order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Note: (1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[1]：

中國海洋石油有限公司（「本公司」）
－ 年報、說明函件、股東周年大會通告及委任表格（「本次公司通訊文件」）之發佈通知

本公司之股東周年大會將於 2015 年 5 月 21 日星期四下午三時三十分假座香港中環法院道太古廣場港島香格里拉大酒店舉行。本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。 請在本公司網站主頁按「投資者關係」一項，再在「定期報告」和/或「公告」項下選擇「通訊文件名稱」並使用 Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票）。香港證券登記處地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk) 內下載。

如對本函內容有任何疑問，請致電本公司電話熱線 (852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午 9 時正至下午 6 時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命
中國海洋石油有限公司
聯席公司秘書
鐘華
謹啟

2015 年 4 月 9 日

附註：(1) 此函件乃向本公司之非登記持有人("非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-09042015-1(21)

Request Form

To:	CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below: ： (Please mark ONLY ONE（X）of the following boxes)

□	to receive the printed English version of all Corporate Communications ONLY; OR
□	to receive the printed Chinese version of all Corporate Communications ONLY; OR
□	to receive both printed English and Chinese versions of all Corporate Communications.

Contact telephone number	Signature(s)

Notes 附註：

1. Please complete all your details clearly.
   請 閣下清楚填妥所有資料。
2. This letter is addressed to Non-registered holders ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
   此函件乃向本公司之非登記持有人（"非登記持有人" 指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊）發出。
3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
   如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4. The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
   上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。
5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
   為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明

(i) "Personal Data" in these statements has the same meaning as "personal data" in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong ("PDPO").
本聲明中所指的「個人資料」具有香港法例第 486 章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義。

(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.
閣下是自願向中國海洋石油有限公司提供個人資料。若 閣下未能提供足夠資料，中國海洋石油有限公司可能無法處理 閣下在本表格上所述的指示及／或要求。

(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.
中國海洋石油有限公司可就任何所說明的用途，將 閣下的個人資料披露或轉移給中國海洋石油有限公司的附屬公司、股份過戶登記處、及／或其他公司或團體，並將在適當期間保留該等個人資料作核實及紀錄用途。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
閣下有權根據《私隱條例》的條文查閱及／或修改 閣下的個人資料。任何該等查閱及／或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東 183 號合和中心 17M 樓）的個人資料私隱主任提出。

**Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

✂---

閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。

如在本港投寄毋須貼上郵票。

Please cut the mailing label and stick this on the envelope to return this Request Form to us.

No postage stamp necessary if posted in Hong Kong.

郵寄標籤 MAILING LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong

CNOOH-09042015-1(21)